      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 2002

                                                      REGISTRATION NO. 333-83638
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 4

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                                 EON LABS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                        2834                    13-3653818
 (State or other jurisdiction        (Primary Standard          (I.R.S. Employer
              of                        Industrial            Identification No.)
incorporation or organization)  Classification Code Number)

                          227-15 NORTH CONDUIT AVENUE
                           LAURELTON, NEW YORK 11413
                                 (718) 276-8600
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             BERNHARD HAMPL, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 EON LABS, INC.
                          227-15 NORTH CONDUIT AVENUE
                           LAURELTON, NEW YORK 11413
                                 (718) 276-8600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

       STEVEN A. SEIDMAN, ESQ.                       ALLISON R. SCHNEIROV, ESQ.
       Willkie Farr & Gallagher               Skadden, Arps, Slate, Meagher & Flom LLP
          787 Seventh Avenue                             Four Times Square
       New York, New York 10019                       New York, New York 10036
            (212) 728-8000                                 (212) 735-3000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                           --------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED MAY 21, 2002


                                9,800,000 Shares

                                     [LOGO]

                                 EON LABS, INC.

                                  Common Stock

                                  -----------

    Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $14.00 and $16.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "ELAB."

    We are selling 9,380,540 shares of common stock and the selling stockholders are selling 419,460 shares of common stock. We will not receive any proceeds from the sale of stock by the selling stockholders.

    We have granted the underwriters an option to purchase a maximum of 1,470,000 additional shares to cover over-allotments, if any.

    Investing in our common stock involves risks. See "Risk Factors" on page 8.

                                                                                                        Proceeds to
                                                                 Underwriting                               the
                                                Price to         Discounts and       Proceeds to          Selling
                                                 Public           Commissions      Eon Labs, Inc.      Stockholders
                                            -----------------  -----------------  -----------------  -----------------
Per Share.................................          $                  $                  $                  $
Total.....................................          $                  $                  $                  $

    Delivery of the shares of common stock will be made on or about
      , 2002.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   Credit Suisse First Boston                               Goldman, Sachs & Co.

Banc of America Securities LLC                                CIBC World Markets

               The date of this prospectus is             , 2002.

                               INSIDE FRONT COVER

[Photographs of products, exterior of Wilson, North Carolina facility and a number of our employees.]

                                 --------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
PROSPECTUS SUMMARY....................      1

RISK FACTORS..........................      8

SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................     20

INDUSTRY AND MARKET DATA..............     20

USE OF PROCEEDS.......................     20

DIVIDEND POLICY.......................     21

CAPITALIZATION........................     22

DILUTION..............................     23

SELECTED CONSOLIDATED FINANCIAL
  INFORMATION.........................     24

MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................     28

BUSINESS..............................     38

MANAGEMENT............................     53

                                          PAGE
                                        --------
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS........................     62

PRINCIPAL AND SELLING STOCKHOLDERS....     64

DESCRIPTION OF CAPITAL STOCK,
  CERTIFICATE OF INCORPORATION AND
  BYLAWS..............................     66

SHARES ELIGIBLE FOR FUTURE SALE.......     70

CERTAIN FEDERAL INCOME AND ESTATE TAX
  CONSIDERATIONS FOR NON-U.S. HOLDERS
  OF COMMON STOCK.....................     72

UNDERWRITING..........................     75

NOTICE TO CANADIAN RESIDENTS..........     78

LEGAL MATTERS.........................     79

EXPERTS...............................     79

WHERE YOU CAN FIND MORE INFORMATION...     79

INDEX TO FINANCIAL STATEMENTS.........    F-1

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

    UNTIL             , 2002 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATIONS TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

                                 EON LABS, INC.

    We are a generic pharmaceutical company engaged in developing, licensing, manufacturing, selling and distributing a broad range of prescription pharmaceutical products. We are an industry leader in obtaining abbreviated new drug application, or ANDA, approvals from the U.S. Food and Drug Administration, or FDA, for new generic pharmaceutical products. As of March 31, 2002, we marketed over 90 generic pharmaceutical products. Our experienced management team utilizes an integrated approach to select and develop generic pharmaceutical products in both niche and high volume markets in order to be the first generic alternative to market and to obtain favorable market share. We focus on drugs in a broad range of solid oral dosage forms, utilizing both immediate and sustained release delivery. We are also currently developing several generic transdermal patch products with our partner, Hexal AG. We do not depend on any single drug or therapeutic category for a majority of our sales.

    From January 1, 1996 through March 31, 2002, we received 47 ANDA approvals from the FDA. In each of 2000 and 2001, we were among the top five companies with the most ANDA approvals in the U.S. As of March 31, 2002, we had 13 ANDAs pending at the FDA. Nine of those pending ANDAs were for drugs that have developmental, manufacturing, technological or patent related challenges. In December 2000, we expanded our manufacturing capacity by purchasing a new manufacturing facility in Wilson, North Carolina to accommodate our growing pipeline of products.

THE GENERIC PHARMACEUTICAL INDUSTRY

    The generic pharmaceutical industry has grown dramatically in recent years. We believe that several factors will cause the generic pharmaceutical industry to continue to grow in future years, including: the aging of the U.S. population; efforts by state governments, employers, third party payors and consumers to control health care costs; increased acceptance of generic products by physicians, pharmacists and consumers; and the increasing number of pharmaceutical products whose patents have expired or will expire and are or will be subject to competition from generic equivalents.

    According to data supplied by IMS Health, an independent provider of pharmaceutical market information, approximately $37.8 billion in current U.S. brand-name drug sales are expected to go off patent from January 1, 2002 through December 31, 2006. An average of 50 compounds are expected to lose patent protection or market exclusivity each year over the next five years. Forty-five of the compounds expected to lose patent protection or market exclusivity over the next five years are blockbuster drugs, which are drugs with annual sales in the United States of over $500 million.

OUR STRATEGY

    Our management team believes that our success derives from our ability to select attractive product candidates and to efficiently execute our product launch strategy, minimizing the time it takes from the selection to the marketing of our products. Our strategy has the following key elements:

    - CONTINUE TO BE FIRST TO MARKET WITH GENERIC ALTERNATIVES. Generic alternatives that are first to market have a higher likelihood of achieving favorable market share and enhancing profitability. We seek to ship a new product to our customers promptly upon the expiration of the patent or the exclusivity period for the brand-name reference drug.

    - DEVELOP GENERIC PHARMACEUTICAL PRODUCTS THAT HAVE HIGH BARRIERS TO
      ENTRY. We focus on drugs that have developmental, manufacturing, technological or patent related challenges, including difficult to source raw materials.

    - MAINTAIN A STEADY STREAM OF A BROAD RANGE OF HIGH QUALITY GENERIC PRODUCTS. We focus on developing and commercializing a steady stream of new generic products in multiple therapeutic categories, including blockbuster drugs which our customers necessarily purchase in large quantities.

    - GROW OUR BUSINESS THROUGH EXISTING AND NEW STRATEGIC ALLIANCES AND ACQUISITIONS. In addition to growing our business internally, we seek to grow our business through the development of strategic relationships with other generic pharmaceutical companies and through strategic acquisitions of pharmaceutical products and companies.

    - SUSTAIN OUR EXCELLENT FDA COMPLIANCE RECORD. We are proactive in maintaining strong relationships with the FDA, and we believe our track record of compliance with FDA standards and regulations has been an important factor in obtaining timely ANDA approvals.

OUR COMPETITIVE STRENGTHS

    We believe that we have established a position as a market leader among generic pharmaceutical companies by capitalizing on the following core strengths:

    - STRONG, EXPERIENCED MANAGEMENT TEAM. Our seasoned management team has enabled us to generate consistent financial growth and accelerate product development timelines. As a result of the timely execution of our business strategy during 2000 and 2001, we were able to bring 11 products to market on the first day that generic competition commenced or immediately thereafter.

    - EXCELLENT DEVELOPMENT PRODUCTIVITY. Our experience in identifying and securing difficult to obtain raw materials and streamlining our product development process allowed us to be among the top five companies with the most ANDA approvals received in the U.S. during 2000 and 2001.

    - STRATEGIC PARTNERSHIP WITH HEXAL AG. Our strategic partnership with Hexal AG, the second largest generic pharmaceutical company in Germany, has enhanced our internal product development and our ability to license sophisticated technology.

    - MODERN, FLEXIBLE MANUFACTURING CAPABILITIES. We utilize manufacturing technologies for all major solid oral dosage forms and currently maintain an outstanding FDA compliance record. In December 2000, we expanded our manufacturing capacity by purchasing a new manufacturing facility in Wilson, North Carolina. We believe our logistical expertise and our manufacturing capabilities enable us to compete effectively in the solid oral dosage generic market.

CORPORATE INFORMATION

    We were incorporated in Delaware in 1992. Our principal executive offices are located at 227-15 North Conduit Avenue, Laurelton, New York 11413, and our telephone number is (718) 276-8600. Our website is located at www.eonlabs.com. The information on our website is not intended to be part of this prospectus. This prospectus contains references to our trademark EON
LABS(-Registered Trademark-). All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

                                  THE OFFERING

Common stock offered
  By us...................................  9,380,540 shares
  By the selling stockholders.............  419,460 shares

Common stock outstanding after this
  offering................................  42,739,629 shares (1)

Over-allotment option.....................  1,470,000 shares

Use of proceeds...........................  We intend to use the proceeds of this offering to repay approximately $66.9 million of
                                            outstanding indebtedness, which includes
                                            accrued interest through March 31, 2002, to
                                            Hexal AG and the balance for general corporate
                                            purposes, including to fund working capital,
                                            increased research and development to expand
                                            our product offerings and the potential
                                            acquisition of product lines or companies. See
                                            "Use of Proceeds."

Proposed Nasdaq National Market symbol....  "ELAB"

------------------------

(1) The number of shares of common stock outstanding after this offering is based on shares outstanding as of March 31, 2002. This number of shares includes 30,000,000 shares of common stock to be issued upon conversion of all of our outstanding preferred stock upon the closing of this offering, 1,680,528 shares of common stock to be issued upon exercise of outstanding warrants upon the closing of this offering at an exercise price of $0.01 per share, and 1,678,561 shares of common stock to be issued upon capitalization of approximately $25.2 million of our indebtedness, which includes accrued interest through March 31, 2002, to Hexal AG, as if the capitalization occurred on March 31, 2002, but does not include:

    - 1,951,350 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2002 at a weighted average exercise price of $1.16 per share; and

    - 1,048,650 shares of common stock reserved and available for future issuance under our equity incentive plan as of March 31, 2002.

    Except as otherwise noted, all information in this prospectus:

    - assumes an initial public offering price of $15 per share, the midpoint of the range set forth on the cover page of this prospectus;

    - assumes no exercise of the underwriters' over-allotment option;

    - reflects the 30 for 1 stock split that will occur prior to the closing of this offering; and

    - assumes the filing of our restated certificate of incorporation which will occur simultaneously with the closing of this offering.

                                 REORGANIZATION

    Santo Holding (Deutschland) GmbH, or Santo, a company organized in Germany, owns 100% of the outstanding capital stock of Hexal Pharmaceuticals, Inc., or HPI, a Delaware corporation. Santo is under common control with our partner, Hexal AG, the second largest generic pharmaceutical company in Germany. In September 1995, HPI acquired 50% of our outstanding capital stock. In December 2000, HPI indirectly acquired the remaining 50% of our outstanding capital stock through its acquisition of 100% of the outstanding capital stock of Eon Holdings, Inc., or EHI, for an aggregate purchase price of $110.0 million, consisting of a non-interest bearing note in the principal amount of $50.0 million and $60.0 million in cash, plus the issuance of warrants to purchase in the aggregate five percent of our common stock on a fully diluted basis, as determined at the time of exercise. Prior to the closing of this offering, EHI will be merged into HPI which will subsequently be merged into Eon Labs. As a result, we will become a direct, majority-owned subsidiary of Santo. When it is consummated, this reorganization will be accounted for as a merger of entities under common control, and the accounts of the companies will be combined in a manner similar to a pooling of interests effective January 1, 2000.

    The following are diagrams of our corporate structure (based on our outstanding capital stock) prior to and subsequent to the reorganization mergers:

              PRE-REORGANIZATION                            POST-REORGANIZATION
              ------------------                            -------------------

                    [LOGO]                                         [LOGO]

    Following consummation of the reorganization mergers but prior to this offering, we will owe approximately $92 million of indebtedness, including accrued interest through March 31, 2002, to Hexal AG. Immediately following the closing of this offering, approximately $25.2 million of our indebtedness, including accrued interest through March 31, 2002, to Hexal AG will be converted to equity, resulting in the issuance of 1,678,561 shares of our common stock to Hexal AG. This issuance will result in Hexal AG owning approximately 3.9% of our outstanding capital stock and Santo owning approximately 70.2% of our outstanding capital stock immediately following the closing of this offering. A portion of the proceeds of this offering will be used to repay approximately $66.9 million of indebtedness, which includes accrued interest through March 31, 2002, to Hexal AG.

    HPI held certain research and development contracts which were unrelated to its business. The research and development contracts resulted in costs to HPI of $1.3 million, $1.6 million and $0.5 million in 2000, 2001 and the three months ended March 31, 2002, respectively. Effective March 1, 2002, HPI transferred the two research and development contracts to Biosan, an entity affiliated with Santo but unrelated to us, in order to remove the contractual obligations from HPI's and, following the reorganizational mergers, our business.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The summary data presented below under the captions "Consolidated Statement of Income Data" and "Consolidated Balance Sheet Data" for, and as of the end of, each of the years in the three-year period ended December 31, 2001, are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, our independent certified public accountants. These audited consolidated financial statements as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001, and report thereon, are included elsewhere in this prospectus. The financial data as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 are derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. When you read this summary historical financial data, it is important that you read it along with our historical financial statements and related notes as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

    Prior to the closing of this offering, a reorganization will occur in which EHI will be merged into HPI, which will subsequently be merged into Eon Labs. This reorganization will be accounted for as a merger of entities under common control and the accounts of the companies will be combined in a manner similar to a pooling of interests effective January 1, 2000. As presented below and used in this prospectus, the term "predecessor company" refers to Eon Labs and its operations for periods prior to January 1, 2000 and does not reflect the reorganization. The term "successor company" is used to describe Eon Labs and its operations for periods after January 1, 2000 and reflects the reorganization. See "Prospectus Summary--Reorganization."

                                           YEAR ENDED DECEMBER 31,                         THREE MONTHS ENDED MARCH 31,
                           -------------------------------------------------------   ----------------------------------------
                           (PREDECESSOR
                             COMPANY)        (SUCCESSOR COMPANY)      PRO FORMA(1)      (SUCCESSOR COMPANY)      PRO FORMA(1)
                           ------------   -------------------------   ------------   -------------------------   ------------
                               1999          2000          2001           2001          2001          2002           2002
                           ------------   -----------   -----------   ------------   -----------   -----------   ------------
                                                               (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  INCOME DATA:
Net sales................  $    77,981    $   119,693   $   165,443   $   165,443    $    39,096   $    48,198   $    48,198
Cost of sales............       39,576         56,559        73,312        73,312         18,388        24,985        24,985
                           -----------    -----------   -----------   -----------    -----------   -----------   -----------
    Gross profit.........       38,405         63,134        92,131        92,131         20,708        23,213        23,213
Operating expenses
  Selling, general and
    administrative
    Amortization of                                                                        1,780
      goodwill and other
      intangibles(2).....           --            639         7,120         7,120                          940           940
    Deferred stock                                                                         3,279
      appreciation rights
      compensation.......        1,626          6,197         9,837         9,837                           --            --
    Other selling,                                                                         6,417
      general and
      administrative.....       18,640         20,890        25,322        25,322                        6,153         6,153
  Research and                                                                             2,103
    development
    expenses.............       10,889         14,936        12,224        10,670                        3,281         2,756
                           -----------    -----------   -----------   -----------    -----------   -----------   -----------
      Total operating                                                                     13,579
        expenses.........       31,155         42,662        54,503        52,949                       10,374         9,849
                           -----------    -----------   -----------   -----------    -----------   -----------   -----------
      Operating income...        7,250         20,472        37,628        39,182          7,129        12,839        13,364
                           -----------    -----------   -----------   -----------    -----------   -----------   -----------
Other income and expense
  Interest income........          950          1,311           462           462            136            40            40
  Interest expense.......          (60)        (1,892)       (9,318)       (2,765)        (2,377)       (2,113)         (645)

                                           YEAR ENDED DECEMBER 31,                         THREE MONTHS ENDED MARCH 31,
                           -------------------------------------------------------   ----------------------------------------
                           (PREDECESSOR
                             COMPANY)        (SUCCESSOR COMPANY)      PRO FORMA(1)      (SUCCESSOR COMPANY)      PRO FORMA(1)
                           ------------   -------------------------   ------------   -------------------------   ------------
                               1999          2000          2001           2001          2001          2002           2002
                           ------------   -----------   -----------   ------------   -----------   -----------   ------------
                                                               (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
  Other income                                                                                 1
    (expense), net.......           (2)           398            44            44                           --            --
                           -----------    -----------   -----------   -----------    -----------   -----------   -----------
      Total other income                                                                  (2,240)
        (expense)........          888           (183)       (8,812)       (2,259)                      (2,073)         (605)
                           -----------    -----------   -----------   -----------    -----------   -----------   -----------
Income before income                                                                       4,889
  taxes..................        8,138         20,289        28,816        36,923                       10,766        12,759
Provision for income                                                                       2,209
  taxes..................        3,127          9,300        13,025        16,348                        4,420         5,237
                           -----------    -----------   -----------   -----------    -----------   -----------   -----------
    Net income...........  $     5,011    $    10,989   $    15,791   $    20,575    $     2,680   $     6,346   $     7,522
                           ===========    ===========   ===========   ===========    ===========   ===========   ===========
Per Share Data:
  Basic..................  $        --    $        --   $        --                  $        --   $        --
  Diluted................  $      0.17    $      0.36   $      0.49                  $      0.08   $      0.19
  Pro forma basic........                                             $      0.57                                $      0.21
  Pro forma diluted......                                             $      0.54                                $      0.19
Weighted average common
  shares outstanding
  Basic..................
  Diluted................   30,000,000     30,120,000    32,130,729                   31,680,528    33,481,322
  Pro forma basic........                                              36,007,600                                 36,141,333
  Pro forma diluted......                                              38,138,329                                 39,622,665
OTHER DATA:
  EBITDA(3)..............  $     8,806    $    23,164   $    48,167   $    49,721    $     9,531   $    14,741   $    15,266
  Adjusted EBITDA(4).....  $    10,432    $    30,678   $    59,558   $    59,558    $    13,284   $    15,266   $    15,266
  Net cash provided by
    (used in)
    Operating                                                                        $     7,312
      activities.........  $     5,676    $    14,077   $    30,032                                $      (611)
    Investing                                                                        $      (654)
      activities.........  $    (1,599)   $   (87,704)  $    (4,275)                               $    (1,798)
    Financing                                                                        $    (6,850)
      activities.........  $      (302)   $    58,910   $   (14,511)                               $    (4,466)

                                                                AT MARCH 31, 2002
                                                              ----------------------
                                                                             AS
                                                               ACTUAL    ADJUSTED(5)
                                                              --------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 10,749    $  72,666
Working capital.............................................    37,544       99,461
Total assets................................................   226,104      288,021
Total long-term debt, including current portion.............   106,020       13,901
Total stockholders' equity..................................    53,627      207,664

------------------------

(1) Pro Forma Consolidated Statement of Income Data for the year ended
    December 31, 2001 and the three months ended March 31, 2002, respectively reflects: (i) the elimination of $1.6 million and $0.5 million of HPI research and development expenses due to the transfer of certain research and development contracts unrelated to our business; (ii) the elimination of interest charges of $6.5 million and $1.5 million due to the application of a portion of the proceeds of this offering to retire $60.0 million of interest bearing debt due to Hexal AG and the capitalization of approximately $24.5 million and $25.2 million of remaining debt due to Hexal AG; and (iii) the increase in income tax expense of $3.3 million and $0.8 million due to the reduction of expenses noted above. Pro forma earnings per share include the effect of the above pro forma income adjustments and reflect, for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively, 6,007,600 shares and 6,141,333 shares deemed issued for the repayment of debt for pro forma basic weighted shares outstanding and the dilutive effect of options and warrants of 2,130,729 shares and 3,481,332 shares for pro forma diluted weighted shares outstanding.

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(2) The goodwill and other intangibles arose as a result of the acquisition by
    HPI of the remaining 50% of Eon Labs in December 2000.

(3) We define EBITDA as income before interest expense (income), income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA is a measure commonly used by financial analysts and investors to evaluate the financial results of companies in our industry, and we believe it therefore provides useful information to investors. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities, or other financial statement data determined in accordance with generally accepted accounting principles presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, EBITDA as presented may not be comparable to similarly titled measures of other companies.

(4) Adjusted EBITDA represents EBITDA adjusted to exclude: (i) deferred compensation expense related to our stock appreciation rights plan, or SAR Plan, which was converted in September 2001 to a Stock Option Plan; and (ii) research and development expenses incurred by HPI of $1.3 million, $1.6 million and $0.5 million in 2000, 2001 and the three months ended
    March 31, 2002, respectively, which will be transferred to an unrelated entity. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities, or other financial statement data determined in accordance with generally accepted accounting principles as indicators of financial performance or liquidity. Because Adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles, Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.

(5) This column includes the net proceeds of approximately $128.9 million utilized to pay approximately $66.9 million of indebtedness, which includes accrued interest through March 31, 2002, to Hexal AG and the conversion to equity of approximately $25.2 million of additional indebtedness to Hexal AG, with the remainder applied to working capital.

                                       7
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                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT IN THESE SHARES. PLEASE READ "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

OUR REVENUES AND PROFITS FROM ANY PARTICULAR GENERIC PHARMACEUTICAL DECLINE AS OUR COMPETITORS INTRODUCE THEIR OWN GENERIC EQUIVALENTS.

    Selling prices of generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product and competition intensifies. To the extent that we succeed in being first to market with a generic version of a significant product, our sales and profitability can be substantially increased in the period following the introduction of such product and prior to additional competitors' introduction of an equivalent product. For example, being first to market with a number of products, including, among others, Fluvoxamine Maleate and Oxaprozin, has enabled us to gain and maintain favorable market share for those products. Despite maintaining our favorable market share, the profitability of Fluvoxamine Maleate and Oxaprozin declined as competitors entered the market, causing average selling prices to decline. Our ability to sustain our sales and profitability on those and other products over time is dependent on both the number of new competitors for such products and the timing of their approvals. Our overall profitability depends on our ability to continuously introduce new products as to which we can be first to market or otherwise can gain significant market share.

OUR SUCCESS DEPENDS ON OUR ABILITY TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE ADDITIONAL PHARMACEUTICAL PRODUCTS.

    Our future results of operations depend to a significant degree upon our ability to successfully commercialize additional generic pharmaceutical products in a timely manner. We focus on developing and commercializing a steady stream of new generic products in multiple therapeutic categories in order to broaden our product line. Our customers prefer to purchase products from generic manufacturers that offer a wide product selection. If we are unable to offer our customers numerous products that respond to their market-driven need for a variety of generic alternatives, our revenues and profitability may be negatively impacted. We are currently involved in the development of more than 45 pharmaceutical products, including 13 new generic product ANDAs pending approval at the FDA as of March 31, 2002, and an additional four tentative approvals. Tentative approvals may be issued when the FDA concludes that all substantive ANDA requirements have been satisfied, but final ANDA approval cannot be granted if a patent covering the product for which approval is sought has not yet expired or if an exclusivity period has been granted to another competitor. If we are unable to introduce these products in development, then our future operating results will suffer. We must develop, test and manufacture generic products as well as prove that our generic products are the bioequivalent of their branded counterparts. All of our products must meet regulatory standards and receive regulatory approvals. The development and commercialization process is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and such products may not be able to be successfully and profitably produced and marketed. Delays in any part of the process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting our introduction of new products. The continuous introduction of new generic products is critical to our business.

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GENERIC PHARMACEUTICALS ARE SOLD TO A LIMITED NUMBER OF CUSTOMERS, THE LOSS OF
WHOSE BUSINESS COULD MATERIALLY AFFECT OUR SALES.

    We sell our products directly to national pharmacy chains, mail order customers, mass merchandisers and managed care providers and through drug wholesalers and distributors who, in turn, supply our products to pharmacies, mail order customers, mass-merchandisers, hospitals and governmental agencies. Due to the ongoing consolidation of drug wholesalers and distributors and the growth of national pharmacy chains, there exists an increasingly limited number of customers that comprise a significant share of the market. Sales to our top three customers represented approximately 35.4% of our net sales in 2001. If we were to lose the business of any of these customers, or if any were to experience difficulty in paying us on a timely basis, there could be a material adverse effect on our net sales, profitability and cash flows.

    The network through which we sell our products is continuing to undergo significant consolidation, marked by mergers and acquisitions among drug wholesalers and distributors, the growth of national pharmacy chains and the increasing importance of mail order businesses. As a result, a small number of drug wholesalers, distributors and national pharmacy chains control a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. We expect that recent and future consolidation of drug wholesalers and retailers and the steady market share gain by mail order businesses will increase pricing and other competitive pressures on us and could have a material adverse effect on sales of our products.

THE GENERIC PHARMACEUTICAL INDUSTRY IN WHICH WE OPERATE IS COMPETITIVE, AND WE ARE PARTICULARLY SUBJECT TO THE RISKS OF SUCH COMPETITION.

    The generic pharmaceutical industry in which we operate is competitive in part because the products that are sold do not benefit from patent protection. The competition which we encounter has an effect on our product prices, market share, revenues and profitability. We may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors or offer purchasers of our products payment and other commercial terms as favorable as those offered by our competitors.

    Because certain of our competitors have substantially greater financial, production, research and development resources and substantially greater name recognition than we have, we are particularly subject to the risks inherent in competing with them. Our primary competitors include Alpharma, Inc., Geneva Pharmaceuticals, Inc., IVAX Corporation, Mylan Laboratories Inc., Teva Pharmaceuticals Industries Limited and Watson Pharmaceuticals, Inc. Several of our products, such as Fluoxetine, face competition from a significant number of generic pharmaceutical companies.

    We also compete with:

    - the original manufacturers of the brand-name equivalents of our generic products, as is the case with Cyclosporine, USP (Modified); and

    - manufacturers of new drugs that may compete with our generic products, such as Oxaprozin and Nabumetone, where we compete with newly developed cox-2 inhibitors.

    Depending upon how we respond to this competition, its effect may be materially adverse to us.

IN SOME CIRCUMSTANCES, WE GRANT CREDITS AGAINST PAST SALES OF OUR PRODUCTS. THIS MAY RESULT IN REDUCED REVENUES AND PROFITABILITY.

    In accordance with industry practice, following a reduction of our prices as a result of competition, we grant our customers a "shelf stock credit" equal to the decrease in unit price for the product

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multiplied by the number of units of the product a customer has in inventory at the time the price is lowered. If new or existing competitors significantly lower the prices of any of our products, we would have to provide significant credits that could reduce our sales and gross margin. In the event that we grant substantial credits in the future, the credits might result in a material loss of revenues or profitability. If we choose not to meet the lower price and not give a shelf stock credit, our customers may not sell the units of our product in their inventory and will return those units to us.

WE ARE DEPENDENT ON OUR SENIOR MANAGEMENT TEAM FOR OUR CONTINUED GROWTH AND DEVELOPMENT. LOSS OF ANY MEMBERS OF SUCH TEAM COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

    We are highly dependent on our senior management team, who have many years of experience in the generic pharmaceutical industry and a strong track record of working cooperatively with our suppliers, our customers and the FDA.

    We have employment agreements with substantially all of the members of our senior management team that include non-competition and non-solicitation provisions, but we do not maintain key man life insurance policies on any of them. The loss of any members of our senior management team or our inability to attract, retain and motivate sufficient numbers of qualified management personnel could have a material adverse effect on us. If any members of our senior management team resign their positions or otherwise are unable to serve, our management expertise and ability to develop and market a steady stream of a broad range of high quality generic pharmaceutical products could be weakened.

SANTO WILL CONTINUE TO CONTROL US FOLLOWING THIS OFFERING.

    Immediately following the closing of this offering and the subsequent capitalization of debt to Hexal AG, Santo will own approximately 70.2% of our outstanding common stock and Thomas Strungmann, Ph.D., the Chairman of our Board of Directors and the Co-Chief Executive Officer and Co-President of Hexal AG, together with his interests in Santo and Hexal AG, will beneficially own approximately 74.1% of our outstanding common stock. As a result, Santo and Dr. Strungmann will be able to control the outcome of stockholder votes, including votes concerning the election of the majority of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws, the approval of mergers, decisions affecting our capital structure and other significant corporate transactions.

    The interests of Santo and Dr. Strungmann may conflict with your interests. Their control could also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our stockholders to approve transactions that they may deem to be in their best interests.

OUR STOCK PRICE MAY BE VOLATILE AND YOUR INVESTMENT IN OUR COMMON STOCK COULD SUFFER A DECLINE IN VALUE.

    There is currently no public market for our common stock. An active trading market for our common stock may not develop. You may be unable to resell the common stock you buy at or above the initial public offering price. We will establish the initial public offering price through our negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of the price that will prevail in the trading market.

    Our quarterly operating results have varied in the past and may continue to do so. Some specific factors that may have a significant effect on our operating results and common stock market price include:

    - new product introductions;

    - changes in the degree of competition for our products;

    - regulatory issues, including, but not limited to, receipt of ANDA approvals from the FDA, compliance with FDA or other agency regulations or the lack or failure of either of the foregoing;

    - the inability to acquire sufficient supplies of raw materials;

    - litigation and/or threats of litigation;

    - changes in our growth rates or our competitors' growth rates;

    - legislative and FDA actions with respect to the government regulation of pharmaceutical products;

    - public concern as to the safety of our products;

    - changes in health care policy in the United States;

    - conditions in the financial markets in general or changes in general economic conditions;

    - our inability to raise additional capital;

    - conditions of other generic pharmaceutical companies or the generic pharmaceutical industry generally; and

    - changes in stock market analyst recommendations regarding our common stock, other comparable companies or the generic pharmaceutical industry generally.

SOME OF OUR GENERIC PHARMACEUTICAL PRODUCTS FACE COMPETITION FROM BRAND-NAME MANUFACTURERS THAT SELL THEIR OWN GENERIC PRODUCTS OR SUCCESSFULLY PROTECT THEIR BRAND-NAME PRODUCTS IN OTHER WAYS.

    Competition in the generic pharmaceutical market continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Brand-name manufacturers continue to sell their products into the generic market directly by acquiring or forming strategic alliances with generic pharmaceutical companies. No regulatory approvals are required for a brand-name manufacturer to sell directly or through a third party to the generic market. Brand-name manufacturers do not face significant barriers to entry into such markets. For example, upon expiration of the patent for Daypro, Pharmacia began to sell Oxaprozin, the generic version of Daypro, in the market and is currently one of our competitors for Oxaprozin. In addition, such companies continually seek new ways to defeat generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing and marketing other dosage forms including patented controlled-release products or developing and marketing as over-the-counter products those branded products which are about to lose exclusivity and face generic competition. For example, GlaxoSmithKline PLC developed and marketed a sustained release version of Wellbutrin when the patent for immediate release Wellbutrin was nearing expiration.

PATENT LITIGATION IS COMMON, CAN BE EXPENSIVE, MAY DELAY OR PREVENT ENTRY OF OUR PRODUCTS INTO THE MARKET, AND, IN SOME CASES, MAY RESULT IN DAMAGES.

    Litigation concerning patents, other forms of intellectual property and proprietary technologies is becoming more widespread and can be protracted and expensive and can distract management and other key personnel from performing their business duties for us.

    Companies that seek to market generic versions of brand-name products can be sued for infringing patents that purportedly cover such products and/or methods of using such products if the proposed marketing is to occur before such patents expire. More specifically, when we file an ANDA with the FDA for approval of a generic drug, we may certify that any patent listed by the FDA as covering the brand-name product and/or a method of using that product will expire, in which case the ANDA will

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not become effective until the expiration of such patent(s). On the other hand, we may certify that any patent listed as covering the brand-name product and/or a method of using that product is invalid, is unenforceable, or will not be infringed by the manufacture, sale or use of the generic drug for which the ANDA is filed. In that case, we are required to notify the patent holder and NDA holder that such patent is not infringed, is unenforceable, or is invalid. The patent holder has forty-five (45) days from receipt of the notice in which to sue for patent infringement to obtain injunctive relief and, in some instances, to seek attorneys' fees.

    In the event litigation is commenced by the patent holder or NDA holder, final approval of the ANDA is delayed by 30 months or the date of a court decision of patent invalidity or non-infringement, whichever is earlier. The litigation may be costly and time consuming, and these costs may be more easily borne by our competitors than by us. The outcome of litigation is inherently uncertain. Litigation could result in removal from the market, or a substantial delay in, or prevention of, the introduction of the product that is the subject of our ANDA, any of which could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

    As of April 30, 2002 we were involved in patent litigation in connection with our Paragraph IV certifications for the following six products:

    - Bupropion Hydrochloride ER--the generic equivalent of GlaxoSmithKline PLC's Wellbutrin Hydrochloride SR;

    - Gabapentin--the generic equivalent of Pfizer Inc.'s Neurontin;

    - Itraconazole--the generic equivalent of Janssen Pharmaceutica, Inc.'s Sporanox;

    - Mirtazapine--the generic equivalent of Organon Inc.'s Remeron;

    - Nabumetone--the generic equivalent of GlaxoSmithKline PLC's Relafen; and

    - Omeprazole--the generic equivalent of AstraZeneca PLC's Prilosec.

    We are unable to predict the outcome of any of these cases. If we are not successful in challenging or cannot prove non-infringement of the patents with respect to a brand-name product (and/or its use), we will not be able to market our generic alternative until the expiration of the applicable patent, which is often not for a number of years.

    In addition to the ANDA patent litigations, we are a defendant in two patent litigations involving our generic Cyclosporine product. On August 30, 2000, Novartis Pharmaceuticals Corporation filed a complaint in the United States District Court for the District of Delaware alleging among other things that by selling a generic Cyclosporine product we have been and are infringing its patent. Novartis is seeking injunctive relief to prevent our alleged acts of infringement, as well as damages, including lost profits, costs and expenses, reasonable attorneys' fees and treble damages for willful infringement. Our potential liability and expenses in this matter are not covered by insurance. We believe that we have meritorious defenses to Novartis' claims and we are vigorously defending ourselves. An adverse outcome in this litigation could result in our being unable to market Cyclosporine, which could materially harm our profits and cash flows and could result in our paying damages, costs, expenses and fees that could have a material adverse impact on our financial performance.

    On January 26, 2001, Apotex Inc., a Canadian generic pharmaceutical company, filed a complaint in the United States District Court for the Eastern District of New York alleging, among other things, that we have been and are infringing its patent related to Cyclosporine. Apotex is seeking injunctive relief to prevent our alleged acts of infringement, as well as damages, including a reasonable royalty, costs, expenses, reasonable attorneys' fees and treble damages for willful infringement. No trial date has been set for this matter. Our potential liability and expenses in this matter are not covered by insurance. We believe that we have meritorious defenses to Apotex' claims and we are vigorously

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defending ourselves. An adverse outcome in this litigation could result in our being unable to market Cyclosporine, which could materially harm our profits and cash flows and could result in our paying damages, costs, expenses and fees that could have a material adverse impact on our financial performance.

WE ARE CURRENTLY A DEFENDANT IN A NUMBER OF MULTI-DEFENDANT LAWSUITS INVOLVING THE MANUFACTURE AND SALE OF PHENTERMINE HCL AND WE HAVE EXHAUSTED OUR INSURANCE COVERAGE FOR THOSE LAWSUITS.

    From May 1997 to April 30, 2002, we have been named a party in approximately 6,325 lawsuits in connection with our manufacture of Phentermine HCl of which fewer than 300 remained open as of April 30, 2002. The actions generally have been brought in various state and federal jurisdictions by individuals in their own right or on behalf of putative classes of persons who claim to have suffered injury or claim that they may suffer injury in the future due to the use of a combination of the two prescription diet drugs, fenfluramine and phentermine, a combination popularly known as "fen-phen." Fenfluramine, which we have never manufactured for sale or sold, was voluntarily withdrawn from the market in 1997. These lawsuits typically allege that the short- and long-term use of fenfluramine in combination with phentermine causes, among other things, primary pulmonary hypertension, valvular heart disease and/or neurological dysfunction. Some lawsuits allege emotional distress caused by the purported increased risk of injury in the future. Plaintiffs typically seek relief in the form of monetary damages (including economic losses, medical care and monitoring expenses, loss of earnings and earnings capacity, other compensatory damages and punitive damages), generally in unspecified amounts, on behalf of the individual or the class. Some actions seeking class certification ask for certain types of purportedly equitable relief, including, but not limited to, declaratory judgments and the establishment of a research program or medical surveillance fund. As of April 30, 2002, there has been no finding of liability against us and no settlement by us in any combination-related phentermine or non-combination phentermine lawsuit. There has been no scientific testimony accepted by any court that establishes a connection between the use of phentermine and the allegations made by plaintiffs in these lawsuits. The ultimate outcome of these lawsuits cannot be determined at this time.

    In the second quarter of 2000, we exhausted our product liability insurance covering all combination-related phentermine lawsuits and any non-combination phentermine lawsuits resulting from claims regarding the ingestion of phentermine prior to June 1998. Since then, we have been funding our defense of all combination-related phentermine lawsuits and any non-combination lawsuits resulting from claims regarding the ingestion of phentermine prior to June 1998. We will continue to be responsible for the costs of defense as well as all damages that may be awarded against us resulting from combination-related phentermine claims brought against us and any non-combination claims relating to the ingestion of phentermine prior to June 1998. In addition, we are responsible for the costs of defense as well as all damages that may be awarded against several of our customers resulting from combination-related phentermine claims brought against them, including six customers that distributed phentermine manufactured by us with whom we have entered into indemnification agreements. The cost of our defense and the defense of several of our customers and the amount of damages, if any, is not determinable at this time. See "Business--Legal Proceedings."

WE FACE THE RISK OF PRODUCT LIABILITY CLAIMS, FOR WHICH WE MAY BE INADEQUATELY INSURED.

    Manufacturing, selling and testing pharmaceutical products involve a risk of product liability. Even unsuccessful product liability claims could require us to spend money on litigation, divert management's time, damage our reputation and impair the marketability of our products.

    We previously manufactured two low volume prescription pharmaceutical products that contained the ingredient phenylpropanolamine, or PPA, that were discontinued in 1999 and 2000, respectively. We were defendants in certain individual PPA-related lawsuits, all of which allege the plaintiffs suffered bodily and/or economic injury as a result of the ingestion of products containing PPA. These suits have

                                       13
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all been dismissed without prejudice. From time to time in the future, we may be subject to further litigation resulting from our manufacture and sales of products containing PPA and we intend to vigorously defend any allegations that are raised in future litigation.

    We currently maintain $80 million in the aggregate of claims-made product liability/completed operations insurance, a maximum of $55 million of which is available for any phentermine-related claims (retroactive to June 1998), excluding fenfluramine and dexfenfluramine combination (fen-phen) claims, and a maximum of $75 million of which is available for any PPA claims. However, such insurance may not be adequate to remove the risk from some or all product liability claims and is subject to the limitations described in the terms of the policies. We may not be able to obtain product liability insurance in the future with adequate coverage limits at commercially reasonable prices.

WE MAY BE UNABLE TO UTILIZE OUR FULL MANUFACTURING CAPACITY AND GROW OUR BUSINESS IF WE ARE NOT ABLE TO TRANSFER A SUFFICIENT AMOUNT OF OUR MANUFACTURING OPERATIONS TO OUR NEW FACILITY IN WILSON, NORTH CAROLINA.

    In December 2000, we expanded our manufacturing capacity by purchasing a new manufacturing facility in Wilson, North Carolina to accommodate our growing pipeline of products. Our ability to grow our business depends in part on our ability to transfer the manufacturing process for some of our products from our Laurelton, New York facility to the new Wilson facility, which requires FDA approval. In January 2002, the FDA performed a pre-approval/cGMP inspection of our Wilson facility. No Form 483 (inspectional observations) was issued at the end of the inspection. As of April 30, 2002, the FDA had approved the manufacturing of eight of our products at our Wilson facility and had not declined to approve any of our applications for site transfer to our Wilson facility. If the FDA declines to approve the manufacturing of any products at the Wilson facility in the future, we may not be able to transfer the manufacturing of those products to that facility. The cost of transferring the manufacturing of certain products to the Wilson facility may be cost-prohibitive or may materially harm our profits and cash flows. If we are unable to transfer the manufacturing process for a number of our products to the Wilson facility in order to utilize our expanded capacity, we may have insufficient manufacturing capacity to meet the demands of our customers and grow our business.

NEW DEVELOPMENTS BY OTHER PHARMACEUTICAL MANUFACTURERS COULD MAKE OUR PRODUCTS OR TECHNOLOGIES NON-COMPETITIVE OR OBSOLETE.

    The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant technological change. We expect competition to intensify as technological advances are made, including the introduction of biotechnology products. New developments by others may render our products or technologies non-competitive or obsolete.

IF WE ARE UNABLE TO OBTAIN SUFFICIENT ACTIVE PHARMACEUTICAL INGREDIENTS (APIS) FROM KEY SUPPLIERS THAT IN SOME CASES MAY BE THE ONLY SOURCE OF FINISHED PRODUCTS OR RAW MATERIALS, THEN OUR ABILITY TO DELIVER OUR PRODUCTS TO MARKET MAY BE IMPEDED.

    The active compounds for our products, also called active pharmaceutical ingredients or APIs, are purchased from specialized manufacturers throughout the world and are essential to our business and its success. Some of the APIs used in our products, especially our niche market products, including Cyclosporine, USP (Modified), Cholestyramine, USP, Phentermine and Reserpine, USP, are available only from one or a limited number of sources. Those APIs are either difficult to produce or are needed in such limited quantities that additional suppliers are typically not available. For high volume products, including blockbuster drugs, there are generally several API suppliers available. However, even when more than one supplier for a product exists, we may elect to list, and in some cases have listed, only one supplier in our ANDAs for such product. We attempt to qualify alternative suppliers after we have introduced a high volume product into the market and have reached an economy of

                                       14
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scale, but we may be unable to do so. In the event an existing supplier should lose its regulatory status as an acceptable source, we would attempt to locate a qualified alternative; however, we may be unable to obtain the required components or products on a timely basis or at commercially reasonable prices and any change in a supplier not previously approved in our ANDA must then be submitted through a formal approval process with the FDA.

    In addition, because regulatory authorities must generally approve raw material sources for pharmaceutical products, changes in raw material suppliers may result in production delays, higher raw material costs and loss of sales and customers. From time to time, certain of our outside suppliers have experienced regulatory or supply-related difficulties that have inhibited their ability to deliver products to us. To the extent such difficulties cannot be resolved within a reasonable time and at a reasonable cost, the resulting delay could have a material adverse effect on our business.

IF INDEPENDENT THIRD PARTIES DO NOT ACCEPT OUR PRODUCTS, WE MAY BE UNABLE TO MARKET THEM SUCCESSFULLY.

    Our ability to market generic pharmaceutical products successfully depends, in part, on the acceptance of the products by independent third parties including pharmacies, government formularies and other retailers, as well as patients. We manufacture a number of highly effective prescription drugs which are mainly used by patients who have severe health conditions. Although the brand-name products generally have been marketed safely for many years prior to our introduction of a generic alternative, there is a possibility that one of our generic products could produce an unanticipated clinical side effect which could result in an adverse effect on our ability to achieve acceptance by managed care providers, pharmacies and other retailers, customers and patients. If these independent third parties do not accept our products, it could have a material adverse effect on our revenues and profitability.

WE ARE SUBJECT TO GOVERNMENT REGULATION THAT INCREASES OUR COSTS AND, IF WE ARE UNABLE TO OBTAIN REGULATORY APPROVALS, IT COULD PREVENT US FROM MARKETING OR SELLING OUR PRODUCTS.

    We are subject to extensive pharmaceutical industry regulation. We cannot predict the extent to which we may be affected by legislative and other regulatory developments concerning our products.

    We are dependent on obtaining timely regulatory approvals before marketing most of our products. Any manufacturer failing to comply with FDA or other applicable regulatory agency requirements may be unable to obtain approvals for the introduction of new products and, even after approval, initial product shipments may be delayed. The FDA also has the authority to revoke drug approvals previously granted and remove from the market previously approved drug products containing ingredients no longer approved by the FDA. Our major facilities and products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers, including the power to seize, force to recall and prohibit the sale or import of non-complying products, and halt operations of and criminally prosecute non-complying manufacturers.

    Although we devote significant time, effort and expense to addressing the extensive government regulations applicable to our business and obtaining regulatory approvals, we remain subject to the risk of being unable to obtain necessary approvals on a timely basis, if at all. Delays in receiving regulatory approvals could adversely affect our ability to market our products.

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
PROPOSED FDA REGULATIONS AND RECENT FDA GUIDELINES AND RULES GRANTING PEDIATRIC EXTENSIONS MAY IMPAIR OUR ABILITY TO UTILIZE FULLY THE 180-DAY GENERIC MARKETING EXCLUSIVITY PERIOD FOR PATENT CHALLENGES, SUBSTANTIALLY DIMINISHING THE VALUE OF A FAVORABLE RULING.

    One of the key motivations for challenging patents is the reward of a 180-day period of market exclusivity. Under the Hatch-Waxman Act, the developer of a bioequivalent drug which is the first to have its ANDA accepted for filing by the FDA, and whose filing includes a certification that the patent is invalid, unenforceable and/or not infringed (a so-called "Paragraph IV certification") may be eligible to receive a 180-day period of generic market exclusivity. This period of market exclusivity provides the patent challenger with the opportunity to earn a return on the risks taken and its legal and development costs and to build its market share before competitors can enter the market.

    In August 1999, the FDA issued a notice of proposed rulemaking in which it proposed new regulations for implementing the 180-day generic market exclusivity provision. Additionally, the FDA announced an interim modification to its generic drug exclusivity policies in a March 2000 Industry Guidance. In general, the proposed rule and FDA Industry Guidance would make a generic manufacturer's ability to obtain and benefit from the market exclusivity provisions of the Hatch-Waxman Act more uncertain. If adopted and upheld, the proposed rule could impair our ability to obtain and utilize market exclusivity in patent challenge cases.

    In 1997, Congress enacted a new provision designed to reward brand-name manufacturers for conducting research to measure the safety of their products in children. If a brand-name manufacturer has a patent or regulatory exclusivity protecting a product, it is eligible to receive an additional six months of market exclusivity following the expiration of the patent or regulatory exclusivity if it conducts clinical testing of the product on children. This is known as "pediatric exclusivity." Thus, where pediatric exclusivity is granted to a brand-name manufacturer by the FDA, the commencement of generic competition could possibly be delayed by six months.

IF BRAND-NAME MANUFACTURERS' LEGISLATIVE AND REGULATORY EFFORTS TO LIMIT THE USE OF GENERICS ARE SUCCESSFUL, THEN OUR SALES OF PRODUCTS SUBJECT TO THESE EFFORTS MAY SUFFER.

    Many brand-name manufacturers have increasingly used state and federal legislative and regulatory means to delay generic competition. These efforts have included:

    - pursuing new patents for existing products which may be granted just before the expiration of one patent which could extend patent protection for a number of years or otherwise delay the launch of generics;

    - submitting Citizen Petitions to request the Commissioner of Food and Drugs to take administrative action with respect to an ANDA approval;

    - seeking changes to the United States Pharmacopeia, an industry recognized compendia of drug standards; and

    - attaching special patent extension amendments to non-related federal legislation.

    In addition, some brand-name manufacturers have engaged in state-by-state initiatives to enact legislation that restricts the substitution of some brand-name drugs with generic drugs.

    If these efforts to delay generic competition are successful, we may be unable to sell our products that are subject to these efforts, which could have a material adverse effect on our sales and profitability.

REFORMS IN THE HEALTH CARE INDUSTRY AND THE UNCERTAINTY ASSOCIATED WITH PHARMACEUTICAL PRICING, REIMBURSEMENT AND RELATED MATTERS COULD ADVERSELY AFFECT THE MARKETING, PRICING AND DEMAND FOR OUR PRODUCTS.

    Increasing expenditures for health care have been the subject of considerable public attention. Both private and governmental entities are seeking ways to reduce or contain health care costs. Numerous proposals that would effect changes in the health care system have been introduced or proposed in Congress and in some state legislatures. We cannot predict the nature of the measures that may be adopted or their impact on the marketing, pricing and demand for our products.

    Our ability to market our products depends, in part, on reimbursement levels for them and related treatment established by health care providers (including government authorities), private health insurers and other organizations, including health maintenance organizations and managed care organizations. Reimbursement may not be available for some of our products and, even if granted, may not be maintained. Limits placed on reimbursement could make it more difficult for people to buy our products and reduce, or possibly eliminate, the demand for our products. In the event that governmental authorities enact additional legislation or adopt regulations which affect third party coverage and reimbursement, demand for our products may be reduced with a consequent adverse effect, which may be material, on our sales and profitability.

THE MANUFACTURE AND STORAGE OF PHARMACEUTICAL AND CHEMICAL PRODUCTS IS SUBJECT TO ENVIRONMENTAL REGULATION AND RISK.

    Because of the chemical ingredients of pharmaceutical products and the nature of their manufacturing process, the pharmaceutical industry is subject to extensive environmental regulation and the risk of incurring liability for damages or the costs of remedying environmental problems. If we fail to comply with environmental regulations, to use, discharge or dispose of hazardous materials appropriately or otherwise to comply with the conditions attached to our operating licenses, the licenses could be revoked and we could be subject to criminal sanctions and/or substantial liability or could be required to suspend or modify our manufacturing operations.

    Environmental laws and regulations can require us to undertake or pay for investigation, clean-up and monitoring of environmental contamination identified at properties that we currently own or operate or that we formerly owned or operated. Further, they can require us to undertake or pay for such actions at offsite locations where we may have sent hazardous substances for disposal. These obligations are often imposed without regard to fault. We believe that our operations comply in all material respects with applicable laws and regulations concerning the environment. We may be required, however, to increase expenditures to comply with increasingly stringent requirements or to address contamination attributable to our business or properties.

THE FEDERAL ANTITRUST AUTHORITIES, INCLUDING THE FEDERAL TRADE COMMISSION, OR FTC, HAVE INDICATED THAT, IN CONJUNCTION WITH AN INQUIRY INTO ALLEGED ANTI-COMPETITIVE PRACTICES IN THE ENTIRE PHARMACEUTICAL INDUSTRY, THEY INTEND TO INVESTIGATE PRACTICES RELATING TO PATENT CHALLENGES AND SETTLEMENTS.

    The FTC has indicated that the study will enable the Commission to provide a more complete picture of how generic drug competition has developed under the Hatch-Waxman Act. The FTC has already investigated several cases in which manufacturers of brand-name drug products and potential generic competitors have allegedly entered into anticompetitive agreements to delay generic entry, and has taken enforcement action against some alleged anticompetitive agreements. The FTC has indicated that its broader study is designed to shed light on matters such as whether the agreements the FTC has found are isolated instances and whether particular provisions of the Hatch-Waxman Act have operated appropriately to balance the legitimate interests of pharmaceutical companies in protection of their intellectual property and the legitimate interests of generic companies in providing competition. The FTC has indicated it intends to issue special orders to approximately 100 pharmaceutical companies. We received our special order dated April 20, 2001. We and any other companies receiving such requests have 60 days to respond to the special orders. We responded to their request on June 26, 2001 and filed supplementary responses on July 13, 2001 and August 17, 2001. The FTC has stated that it then plans to compile the requested information to provide a factual description of how the 180-day marketing exclusivity and 30-month stay provisions of the Hatch-Waxman Act have influenced the development of generic drug competition.

    It is possible that the FTC may make recommendations to the FDA or others, may adopt procedural notification devices, or may bring enforcement actions as to specific agreements it concludes are anticompetitive. Given the early stage of the inquiry, we cannot conclude whether and how this inquiry will affect our long-range business. Any limitations on the 180-day exclusivity provisions may decrease our opportunities for generic exclusivity in the future.

IF A SIGNIFICANT NUMBER OF SHARES OF OUR COMMON STOCK ARE SOLD INTO THE MARKET FOLLOWING THIS OFFERING, THE MARKET PRICE OF OUR COMMON STOCK COULD SIGNIFICANTLY DECLINE, EVEN IF OUR BUSINESS IS DOING WELL.

    Once a trading market develops for our common stock, our employees, officers and directors may exercise their stock options in order to sell the stock underlying their options in the market. Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Of the 42,739,629 shares of common stock that will be outstanding after this offering, the 9,800,000 shares to be sold in this offering by us and the selling stockholders will be fully tradeable without restriction, unless purchased by our affiliates. All of the remaining 32,939,629 shares will be subject to lock-up agreements under which the holders of such shares have agreed that they will not, directly or indirectly sell any of these restricted shares, or exercise any of their options for 180 days after the date of this prospectus. Upon expiration of that 180 day period, those restricted shares may only be sold in compliance with the volume and other requirements of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. For a more detailed description, see "Shares Eligible for Future Sale" and "Underwriting."

PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD DISCOURAGE A TAKEOVER YOU MAY CONSIDER FAVORABLE OR PREVENT THE REMOVAL OF OUR CURRENT BOARD OF DIRECTORS AND MANAGEMENT.

    Some provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management. These provisions:

    - authorize the issuance of "blank check" preferred stock;

    - provide for a classified board of directors with staggered, three-year terms;

    - prohibit cumulative voting in the election of directors;

    - prohibit our stockholders from acting by written consent from and after the date that Santo and its affiliates own fewer than 40% of the outstanding shares of our common stock;

    - limit the persons who may call special meetings of stockholders; and

    - establish advance notice requirements for nominations for election to the board of directors or for proposing matters to be approved by stockholders at stockholder meetings.

Our certificate of incorporation prohibits the amendment of many of these provisions in our certificate of incorporation by our stockholders unless the amendment is approved by the holders of at least 66 2/3% of our shares of common stock.

    Delaware law may discourage, delay or prevent someone from acquiring or merging with us. Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

    - the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained that status;

    - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

    - on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

    Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements, principally in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Generally, you can identify these statements because they use words like "anticipates," "believes," "expects," "future," "intends," "plans," and similar terms. These statements are only our current expectations. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen, including, among others, the risks we face as described on the previous pages and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

    We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price.

                            INDUSTRY AND MARKET DATA

    In this prospectus we rely on and refer to information and statistics regarding the generic pharmaceutical industry and the sectors in which we compete. We obtained this information and statistics from various third party sources and our own internal estimates. We believe these third party sources and estimates are reliable, but we have not independently verified them.

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of the 9,380,540 shares of common stock that we are offering will be approximately
$128.9 million, after deducting the underwriting discount and estimated offering expenses and assuming an initial public offering price of $15 per share, the midpoint of the range set forth on the cover page of this prospectus.

    We anticipate using the net proceeds of this offering to repay approximately $66.9 million of outstanding indebtedness to Hexal AG and the balance for general corporate purposes, including to fund working capital, increased research and development to expand our product offerings and the potential acquisition of product lines or companies. We have no present understandings, commitments or agreements with respect to any acquisitions.

    The amount and timing of our actual expenditures will depend upon numerous factors, including the status of our product development efforts, the amount of proceeds actually raised in this offering and the amount of cash generated by our operations. Other than the repayment of indebtedness to Hexal AG, we have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. We are conducting this offering at this time to improve our access to capital and to provide us with greater flexibility in pursuing our strategic objectives.

    The outstanding indebtedness to Hexal AG to be repaid with a portion of the proceeds of this offering is equal to approximately $66.9 million. The repayment of such amount represents payment in full of all principal and accrued interest through March 31, 2002 outstanding under a Loan Agreement, dated November 27, 2000, between Hexal AG and HPI, an entity which will be merged into us prior to this offering. The loan has an interest rate of 8.75% and becomes due and payable following termination of the loan agreement.

    Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for additional information regarding our sources and uses of capital.

    We will not receive any proceeds from the sale of our common stock by the selling stockholders.

                                DIVIDEND POLICY

    We currently intend to retain all future earnings for the operation and expansion of our business. We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board.

                                 CAPITALIZATION

    The outstanding share information in the table below is based on shares outstanding as of March 31, 2002. After giving effect to the 30 for 1 stock split of our preferred stock and non-voting common stock that will occur prior to the closing of this offering, the number of pro forma shares includes 30,000,000 shares of common stock to be issued upon conversion of all of our outstanding preferred stock upon the closing of this offering and 1,680,528 shares of common stock to be issued upon exercise of outstanding warrants upon the closing of this offering at an exercise price of $0.01 per share, but does not include:

    - 1,951,350 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2002, at a weighted average exercise price of $1.16 per share;

    - 1,048,650 shares of common stock reserved and available for future issuance under our equity incentive plans as of March 31, 2002; and

    - 9,380,540 shares of common stock being sold by us in this offering.

    You should read this table in conjunction with our consolidated financial statements and notes contained elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds," "Description of Capital Stock" and the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

                                                                        AS OF MARCH 31, 2002
                                                                            (UNAUDITED)
                                                              ----------------------------------------
                                                                                          PRO FORMA
                                                               ACTUAL    PRO FORMA(1)   AS ADJUSTED(2)
                                                              --------   ------------   --------------
                                                                           (IN THOUSANDS)
Long-term debt, including current portion...................  $106,020     $106,020        $ 13,901
                                                              --------     --------        --------
Stockholders' equity:
Preferred stock, $.01 par value, 30,000,000 convertible
  shares authorized, issued and outstanding actual;
  5,000,000 shares authorized pro forma and pro forma as
  adjusted; no shares issued and outstanding pro forma or
  pro forma as adjusted.....................................       300           --              --
Common stock, $.01 par value, 60,000,000 shares authorized;
  no shares issued and outstanding actual;
  70,000,000 shares authorized pro forma and pro forma as
  adjusted; 31,680,528 shares issued and outstanding pro
  forma; 42,739,629 shares issued and outstanding pro forma
  as adjusted...............................................        --          317             427
Non-voting common stock, $.01 par value, 3,000,000 shares
  authorized; no shares issued and outstanding actual; no
  shares authorized pro forma and pro forma as adjusted.....        --           --              --
Additional paid-in capital..................................    26,101       26,084         180,011
Retained earnings...........................................    28,722       28,722          28,722
                                                              --------     --------        --------
                                                                55,123       55,123         209,160
Other.......................................................    (1,496)      (1,496)         (1,496)
                                                              --------     --------        --------
  Total stockholders' equity................................    53,627       53,627         207,664
                                                              --------     --------        --------
  Total capitalization......................................  $159,647     $159,647        $221,565
                                                              ========     ========        ========

--------------------------
(1) In the pro forma column, we have made adjustments to give effect to (a) the conversion of all of our outstanding preferred stock into our common stock upon the closing of this offering, as if the conversion occurred on March 31, 2002 and (b) the exercise of all of our outstanding warrants for our common stock upon the closing of this offering, as if the exercise occurred on March 31, 2002.

(2) In the pro forma as adjusted column, we have made adjustments to give effect to (a) the adjustments set forth above, (b) our receipt of the estimated net proceeds from the sale of 9,380,540 shares of common stock we are offering for sale under this prospectus at an assumed initial public offering price of $15 per share, (c) the application of these proceeds as set forth under the caption "Use of Proceeds" including the paydown of approximately
    $66.9 million of indebtedness, which includes accrued interest through March 31, 2002, to Hexal AG and (d) 1,678,561 shares of common stock to be issued upon capitalization of approximately $25.2 million of our indebtedness to Hexal AG, as if the capitalization occurred on March 31, 2002.

                                    DILUTION

    Our net tangible book value (deficit) as of March 31, 2002 was $(0.9) million, or $(0.03) per share. Net tangible book value per share of common stock represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2002 (assuming the conversion to equity of approximately $25.2 million of our indebtedness and the exercise of warrants).

    Net tangible book value dilution per share represents the difference between the amount per share paid by new investors who purchase shares in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of 9,800,000 shares of common stock in this offering at an assumed initial public offering price of $15 per share (including 419,460 shares being sold by the selling stockholders), the issuance of 1,678,561 shares of common stock upon capitalization of approximately $25.2 million of our indebtedness to Hexal AG, the exercise of warrants to purchase 1,680,528 shares and the deduction of estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value at March 31, 2002 would have been $128.0 million, or $2.99 per share.

    This represents an immediate increase in net tangible book value of $3.02 per share to existing stockholders, and an immediate dilution in net tangible book value of $12.01 per share to new investors in this offering, as illustrated in the following table:

Assumed initial public offering price per share.............              $15.00
  Net tangible book value (deficit) per share at March 31,
    2002....................................................   $ (.03)
                                                               ------
  Increase per share attributable to new investors..........     3.02
Pro forma net tangible book value per share after this
  offering..................................................                2.99
                                                                          ------
Net tangible book value dilution per share to new investors
  (1).......................................................              $12.01
                                                                          ======

------------------------

(1) If the underwriters' over-allotment option is exercised in full, dilution per share to new investors will be $11.65.

    The following table summarizes as of March 31, 2002, on a pro forma basis to reflect the same adjustments described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by:

    - the existing holders of common stock, and

    - the new investors in this offering.

    The calculations are based upon total consideration given by new and existing stockholders, before any deduction of estimated underwriting discounts and commissions and offering expenses.

                                          SHARES OUTSTANDING         TOTAL CONSIDERATION       AVERAGE
                                        -----------------------   -------------------------     PRICE
                                           NUMBER      PERCENT        AMOUNT       PERCENT    PER SHARE
                                        ------------   --------   --------------   --------   ---------
Existing stockholders.................    32,939,629      77.1%   $   25,178,000     14.6%    $   0.76
New investors.........................     9,800,000      22.9%   $  147,000,000     85.4%    $  15.00
                                        ------------    ------    --------------    -----
      Total...........................    42,739,629     100.0%   $  172,178,000    100.0%    $   4.03
                                        ============    ------    --------------    -----

    The foregoing discussion and tables assume no exercise of outstanding stock options. As of March 31, 2002, there were options outstanding to purchase a total of 1,951,350 shares of common stock at a weighted average exercise price of $1.16 per share and 1,048,650 shares of common stock reserved for future issuance under our equity incentive plans. To the extent any of these stock options are exercised, there will be further dilution to new investors.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The selected data presented on pages 25 through 27 under the captions "Consolidated Statement of Income Data" and "Consolidated Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 2001, are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, our independent certified public accountants. The audited consolidated financial statements as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001, and report thereon, are included elsewhere in this prospectus. The financial data as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 are derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. When you read this selected historical financial data, it is important that you read it along with our historical financial statements and related notes as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

    Prior to the closing of this offering, a reorganization will occur in which EHI will be merged into HPI, which will subsequently be merged into Eon Labs. This reorganization will be accounted for as a merger of entities under common control and the accounts of the companies will be combined in a manner similar to a pooling of interests effective January 1, 2000. As presented below and used in this prospectus, the term "predecessor company" refers to Eon Labs and its operations for periods prior to January 1, 2000, and does not reflect the reorganization. The term "successor company" is used to describe Eon Labs and its operations for periods after January 1, 2000 and reflects the reorganization. See "Certain Relationships and Related Transactions--Reorganization."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                             YEAR ENDED DECEMBER 31,
                                 --------------------------------------------------------------------------------
                                                                                                          PRO
                                        (PREDECESSOR COMPANY)                (SUCCESSOR COMPANY)       FORMA(1)
                                 ------------------------------------      ------------------------   -----------
                                    1997         1998         1999            2000         2001          2001
                                 ----------   ----------   ----------      ----------   -----------   -----------
                                                    (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  INCOME DATA:
Net sales......................  $   49,740   $   55,787   $   77,981      $  119,693   $   165,443   $  165,443
Cost of sales..................      26,038       27,782       39,576          56,559        73,312       73,312
                                 ----------   ----------   ----------      ----------   -----------   ----------
    Gross profit...............      23,702       28,005       38,405          63,134        92,131       92,131
                                 ----------   ----------   ----------      ----------   -----------   ----------
Operating expenses
  Selling, general and
    administrative
    Amortization of goodwill
      and other
      intangibles(2)...........          --           --           --             639         7,120        7,120
    Deferred stock appreciation
      rights compensation......         444        1,479        1,626           6,197         9,837        9,837
    Other selling, general and
      administrative...........       6,444        8,774       18,640          20,890        25,322       25,322
  Research and development
    expenses...................       3,808        8,755       10,889          14,936        12,224       10,670
                                 ----------   ----------   ----------      ----------   -----------   ----------
    Total operating expenses...      10,696       19,008       31,155          42,662        54,503       52,949
                                 ----------   ----------   ----------      ----------   -----------   ----------
    Operating income...........      13,006        8,997        7,250          20,472        37,628       39,182
                                 ----------   ----------   ----------      ----------   -----------   ----------
Other income and expense
  Interest income..............         424          849          950           1,311           462          462
  Interest expense.............        (112)         (88)         (60)         (1,892)       (9,318)      (2,765)
  Other income (expense),
    net........................          66          (28)          (2)            398            44           44
                                 ----------   ----------   ----------      ----------   -----------   ----------
    Total other income
      (expense)................         378          733          888            (183)       (8,812)      (2,259)
                                 ----------   ----------   ----------      ----------   -----------   ----------
Income before income taxes.....      13,384        9,730        8,138          20,289        28,816       36,923
Provision for income taxes.....       1,392        4,058        3,127           9,300        13,025       16,348
                                 ----------   ----------   ----------      ----------   -----------   ----------
    Net income.................  $   11,992   $    5,672   $    5,011      $   10,989   $    15,791   $   20,575
                                 ==========   ==========   ==========      ==========   ===========   ==========
PER SHARE DATA:
  Basic........................  $       --   $       --   $       --      $       --   $        --
  Diluted......................  $     0.40   $     0.19   $     0.17      $     0.36   $      0.49
  Pro forma basic..............                                                                       $     0.57
  Pro forma diluted............                                                                       $     0.54
Weighted average common shares
  outstanding
  Basic........................
  Diluted......................  30,000,000   30,000,000   30,000,000      30,120,000    32,130,729
  Pro forma basic..............                                                                       36,007,600
  Pro forma diluted............                                                                       38,138,329
OTHER DATA:
  EBITDA(3)....................  $   14,455       10,476        8,806          23,164        48,167       49,721
  Adjusted EBITDA(4)...........  $   14,899       11,955       10,432          30,678        59,558       59,558
  Net cash provided by (used
    in)
    Operating activities.......  $   10,857   $    5,418   $    5,676      $   14,077   $    30,032
    Investing activities.......  $   (1,326)  $   (2,287)  $   (1,599)     $  (87,704)  $    (4,275)
    Financing activities.......  $     (247)  $     (273)  $     (302)     $   58,910   $   (14,511)

      See notes to selected consolidated financial information on page 27.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                   THREE MONTHS ENDED MARCH 31,
                                                              ---------------------------------------
                                                                (SUCCESSOR COMPANY)      PRO FORMA(1)
                                                              ------------------------   ------------
                                                                 2001         2002           2002
                                                              ----------   -----------   ------------
                                                                (IN THOUSANDS, EXCEPT FOR PER SHARE
                                                                               DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales...................................................  $   39,096   $    48,198    $   48,198
Cost of sales...............................................      18,388        24,985        24,985
                                                              ----------   -----------    ----------
    Gross profit............................................      20,708        23,213        23,213
                                                              ----------   -----------    ----------
Operating expenses
  Selling, general and administrative
    Amortization of goodwill and other intangibles(2).......       1,780           940           940
    Deferred stock appreciation rights compensation.........       3,279            --            --
    Other selling, general and administrative...............       6,417         6,153         6,153
  Research and development expenses.........................       2,103         3,281         2,756
                                                              ----------   -----------    ----------
    Total operating expenses................................      13,579        10,374         9,849
                                                              ----------   -----------    ----------
    Operating income........................................       7,129        12,839        13,364
                                                              ----------   -----------    ----------
Other income and expense
  Interest income...........................................         136            40            40
  Interest expense..........................................      (2,377)       (2,113)         (645)
  Other income (expense), net...............................           1            --            --
                                                              ----------   -----------    ----------
    Total other income (expense)............................      (2,240)       (2,073)         (605)
                                                              ----------   -----------    ----------
Income before income taxes..................................       4,889        10,766        12,759
Provision for income taxes..................................       2,209         4,420         5,237
                                                              ----------   -----------    ----------
    Net income..............................................  $    2,680   $     6,346    $    7,522
                                                              ==========   ===========    ==========
PER SHARE DATA:
  Basic.....................................................  $       --   $        --
  Diluted...................................................  $     0.08   $      0.19
  Pro forma basic...........................................                              $     0.21
  Pro forma diluted.........................................                              $     0.19
Weighted average common shares outstanding
  Basic.....................................................
  Diluted...................................................  31,680,528    33,481,322
  Pro forma basic...........................................                              36,141,333
  Pro forma diluted.........................................                              39,622,665
OTHER DATA:
  EBITDA(3).................................................  $    9,531   $    14,741    $   15,266
  Adjusted EBITDA(4)........................................  $   13,284   $    15,266    $   15,266
  Net cash provided by (used in)
    Operating activities....................................  $    7,312   $      (611)
    Investing activities....................................  $     (654)  $    (1,798)
    Financing activities....................................  $   (6,850)  $    (4,466)

                                                  AT DECEMBER 31,
                           --------------------------------------------------------------
                                   PREDECESSOR COMPANY               SUCCESSOR COMPANY
                           ------------------------------------   -----------------------   MARCH 31,        AS
                              1997         1998         1999         2000         2001         2002      ADJUSTED(5)
                           ----------   ----------   ----------   ----------   ----------   ----------   ------------
                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE
  SHEET DATA:
Cash and cash
  equivalents............  $   14,462   $   17,320   $   21,095   $    6,378   $   17,624   $   10,749     $ 72,666
Working capital..........      25,610       30,965       37,060       15,025       29,096       37,544       99,461
Total assets.............      42,227       49,565       58,401      196,903      219,402      226,104      288,021
Total long-term debt
  including current
  portion................         908          635          333      123,110      116,867      106,020       13,901
Total stockholders'
  equity.................      32,659       38,331       43,342       11,895       46,991       53,627      207,664

      See notes to selected consolidated financial information on page 27.

------------------------

(1) Pro Forma Consolidated Statement of Income Data for the year ended
    December 31, 2001 and the three months ended March 31, 2002, respectively reflects: (i) the elimination of $1.6 million and $0.5 million of HPI research and development expenses due to the transfer of certain research and development contracts unrelated to our business; (ii) the elimination of interest charges of $6.5 million and $1.5 million due to the application of a portion of the proceeds of this offering to retire $60 million of interest bearing debt due to Hexal AG and the capitalization of approximately
    $24.5 million and $25.2 million of remaining debt due to Hexal AG; and
    (iii) the increase in income tax expense of $3.3 million and $0.8 million due to the reduction of expenses noted above. Pro forma earnings per share include the effect of the above pro forma income adjustments and reflect, for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively, 6,007,600 shares and 6,141,333 shares deemed issued for the repayment of debt for pro forma basic weighted shares outstanding and the dilutive effect of options and warrants of 2,130,729 shares and 3,481,332 shares for pro forma diluted weighted shares outstanding.

(2) The goodwill and other intangibles arose as a result of the acquisition by HPI of the remaining 50% of Eon Labs in December 2000.

(3) We define EBITDA as income before interest expense (income), income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA is a measure commonly used by financial analysts and investors to evaluate the financial results of companies in our industry, and we believe it therefore provides useful information to investors. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities, or other financial statement data determined in accordance with generally accepted accounting principles presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, EBITDA as presented may not be comparable to similarly titled measures of other companies.

(4) Adjusted EBITDA represents EBITDA adjusted to exclude: (i) deferred compensation expense related to our SAR Plan which was converted in September 2001 to a Stock Option Plan; and (ii) research and development expenses incurred by HPI of $1.3 million, $1.6 million and $0.5 million in 2000, 2001 and the three months ended March 31, 2002, respectively, which will be transferred to an unrelated entity. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities, or other financial statement data determined in accordance with generally accepted accounting principles as indicators of financial performance or liquidity. Because Adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles, Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.

(5) This column includes the net proceeds of $128.9 million, utilized to pay approximately $66.9 million of indebtedness, which includes accrued interest through March 31, 2002, to Hexal AG and the conversion to equity of approximately $25.2 million of additional indebtedness to Hexal AG, with the remainder applied to working capital.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD CAREFULLY READ THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND THE FINANCIAL CONDITION IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a generic pharmaceutical company engaged in developing, licensing, manufacturing, selling and distributing a broad range of prescription pharmaceutical products primarily in the United States. We are an industry leader in obtaining ANDA approvals from the FDA for new generic pharmaceutical products. As of March 31, 2002, we marketed over 90 generic pharmaceutical products.

    Our experienced management team utilizes an integrated approach to select and develop generic pharmaceutical products in both niche and high volume markets in order to be the first generic alternative to market and to obtain favorable market share. We focus on drugs in a broad range of solid oral dosage forms, utilizing both immediate and sustained release delivery, in tablet, multiple layer tablet, film-coated tablet and capsule forms. We are also currently developing several generic transdermal patch products with our partner, Hexal AG. We do not depend on any single drug or therapeutic category for a majority of our sales.

    From January 1, 1996 through March 31, 2002, we received 51 ANDA approvals from the FDA, including tentative approvals. In 2000 and 2001, we received 24 ANDA approvals, including five tentative approvals. In each of 2000 and 2001, we were among the top five companies with the most ANDA approvals received in the U.S. As of March 31, 2002, we had 13 ANDAs pending at the FDA, and an additional four tentative approvals. Nine of those pending ANDAs were for high barrier to entry products. According to industry data supplied by Scott-Levin, an independent subscription-based provider of pharmaceutical market research data, the brand-name equivalents of the products covered by these 13 pending ANDAs had annual U.S. sales of approximately $8.2 billion in 2001. In December 2000, we expanded our manufacturing capacity by purchasing a new manufacturing facility in Wilson, North Carolina to accommodate our growing pipeline of products.

    Although generic pharmaceuticals must meet the same quality standards as branded pharmaceuticals, they are sold at prices that are typically 20% to 80% below those of their branded counterparts. This discount tends to increase, and margins consequently decrease, as the number of generic competitors rises for a given branded product. Because of this pricing dynamic, companies that are the first to market a generic pharmaceutical tend to earn higher margins than companies that subsequently enter the market for that product. Furthermore, the developer of a generic product that is the first to have its ANDA accepted for filing by the FDA and whose filing includes a Paragraph IV certification that the patent on the brand-name drug is invalid, unenforceable and/or not infringed may be eligible to receive a 180-day period of generic market exclusivity. During that 180-day period, the exclusive generic product would tend to earn higher margins on a higher volume of sales than in a market in which other generic competition was also present. We have not received a 180-day period of generic market exclusivity for any of our products. In January 2001, we filed an ANDA for Itraconazole which included a Paragraph IV certification that the patent covering Janssen Pharmaceutica, Inc.'s Sporanox was invalid. We believe we were the first entity to file a Paragraph IV certification for Itraconazole. Products that are difficult to develop, require difficult to source raw materials or represent smaller therapeutic niche markets generally result in fewer companies marketing those products and may also offer margins that are higher than those where barriers to entry do not exist. See "Government Regulation--Patent Challenge Process."

REORGANIZATION

    Santo Holding (Deutschland) GmbH, or Santo, a company organized in Germany, owns 100% of the outstanding capital stock of Hexal Pharmaceuticals, Inc., or HPI, a Delaware corporation. Santo is under common control with our partner, Hexal AG, the second largest generic pharmaceutical company in Germany. In September 1995, HPI acquired 50% of our outstanding capital stock. In December 2000, HPI indirectly acquired the remaining 50% of our outstanding capital stock through its acquisition of 100% of the outstanding capital stock of Eon Holdings, Inc., or EHI, for an aggregate purchase price of $110.0 million, which included a non-interest bearing note in the principal amount of $50.0 million and $60.0 million in cash, plus the issuance of warrants to purchase in the aggregate five percent of our common stock on a fully diluted basis, as determined at the time of exercise. Prior to the closing of this offering, a reorganization will occur in which EHI will be merged into HPI, which will subsequently be merged into Eon Labs. As a result, we will become a direct, majority owned subsidiary of Santo. This reorganization will be accounted for as a merger of entities under common control and the accounts of the companies will be combined in a manner similar to a pooling of interests effective January 1, 2000. As presented below and used in this prospectus, the term "predecessor company" refers to Eon Labs and its operations for periods prior to January 1, 2000, and does not reflect the reorganization. The term "successor company" is used to describe Eon Labs and its operations for periods after January 1, 2000 and reflects the reorganization. See "Certain Relationships and Related Transactions--Reorganization."

RESULTS OF OPERATIONS

    The following table sets forth selected items from our consolidated statement of income:

                                                                                                 THREE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                    MARCH 31,
                                                   --------------------------------------      ----------------------
                                                                                                 SUCCESSOR COMPANY
                                                                                               ----------------------
                                                                                                 2001
                                                                                               --------
                                                   PREDECESSOR       SUCCESSOR COMPANY
                                                    COMPANY        ----------------------
                                                   ----------
                                                     1999            2000          2001                        2002
                                                   ----------      --------      --------                    --------
                                                                             (IN THOUSANDS)
Consolidated Statement of Income Data:
Net sales........................................   $77,981        $119,693      $165,443      $ 39,096      $ 48,198
Cost of sales....................................    39,576          56,559        73,312        18,388        24,985
                                                    -------        --------      --------      --------      --------
  Gross profit...................................    38,405          63,134        92,131        20,708        23,213

Operating expenses
  Selling, general and administrative
    Amortization of goodwill and other
      intangibles................................        --             639         7,120         1,780           940
    Deferred stock appreciation rights
      compensation...............................     1,626           6,197         9,837         3,279            --
    Other selling, general and administrative....    18,640          20,890        25,322         6,417         6,153
  Research and development expenses..............    10,889          14,936        12,224         2,103         3,281
                                                    -------        --------      --------      --------      --------
      Total operating expenses...................    31,155          42,662        54,503        13,579        10,374
                                                    -------        --------      --------      --------      --------
  Operating income...............................     7,250          20,472        37,628         7,129        12,839
                                                    -------        --------      --------      --------      --------
Other income and expense
  Interest income................................       950           1,311           462           136            40
  Interest expense...............................       (60)         (1,892)       (9,318)       (2,377)       (2,113)
  Other income (expense), net....................        (2)            398            44             1            --
                                                    -------        --------      --------      --------      --------
      Total other income (expense)...............       888            (183)       (8,812)       (2,240)       (2,073)
                                                    -------        --------      --------      --------      --------
Income before income taxes.......................     8,138          20,289        28,816         4,889        10,766

Provision for income taxes.......................     3,127           9,300        13,025         2,209         4,420
                                                    -------        --------      --------      --------      --------
  Net income.....................................   $ 5,011        $ 10,989      $ 15,791      $  2,680      $  6,346
                                                    =======        ========      ========      ========      ========
  EBITDA(1)......................................   $ 8,806        $ 23,164      $ 48,167      $  9,531      $ 14,741
                                                    =======        ========      ========      ========      ========

------------------------------
(1) We define EBITDA as income before interest expense (income), income taxes, depreciation and amortization.

THREE MONTHS ENDED MARCH 31, 2001 COMPARED WITH THREE MONTHS ENDED MARCH 31,
  2002

    NET SALES. Net sales increased 23.3% from $39.1 million for the three months ended March 31, 2001 to $48.2 million for the comparable period in 2002. The net sales increase was primarily attributable to sales of products that were introduced after March 31, 2001. These products included Lovastatin USP, Metformin HCl, Nabumetone and Methimazole USP. Other factors impacting sales for the three months ended March 31, 2002 included an increase in unit volumes of existing products and changes in product mix and unit prices. The change in product mix and price had an unfavorable impact because unit volume and selling prices of Fluvoxamine Maleate declined due to additional competitive activity.

    GROSS PROFIT. Gross profit as percentage of net sales decreased from 53.0% for the three months ended March 31, 2001 to 48.2% in the comparable 2002 period. The decrease was due primarily to a decrease in sales and margins for Fluvoxamine Maleate, which had higher gross profit margins than most of our other products in 2001, and an increase in inventory valuation reserves of $1.6 million resulting primarily from the writedown of raw materials which will not be utilized in production. Our gross profit margins are dependent on several factors, including product sales mix, cost, volumes and competitive activity.

    AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. Amortization of goodwill and other intangibles decreased $0.8 million from $1.8 million for the three months ended March 31, 2001 to $0.9 million in the comparable 2002 period. The decrease was the result of the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", which we adopted on January 1, 2002. Under SFAS No. 142, goodwill and intangibles with indefinite lives are no longer amortized but are evaluated annually for impairment. Therefore, we are no longer required to amortize our goodwill and workforce intangible assets.

    DEFERRED STOCK APPRECIATION RIGHTS COMPENSATION. Deferred stock appreciation rights compensation was $3.3 million for the three months ended March 31, 2001. Because our Stock Appreciation Rights Plan was converted to a Stock Option Plan as of September 30, 2001, there were no charges for stock appreciation rights in the comparable 2002 period.

    OTHER SELLING, GENERAL AND ADMINISTRATIVE. Other selling, general and administrative expenses decreased $0.3 million from $6.4 million in the three months ended March 31, 2001 to $6.2 million in the comparable 2002 period. As a percentage of net sales, other selling, general and administrative expenses decreased 3.6% from 16.4% for the three months ended March 31, 2001 to 12.8% in the comparable 2002 period. The decrease was principally due to a decrease in legal expenses of $1.6 million pertaining primarily to Phentermine HCl, USP litigation costs resulting from a reduction in the number of pending lawsuits, offset primarily by an increase in compensation costs of $0.6 million (which includes amortization of $0.3 million of deferred stock compensation) and other expenses of $0.7 million.

    RESEARCH AND DEVELOPMENT.  Research and development expenses increased
$1.2 million from $2.1 million for the three months ended March 31, 2001 to $3.3 million in the comparable 2002 period. The increase was attributable primarily to increases in costs related to personnel, bio-studies, supplies and outside contract development costs.

    OPERATING INCOME. Operating income increased $5.7 million from $7.1 million for the three months ended March 31, 2001 to $12.8 million in the comparable 2002 period. The increase in operating income was the result of increased sales and gross profit, lower amortization expense and elimination of deferred stock appreciation rights compensation expense, offset by an increase in research and development costs.

    INTEREST INCOME (EXPENSE). Net interest expense did not change significantly in the periods presented. Net interest expense was $2.2 million and $2.1 million for the three months ended March 31, 2001 and 2002, respectively.

    TAXES ON INCOME. Income tax expense increased $2.2 million from $2.2 million for the three month period ended March 31, 2001 to $4.4 million in the comparable 2002 period. The effective tax rate decreased from 45.2% to 41.1% due to the elimination of non-deductible goodwill amortization in 2002.

    NET INCOME. Net income increased $3.7 million from $2.7 million for the three months ended March 31, 2001 to $6.3 million in the comparable 2002 period for the reasons described above.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

    NET SALES. Net sales increased 38.2% from $119.7 million in 2000 to $165.4 million in 2001. The net sales increase was primarily attributable to the full year impact of products introduced in 2000, the launch of new products in 2001 and a net increase in sales of existing products launched before 2000. The full year impact of 2000 product introductions that contributed to the increase include, among others, Cyclosporine, USP (Modified), Fluvoxamine Maleate and Bisoprolol Fumarate. The sales increase for Cyclosporine, USP (Modified), Fluvoxamine Maleate and Bisoprolol Fumarate was the result of increased units, as average selling prices were lower. Price reductions generally occur when additional competitors bring a product to market or when major customers issue requests for new pricing proposals from generic manufacturers for their product lines. New products launched during 2001 that contributed to the increase in net sales include, among others, Oxaprozin, Flutamide, USP, Lovastatin, USP, and Methimazole, USP. Net sales of existing products launched before 2000 were up primarily because of increased Phentermine HCl, USP sales. Higher Phentermine HCl, USP sales reflected increased demand, the refilling of distribution channels and improved selling prices resulting from a shortage of the product in the market due to limited availability of the active pharmaceutical ingredient. Also reflected in net sales in 2001 is royalty income of $2.8 million from an exclusive product distribution and supply agreement for Amiodarone HCl 400 mg tablets.

    GROSS PROFIT. Gross profit as a percentage of net sales increased from 52.7% in 2000 to 55.7% in 2001. This increase in margin was due to increased sales of Phentermine HCl, USP and Fluvoxamine Maleate which have margins higher than most of our other products. In addition, 2001 sales include $2.8 million of royalty income from an exclusive product distribution and supply agreement which increased gross margin by 0.8%. Gross profit also reflects royalty payments to Hexal AG of $1.1 million and $3.9 million in 2000 and 2001, respectively, in connection with our sale of Cyclosporine, USP (Modified). Our product margins are dependent on several factors, including product sales mix, costs, volumes and competitive activity. See "Certain Relationships and Related Transactions."

    AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. Amortization of goodwill and other intangibles increased $6.5 million from $0.6 million in 2000 to $7.1 million in 2001. The goodwill and other intangibles arose as a result of the acquisition by HPI of the remaining 50% of Eon Labs in December 2000. The year 2000 includes one month of amortization and 2001 includes a full year of amortization.

    DEFERRED STOCK APPRECIATION RIGHTS COMPENSATION. Deferred stock appreciation rights compensation increased $3.6 million from $6.2 million in 2000 to $9.8 million in 2001. The increase was due to the increased value of our company.

    OTHER SELLING, GENERAL AND ADMINISTRATIVE. Other selling, general and administrative expenses increased $4.4 million from $20.9 million in 2000 to $25.3 million in 2001. As a percentage of net sales, other selling, general and administrative expenses decreased 2.1% from 17.5% in 2000 to 15.3% in 2001. The increase in other selling, general and administrative expenses relate primarily to an increase in legal expenses of $1.7 million relating to an increase in patent litigation costs offset by a decrease in Phentermine HCl, USP litigation costs, an increase in compensation costs of $1.4 million (which includes amortization of $0.3 million of deferred stock compensation), a $0.4 million increase in distribution costs due to increased sales volume and an increase in other costs of $0.9 million.

    RESEARCH AND DEVELOPMENT. Research and development expenses decreased $2.7 million from $14.9 million in 2000 to $12.2 million in 2001 reflecting primarily a special charge in 2000 of $2.5 million for in-process research and development that was written off as part of the acquisition of EHI, a $0.8 million cancellation payment in 2000 that was received in connection with the termination of a research and development relationship and a decrease in other research and development expenses.

    OPERATING INCOME. Our operating income increased $17.2 million from $20.5 million in 2000 to $37.6 million in 2001 primarily based on increased sales and improved gross margins as described above.

    INTEREST INCOME (EXPENSE). In 2000, we had net interest expense of $0.6 million compared to $8.9 million in 2001. Our interest expense increased $7.4 million primarily as a result of $104.1 million of debt utilized to acquire EHI in December 2000. Interest income decreased in 2001 by $0.8 million as a result of lower average cash investment balances due to utilizing cash to acquire a new facility at a cost of $25.8 million in December 2000.

    TAXES ON INCOME. Income tax expense increased $3.7 million from $9.3 million in 2000 to $13.0 million in 2001. The effective tax rate decreased from 45.8% in 2000 to 45.2% in 2001 due to the non-deductibility for tax purposes of the goodwill amortization in 2001 related to the acquisition of EHI and the non-deductible write-off of $2.5 million of in-process research and development in 2000.

    NET INCOME. Our net income increased $4.8 million from $11.0 million in 2000 to $15.8 million in 2001 primarily based on increased sales and improved gross margins as described above.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    NET SALES. Net sales increased 53.5% from $78.0 million in 1999 to $119.7 million in 2000. The net sales increase was primarily attributable to the launch of new products in 2000 and an increase in Phentermine HCl, USP sales. New products launched during 2000 that contributed to the increase in net sales include, among others, Cyclosporine, USP (Modified), Fluvoxamine Maleate, Bisoprolol Fumarate and Bisoprolol Fumarate/HCTZ. Higher Phentermine HCl, USP sales reflected increased demand, the refilling of distribution channels and improved selling prices resulting from a shortage of the product in the market due to the limited availability of the active pharmaceutical ingredient.

    GROSS PROFIT. Gross profit as a percentage of net sales increased from 49.2% in 1999 to 52.7% in 2000. This increase in margin was due to the launch of new products including Fluvoxamine Maleate and increased Phentermine HCl, USP sales. These products had margins higher than most of our other products. Gross profit includes a royalty to Hexal AG of $1.1 million in 2000 in connection with our sale of Cyclosporine, USP (Modified). Our product margins are dependent on several factors, including product sales mix, costs, volumes and competitive activity.

    AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. Amortization of goodwill and other intangibles increased $0.6 million from zero in 1999 to $0.6 million in 2000. The goodwill and other intangibles arose as a result of the acquisition by HPI of the remaining 50% of Eon Labs in December 2000.

    DEFERRED STOCK APPRECIATION RIGHTS COMPENSATION. Deferred stock appreciation rights compensation increased $4.6 million from $1.6 million in 1999 to $6.2 million in 2000. The increase was the result of goodwill and other increased value of our company.

    OTHER SELLING, GENERAL AND ADMINISTRATIVE. Other selling, general and administrative expenses increased $2.3 million from $18.6 million in 1999 to $20.9 million in 2000. As a percentage of net sales, selling, general and administrative expenses decreased 6.5% from 23.9% in 1999 to 17.5% in 2000. The increase in other selling, general and administrative expenses relates primarily to a net increase in legal expenses of $1.9 million primarily due to increased Phentermine HCl, USP litigation costs and $0.4 million of HPI expenses included in 2000.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased $4.0 million from $10.9 million in 1999 to $14.9 million in 2000 reflecting primarily a special charge in 2000 of $2.5 million for in-process research and development that was written off as part of the acquisition of EHI, $1.3 million related to research contracts entered into by HPI which are included in research and development expense in 2000, an increase in various research and development expenses of approximately $1.0 million offset by an $0.8 million cancellation payment that was received in connection with the termination of a research and development relationship.

    OPERATING INCOME. Our operating income increased $13.2 million from $7.3 million in 1999 to $20.5 million in 2000 based primarily on increased sales and improved gross margins as described above.

    INTEREST INCOME (EXPENSE). In 1999, we had net interest income of $0.9 million compared to net interest expense of $0.6 million in 2000. Interest income increased $0.4 million as a result of higher average cash investment balances. This increase was offset by a $1.8 million increase in interest expense related to the $104.1 million of debt incurred in connection with the acquisition of EHI, which was outstanding for one month in 2000.

    TAXES ON INCOME. Income tax expense increased $6.2 million from $3.1 million in 1999 to $9.3 million in 2000. The effective tax rate increased from 38.4% in 1999 to 45.8% in 2000 due primarily to the non-deductibility for tax purposes in 2000 of $2.5 million in-process research and development that was written off as part of the acquisition of EHI and the effect of higher state and local income taxes.

    NET INCOME. Our net income increased $6.0 million from $5.0 million in 1999 to $11.0 million in 2000 as a result of increased sales and improved gross margins as described above.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents a summary of our unaudited quarterly consolidated results of operations for each of the four quarters in 2001. The unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited consolidated financial statements and related notes. Our quarterly operating results have varied in the past, may continue to do so and are not necessarily indicative of results for any future period.

                                                                        2001
                                                                     (UNAUDITED)
                                           FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                                           -------------   --------------   -------------   --------------
                                                                   (IN THOUSANDS)
Net sales................................     $39,096          $42,586         $42,545         $41,216
Cost of sales............................      18,388           16,379          18,890          19,655
                                              -------          -------         -------         -------
    Gross profit.........................      20,708           26,207          23,655          21,561
Operating expenses
  Selling, general and administrative
    Amortization of goodwill and other
      intangibles........................       1,780            1,780           1,780           1,780
    Deferred stock appreciation rights
      compensation.......................       3,279            3,279           3,279              --
    Other selling, general and
      administrative.....................       6,417            6,143           6,475           6,287
  Research and development expenses......       2,103            3,008           3,240           3,873
                                              -------          -------         -------         -------
    Total operating expenses.............      13,579           14,210          14,774          11,940
                                              -------          -------         -------         -------
    Operating income.....................       7,129           11,997           8,881           9,621
                                              -------          -------         -------         -------
Other income and expense.................
  Interest income........................         136              104             107             115
  Interest expense.......................      (2,377)          (2,309)         (2,341)         (2,291)
  Other income (expense), net............           1                5              --              38
                                              -------          -------         -------         -------
    Total other income (expense).........      (2,240)          (2,200)         (2,234)         (2,138)
                                              -------          -------         -------         -------
Income before income taxes...............       4,889            9,797           6,647           7,483
Provision for income taxes...............      (2,209)          (4,429)         (3,004)         (3,383)
                                              -------          -------         -------         -------
    Net income...........................     $ 2,680          $ 5,368         $ 3,643         $ 4,100
                                              =======          =======         =======         =======

LIQUIDITY AND CAPITAL RESOURCES

    Cash and cash equivalents were $10.7 million at March 31, 2002 as compared to $17.6 million at December 31, 2001.

    At March 31, 2002, our long-term debt of $106.0 million (including current maturities of $9.6 million) primarily represents debt incurred in connection with the acquisition of EHI. At March 31, 2002, a note issued in connection with the acquisition of EHI, or the acquisition note, had a remaining discounted value of $13.9 million and a face value of $14.8 million. Principal payments of $10.0 million and $4.8 million are due on September 30, 2002 and September 30, 2003, respectively. The second payment is subject to acceleration under the note agreement if certain EBITDA levels are reached. At March 31, 2002, loans and long-term advances from Hexal AG totaled $92.1 million. Approximately
$66.9 million of such debt, which includes accrued interest through March 31, 2002, will be repaid with a portion of the proceeds of this offering. Approximately $25.2 million of the remaining debt, which includes accrued interest through March 31, 2002, will be converted to equity immediately following the consummation of this offering.

    On February 8, 2002, we secured a new three-year $25.0 million credit facility with a borrowing cost of LIBOR plus 1.5% or the bank's prime rate. The new credit facility, which is for working capital purposes, replaced two existing facilities totaling $18.0 million. At March 31, 2002, $10.0 million in borrowings were outstanding under our credit facility.

    Stockholders' equity increased from $47.0 million at December 31, 2001 to $53.6 million at March 31, 2002 as a result of earnings for the first three months of 2002 of $6.3 million and $0.3 million of amortization of deferred compensation costs.

    In the three months ended March 31, 2002, we utilized net cash of $6.9 million. Operations used $0.6 million which resulted from net earning of $6.3 million, non-cash items totalling $22.5 million and an increase in working capital items which used $29.5 million. The most significant working capital requirement related to a $26.7 million increase in trade accounts receivable resulting from higher sales levels. Outflows from investing activities of $1.8 million for this period represented capital expenditures. Financing activities used $4.5 million resulting from a payment on the acquisition note of $15.2 million offset by borrowings and advances of $10.7 million during this period.

    In 2001, we generated net cash of $11.2 million. Operations generated $30.0 million of cash, comprised of net earnings of $15.8 million, non-cash items totaling $11.1 million and a reduction in working capital of $3.2 million. The reduction in working capital resulted primarily from a decrease in accounts receivable in 2001 of $11.8 million due to a higher level of year end sales in 2000 vs. 2001 as a result of new product introductions.

    In 2000, we generated net cash of $14.1 million from operations. Net earnings and non-cash items contributed $11.0 million and $12.8 million, respectively. An increase in working capital used $9.7 million of the cash generated in 2000. The most significant working capital requirement related to a $32.5 million increase in trade accounts receivable resulting from higher sales levels.

    Investing activities in 2001 represented expenditures for additional equipment for our two manufacturing facilities to support increased production and building improvements in our manufacturing facility in Wilson, North Carolina. In 2000, $60.0 million was spent in connection with the acquisition of EHI and approximately $25.8 million of the $27.7 million of capital expenditures related to the acquisition of the Wilson, North Carolina manufacturing facility.

    Financing activities provided cash of $58.9 million in 2000 and utilized $14.5 million of cash in 2001. In 2000, financing activities were impacted primarily by $67.5 million in loans and advances from Hexal AG and $10.0 million used to pay an installment on the acquisition note. In 2001, we used $10.0 million to pay a second installment on the acquisition note and $7.5 million to repay the working capital loan from Hexal AG outstanding at the end of 2000.

    We are involved in various litigation matters in which the potential liability and/or related expenses are not covered by insurance. In addition, an adverse outcome in patent litigation with Novartis and Apotex involving Cyclosporine, USP (Modified) could result in our being unable to market Cyclosporine, USP (Modified) which would materially harm our profits and cash flows and could result in our paying damages, costs, expenses and fees that could have a material adverse impact on our financial performance. See "Business--Legal Proceedings."

    We do not currently have or anticipate any short-term funding requirements outside of the ordinary course of our business, and we do not have or anticipate any liquidity concerns. Our principal future cash requirements are associated with increased working capital to support future growth, capital additions, legal defense costs and debt service. We anticipate that our operating cash flow, together with available borrowings under our credit facility and the proceeds of this offering, will be sufficient to meet all of our working capital, capital expenditure and interest requirements for both the short-term and the foreseeable future.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations to be accounted for under the purchase method of accounting. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for under the purchase method of accounting for which the date of acquisition is July 1, 2001 or later.

    In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but evaluated annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Our product rights are intangible assets with finite lives that are being amortized over 10 years. Our goodwill and workforce intangibles are currently amortized over 15 and 5 year lives, respectively, and will not continue to be amortized after 2001, which will reduce annual amortization costs by $3.2 million.

    In October 2001, the Financial Accounting Standards Board issued SFAS
No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We do not expect SFAS No. 144 to have a material impact on the measurement of our long-lived assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Our exposure to market risk for changes in interest rates relates mainly to our new credit facility. Our interest expense is sensitive to LIBOR, as borrowings under our credit facility will bear a LIBOR-based interest rate. As of March 31, 2002, there were $10 million of borrowings outstanding under our existing credit facility. Our exposure to market risks for changes in foreign currency rates is not significant as the aggregate value of our foreign denominated transactions is minimal.

    Under current conditions, we do not believe that our exposure to market risks will have a material impact on future earnings.

CRITICAL ACCOUNTING POLICIES

    Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. To aid in your understanding of our business activities, we have identified our critical accounting policies, which are those policies which are important to the portrayal of our financial condition and results of operations and require management's subjective judgments. As a result, these judgments are subject to an inherent degree of uncertainty. We base our judgments on our experience and various other assumptions that we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates, including those related to returns, inventories, income taxes and litigation. Our actual results could differ from these estimates under different assumptions or conditions. We believe the following accounting policies to be critical:

    Revenues are recognized when the products are received by the customer, which represents the point when the risks and rewards of ownership are transferred to the customer. Sales are shown net of discounts, rebates, contract pricing adjustments and returns, which are estimated based on our experience. Discounts, rebates and contract pricing adjustments are recorded as a reduction of sales based on agreed upon terms with our customers at the time of sale. We calculate a reserve for discounts and rebates based upon actual sales under such arrangements. Reserves for contract pricing adjustments represent the difference between the prices wholesalers are billed by us and the prices billed to their customers to whom we have given contract prices. In determining a reserve for contract pricing adjustments, we take into account an estimate of the percentage of product sales subject to such pricing adjustments based on historical trends. Historical trends are adjusted for new product introductions and changes in wholesaler or contract prices.

    Shelf stock adjustments are provided following a reduction in the prices of any of our products due to the competitive environment. Such adjustments are credited to our customers based on their on-hand inventory quantities. Reserves are generally established when we reduce our prices.

    Estimates for returns, which are recorded at the time of sale, relate primarily to returns of expiring products. We utilize historical trends to estimate the amount of products to be returned due to product expiration.

    In determining whether liabilities should be recorded for pending litigation claims, we must assess the allegations made and the likelihood that we will successfully defend ourself. When we believe it is probable that we will not prevail in a particular matter, we will then make an estimate of the amount of the liability based in part on advice of outside legal counsel. We currently maintain $80 million in the aggregate of claims-made product liability/completed operations insurance, a maximum of $55 million of which is available for any phentermine-related claims (retroactive to June 1998), excluding fenfluramine and dexfenfluramine combination fen-phen claims, and a maximum of $75 million of which is available for any PPA claims. We have exhausted our insurance coverage for all fen-phen claims, and for non-combination phentermine claims that allege ingestion prior to June 1998. When insurance coverage has been exhausted, we are responsible for defense costs (which amounted to $6.1 million in 2001) and any potential judgments, awards, settlements and/or findings of liability in connection with any fen-phen claims, and/or non-combination phentermine claims that allege injestion prior to June 1998. As of April 30, 2002, there has been no finding of liability against us and no settlement by us in any combination-related or non-combination phentermine lawsuit or any PPA lawsuit. The ultimate outcome of these lawsuits, or the amount of payments that may be required, if any, cannot be determined at this time. No amounts have been reserved for such claims.

                                    BUSINESS

OVERVIEW

    We are a generic pharmaceutical company engaged in developing, licensing, manufacturing, selling and distributing a broad range of prescription pharmaceutical products primarily in the United States. We are an industry leader in obtaining ANDA approvals from the FDA for new generic pharmaceutical products. As of March 31, 2002, we marketed over 90 generic pharmaceutical products.

    Our experienced management team utilizes an integrated approach to select and develop generic pharmaceutical products in both niche and high volume markets in order to be the first generic alternative to market and to obtain favorable market share. We focus on drugs in a broad range of solid oral dosage forms, utilizing both immediate and sustained release delivery, in tablet, multiple layer tablet, film-coated tablet and capsule forms. We are also currently developing several generic transdermal patch products with our partner, Hexal AG. We do not depend on any single drug or therapeutic category for a majority of our sales.

    From January 1, 1996 through March 31, 2002, we received 51 ANDA approvals from the FDA, including tentative approvals. In 2000 and 2001, we received 24 ANDA approvals, including five tentative approvals. In each of 2000 and 2001, we were among the top five companies with the most ANDA approvals received in the U.S. As of March 31, 2002, we had 13 ANDAs pending at the FDA, and an additional four tentative approvals. Nine of those pending ANDAs were for high barrier to entry products. According to industry data supplied by Scott-Levin, the brand-name equivalents of the products covered by these 13 pending ANDAs had annual U.S. sales of approximately $8.2 billion in 2001. In December 2000, we expanded our manufacturing capacity by purchasing a new manufacturing facility in Wilson, North Carolina to accommodate our growing pipeline of products.

    We were incorporated under the laws of Delaware in 1992. Our principal executive offices are located at 227-15 North Conduit Avenue, Laurelton, New York 11413, and our telephone number is (718) 276-8600. Our website is located at www.eonlabs.com. The information on our website is not intended to be part of this prospectus.

GENERIC PHARMACEUTICAL INDUSTRY

OVERVIEW AND DEMAND FOR GENERIC PHARMACEUTICALS

    In recent years, the market for generic pharmaceuticals has grown dramatically. According to The Medical & Healthcare Marketplace Guide 2001-2002, total sales of the generic pharmaceutical industry were projected to be approximately $14.1 billion in the United States in 2001, as compared to approximately $7.9 billion in 1995. Total U.S. sales in the generic pharmaceutical industry are expected to grow to approximately $15.6 billion in 2002 representing a compounded annual growth rate of approximately 10.2% from 1995. We believe this growth has been driven by several factors, including:

    - The aging of the U.S. population and the resulting greater utilization of prescription pharmaceutical products at affordable prices;

    - Efforts by state governments, employers, third-party payors and consumers to control health care costs;

    - Increased acceptance of generic products by physicians, pharmacists and consumers; and

    - The increasing number of pharmaceutical products whose patents have expired or will expire over the next several years and are or will be subject to competition from generic equivalents.

    We believe these factors will continue to increase demand for generic pharmaceuticals and accelerate the growth of the generic pharmaceutical industry in future years. According to data supplied by IMS Health, approximately
$37.8 billion in current U.S. brand-name drug sales are expected to go off patent from January l, 2002 through December 31, 2006. An average of 50 compounds are expected to lose patent protection or market exclusivity each year over the next five years. Forty-five of the compounds expected to lose patent protection or market exclusivity over the next decade are blockbuster drugs, which are drugs with annual sales in the United States of over $500 million. Due to the pricing dynamics of the generic pharmaceutical industry described below, the expected annual sales for any particular pharmaceutical product decreases significantly following the introduction of competition from generic pharmaceuticals.

ANDA APPROVAL PROCESS

    Generic pharmaceutical products are the chemical and therapeutic equivalent of a reference brand drug. FDA approval of an ANDA for a generic product is required before a generic equivalent of an existing brand-name drug can be marketed. In order to be approved by the FDA, generic pharmaceutical products generally must undergo testing that shows that they are bioequivalent to their branded counterparts and are manufactured to the same quality standards. Demonstrating bioequivalence requires data showing that the generic formulation results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference drug which is typically determined by a blood level comparison in healthy volunteers.

    The timing of final FDA approval of an ANDA depends on a variety of factors, including whether the applicant challenges any listed patents for the drug and whether the brand-name manufacturer is entitled to one or more statutory exclusivity periods, during which the FDA is prohibited from approving the ANDAs and their generic products. According to the FDA, as of April 2001, the industry average for the length of time to secure FDA approval of an ANDA was approximately 18 months from the date of filing.

    Generic pharmaceutical products are typically launched upon expiration of a branded product's patent. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block ANDAs from being approved on the patent expiration date. For example, the FDA may now extend the exclusivity of a product by six months past the date of patent expiry if the manufacturer undertakes studies on the effect of their product in children, a so-called pediatric extension.

    If there is a patent listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluation Book, which identifies drug products approved on the basis of safety and effectiveness by the FDA and is commonly referred to as the "Orange Book," at the time of filing an ANDA with the FDA, and the generic drug company intends to market the generic equivalent prior to the expiration of that patent, the generic company files with its ANDA a certification asserting that the patent is invalid, unenforceable and/or not infringed, a so-called "Paragraph IV certification." A generic drug company that is the first to have its ANDA accepted for filing with the FDA and whose filing includes a Paragraph IV certification may be eligible to receive a 180-day period of market exclusivity providing an opportunity for the company to increase its market share before competitors enter the market. See "Government Regulation--Patent Challenge Process."

GENERIC PHARMACEUTICAL PRICING DYNAMICS

    Although generic pharmaceuticals must meet the same quality standards as branded pharmaceuticals, they are sold at prices that are typically 20% to 80% below those of their branded counterparts. This discount tends to increase, and margins consequently decrease, as the number of generic competitors rises for a given branded product. Because of this pricing dynamic, companies that are first to market for a generic pharmaceutical tend to earn higher margins than companies that subsequently enter the market for that product. Furthermore, the developer of a generic product that is the first to have its ANDA accepted for filing by the FDA and whose filing includes a Paragraph IV certification that the patent on the brand-name drug is invalid, unenforceable and/or not infringed may be eligible to receive a 180-day period of generic market exclusivity. During that 180-day period, the exclusive generic product would tend to earn higher margins on a higher volume of sales than in a market in which other generic competition was also present. Products that are difficult to develop, require difficult to source raw materials or represent smaller therapeutic niche markets generally result in fewer companies marketing those products and may also offer margins that are higher than those where barriers to entry do not exist. See "Government Regulation--Patent Challenge Process."

OUR STRATEGY

    Our management team believes that our success has been derived from our ability to select attractive product candidates and to efficiently execute our product launch strategy, minimizing the time it takes from selection to the marketing of our products. To continue our historically strong financial performance and growth, we have implemented a strategy with the following key elements:

    - CONTINUE TO BE FIRST TO MARKET WITH GENERIC ALTERNATIVES. Generic alternatives that are first to market have a higher likelihood of achieving favorable market share and enhancing profitability. We focus on streamlining and integrating the product selection, development, FDA application and commercialization processes to decrease the amount of time it takes to get a new generic product to market. We seek to ship a new product to our customers promptly upon the expiration of the patent or the exclusivity period for the brand-name reference drug. During 2000 and 2001, we brought 11 products to market on the first day that generic competition commenced or immediately thereafter.

    - DEVELOP GENERIC PHARMACEUTICAL PRODUCTS THAT HAVE HIGH BARRIERS TO
      ENTRY. Products with high barriers to entry are likely to face limited competition, which should enable us to earn higher margins for a longer period of time. Our product development strategy focuses on the development of drugs with high barriers to entry in both markets with significant volume and high annual sales (including blockbuster drugs) and in smaller, specialized or underserved niche markets. In particular, we focus on drugs that have developmental, manufacturing, technological or patent related challenges, including difficult to source raw materials. Products which have patent related barriers to entry are those for which we file ANDAs with a "Paragraph IV" certification asserting that the patents for the brand-name drugs are invalid, unenforceable or not infringed.

    - MAINTAIN A STEADY STREAM OF A BROAD RANGE OF HIGH QUALITY GENERIC PRODUCTS. We focus on developing and commercializing a steady stream of new generic products in multiple therapeutic categories, including blockbuster drugs which our customers necessarily purchase in large quantities. Our breadth of high quality products, flexibility in manufacturing and logistical skills enable us to keep consistent inventory levels and to ship products when our customers need them. We have a higher likelihood of achieving favorable market share when we are able to offer our customers numerous products that respond to their market-driven need for a variety of generic alternatives. Our historic ability to develop and commercialize a wide range of products has been demonstrated through our track record of receiving 24 ANDA approvals, including five tentative approvals, during 2000 and 2001, putting us among the top five industry leaders in terms of number of annual ANDA approvals. As of March 31, 2002, we had 13 ANDAs pending with the FDA, and an additional four tentative approvals.

    - GROW OUR BUSINESS THROUGH EXISTING AND NEW STRATEGIC ALLIANCES AND ACQUISITIONS. Our strategic alliance with Hexal AG, the second largest generic pharmaceutical company in Germany, has enhanced our internal product development and our ability to license sophisticated technology. We also engage third-party development companies to develop certain high barrier to entry products or to balance our periods of high workloads in product development. In addition, we may seek to grow through strategic acquisitions of pharmaceutical products and companies.

    - SUSTAIN OUR EXCELLENT FDA COMPLIANCE RECORD. Strict adherence to the highest cGMP standards and regulations assure our customers about the quality of our manufacturing process and products. We are proactive in maintaining good relationships with the FDA, and we believe our historic track record of compliance with FDA standards and regulations has been a major factor in obtaining timely ANDA approvals.

PRODUCT DEVELOPMENT

    We obtain new generic pharmaceutical products primarily through internal product development and from strategic licensing or co-development arrangements with our partner, Hexal AG, as well as from other companies.

TIMELY EXECUTION OF THE PRODUCT DEVELOPMENT PROCESS

    We focus on the timely execution of the product development process as we strive to be first to market with a generic product. Being first to market on a number of products has enabled us to gain and maintain favorable market share for those products. The following are products for which we received approval of our ANDA on the first day that any generic manufacturer received ANDA approval for such products or immediately thereafter:

    - 2002 (through March 31)--Fluoxetine capsules, Fluoxetine HCl tablets and
                             Metformin HCl;

    - 2001--Flutamide, Lovastatin and Oxaprozin; and

    - 2000-- Bisoprolol Fumarate, Cyclosporine capsules, Doxycycline Monohydrate, Enalapril Maleate, Fluvoxamine Maleate and Sotalol Hydrochloride.

    Our management approach, particularly our emphasis on cross-functional responsibilities and teamwork, enables us to integrate the various steps of the product development process. As a result of the success of our integrated approach to product development, we are able to commence the manufacture and marketing of commercial batches of our products in a timely manner. This allows us at times to be first to market with a generic product. The product development process consists of multiple steps involved in identifying and commercializing new generic products, including:

    - PRODUCT SELECTION, INCLUDING RAW MATERIALS PROCUREMENT. The first step in the process includes selecting a possible product and determining whether we can successfully develop and eventually manufacture that product. We must review the quality, availability and pricing of the active pharmaceutical ingredient, or API. Our experience in the generic pharmaceutical industry, particularly our knowledge of the raw materials market, facilitates the development process and enables us to produce high quality finished products in a timely manner. In the early stages of development, we concentrate on creating a durable formulation that can eventually be manufactured in large quantities in order to avoid costly and time-consuming pilot plant activities.

    - PATENT INFRINGEMENT DETERMINATION. Once we have procured sufficient raw materials, we must determine whether we can formulate the product without infringing on any applicable patent(s) or whether we have a viable challenge to the validity or enforceability of any applicable patent(s).

    - FORMULATION AND TESTING. Thereafter, we formulate and subsequently test the product to confirm that all applicable FDA quality requirements, including stability, have been met. We perform biostudies to determine whether the product is bioequivalent to the reference brand drug.

    - FILING AND APPROVAL. Once bioequivalence has been successfully established, we file an ANDA with the FDA seeking approval of the product. Our ANDAs are structured to include all FDA requirements, which helps to facilitate the review process with the FDA and to minimize the amount of time it takes to receive final FDA approval. After approval is received, we are required to show that the product can be produced in the same quality by validating the manufacturing processes of three subsequent batches.

    Fluvoxamine Maleate and Oxaprozin are examples of products for which we were able to gain and maintain a favorable market share as a result of our integrated approach to product development enabling us to be first to market.

    FLUVOXAMINE MALEATE. Fluvoxamine Maleate is the generic equivalent of Solvay S.A.'s Luvox and is used to treat obsessive-compulsive disorder. U.S. sales of Luvox in the 12 months prior to the introduction of a generic alternative were approximately $199 million. We received first-day approvals for Fluvoxamine Maleate tablets in late November 2000 along with one other competitor after an expedited review process. Due to our business model that integrates product development, logistics, API sourcing logistics and manufacturing, we were able to bring the product to market in December 2000 before any other competitor. As a result, we achieved high sales with attractive margins over the first few months. Despite eight approvals being granted over the following months, we have continued to maintain a favorable market share for Fluvoxamine Maleate. As of March 31, 2002, our share of the generic market for Fluvoxamine Maleate was approximately 46%, representing the highest share of any generic participant in the market.

    OXAPROZIN. Oxaprozin is the generic equivalent of Pharmacia Corporation's Daypro and is an anti-inflammatory drug used to treat arthritis. U.S. sales of Daypro in the 12 months prior to the introduction of a generic alternative were approximately $161 million. We received first-day approval for Oxaprozin in January 2001 along with one other competitor. We were able to ship the required quantities on the first day that generic competition commenced which gave us approximately a 50% share of the generic market over the first few months. Despite additional generic entrants over the next several months, we were able to maintain a market share of approximately 46% as of March 31, 2002, representing the highest share of any generic participant in the market.

HIGH BARRIER TO ENTRY PRODUCTS

    Our product development strategy also focuses upon developing products that have one or more high barriers to entry. We strive to develop high barrier to entry products in both of the following areas:

    - drugs with significant volume and high annual sales (including blockbuster drugs); and

    - drugs in smaller volume or therapeutic niche markets.

    Products with a high barrier to entry are more likely to face limited competition, which should enable us to earn higher margins for a longer period of time. High barriers to entry include:

    - developmental, manufacturing or technological challenges, including difficult to source raw materials; and/or

    - products with patents which have not yet expired and which could be challenged by including a Paragraph IV certification in our ANDA that the patent is invalid, unenforceable or not infringed.

    DEVELOPMENTAL, MANUFACTURING AND TECHNOLOGICAL CHALLENGES. We have been successful in bringing to market a number of high barrier to entry products involving developmental, manufacturing and technological challenges, including Cyclosporine, USP (Modified) and Flutamide.

    CYCLOSPORINE. Our Cyclosporine product is the generic equivalent of Novartis' Neoral, an immunosuppressant which is taken by patients following transplant surgery and which is also used to treat rheumatoid arthritis and psoriasis. Novartis' Neoral product presented an improved formulation for Cyclosporine with favorable bioavailability. Neoral had worldwide sales of approximately $1.3 billion in the 12 months prior to the introduction of a generic alternative; sales in the United States alone were approximately
$500 million. Novartis owns numerous patents directed to various Cyclosporine formulations. This technological, patent protected barrier presented a difficult challenge for the development of a generic product. Hexal AG developed a patented formulation for Cyclosporine which we believe does not infringe on any of Novartis' patents. We license that formulation from Hexal AG pursuant to an agreement that grants us an exclusive and perpetual license to use patented technology from Hexal AG and pay Hexal AG a royalty based on our sales of Cyclosporine.

    We received the first generic approval for Cyclosporine capsules in the first quarter of 2000 and launched Cyclosporine in May 2000. Since introducing Cyclosporine to the market, we have attained approximately 54% of the generic market share as of March 31, 2002, representing the highest share among the generic participants in the market. Although we have been successfully marketing Cyclosporine despite the presence of generic competition and patent infringement suits brought against us by Novartis and Apotex, Inc., a Canadian generic pharmaceutical company, those suits, if successful, could result in our being unable to market Cyclosporine and could result in money damages being awarded. See "Legal Proceedings."

    FLUTAMIDE. Flutamide is the generic equivalent of Schering-Plough Corporation's Eulexin, which is used to treat prostate cancer. U.S. sales of Eulexin in the 12 months prior to the introduction of a generic alternative were approximately $39.0 million. Flutamide is difficult to manufacture because of the highly potent nature of the active pharmaceutical ingredients which requires that it be produced in a protective facility. Hexal AG developed a separate formulation of Flutamide for our filing with the FDA and manufactures Flutamide in its fully contained special manufacturing suite in its main manufacturing facility in Germany. We began selling Flutamide in the United States in September 2001. Our share of the generic market for Flutamide was approximately 35% as of March 31, 2002, representing the highest share among generic participants in the market.

    PATENT CHALLENGES. In an effort to develop drugs with high barriers to entry, we actively challenge the patents protecting branded pharmaceutical products (and/or their use) where we believe such patents are invalid, unenforceable or not infringed by our products (and/or their use). Under the Hatch-Waxman Act, the developer of a bioequivalent drug which is the first to have its ANDA accepted for filing by the FDA, and whose filing includes a certification that the patent is invalid, unenforceable or not infringed, a so-called "Paragraph IV certification," may be eligible to receive a 180-day period of generic market exclusivity. This period of market exclusivity provides the patent challenger with the opportunity to earn a return on the risks taken and its legal and development costs and to build its market share. In addition, subsequent generic entrants pursuant to successful Paragraph IV challenges following the 180-day exclusivity period may benefit from continuing barriers to entry of other competitors, including ongoing litigation or technological hurdles. Due to the pricing dynamics of the generic pharmaceutical industry, the expected annual sales for any particular pharmaceutical product decreases significantly following the introduction of competition from generic pharmaceuticals. See "Government Regulation--Patent Challenge Process."

    Seven of the ANDAs we have filed through March 31, 2002 contain
Paragraph IV certifications. These seven products represent total U.S. brand sales of approximately $7.8 billion in 2001. As of April 30, 2002, we were involved in patent litigation in connection with our Paragraph IV certifications for the following six products:

- Bupropion            --      the generic equivalent of GlaxoSmithKline PLC's Wellbutrin
 Hydrochloride ER              SR, which had annual U.S. sales of approximately
                               $1.2 billion in 2001 and is used to treat depression;

- Gabapentin           --      the generic equivalent of Pfizer Inc.'s Neurontin, which had annual U.S. sales of approximately $1.5 billion in 2001 and is used to treat epilepsy and other neurological disorders;
- Itraconazole         --      the generic equivalent of Janssen Pharmaceutica, Inc.'s
                               Sporanox, which had annual U.S. sales of approximately
                               $200 million in 2001 and is used to treat nail, skin and
                               other systemic fungal infections;
- Mirtazapine          --      the generic equivalent of Organon Inc.'s Remeron, which had annual U.S. sales of approximately $300 million in 2001 and is used to treat depression;
- Nabumetone           --      the generic equivalent of GlaxoSmithKline PLC's Relafen,
                               which had annual U.S. sales of approximately $250 million in
                               2001 and is used to treat pain and osteoarthritis; and
- Omeprazole           --      the generic equivalent of AstraZeneca PLC's Prilosec, which had annual U.S. sales of approximately $4.0 billion in 2001 and is used to treat ulcers.

    In January 2001, we filed an ANDA for Itraconazole which included a Paragraph IV certification that the patent covering Janssen
Pharmaceutica, Inc.'s Sporanox was invalid. We believe we were the first entity to file a Paragraph IV certification for Itraconazole. Shortly thereafter, Janssen sued us in the United States District Court for the Eastern District of New York for patent infringement and the case is currently in discovery.

    We were victorious at the trial in our litigation challenging the validity of the patent for Relafen. The decision of the district court in our favor is currently pending appeal. In February 2002, we commenced marketing Nabumetone, the generic equivalent of Relafen.

    The other cases are in various stages of litigation. We are unable to predict the outcome of any of these cases. If we are not successful in challenging the patents with respect to a brand-name product (and/or its use), we will not be able to market our generic alternative until the expiration of the applicable patent.

STEADY STREAM OF A BROAD RANGE OF GENERIC PHARMACEUTICAL PRODUCTS

    We have a higher likelihood of achieving favorable market share when we are able to offer our customers numerous products that respond to their market-driven need for a variety of generic alternatives. As of March 31, 2002, we marketed over 90 generic pharmaceutical products. We develop and manufacture generic prescription pharmaceutical products in solid oral dosage forms, with both immediate and sustained release delivery, and we are also developing several generic products that utilize transdermal patch delivery technology with our partner Hexal AG. We do not depend on any single drug or therapeutic category for a majority of our sales.

    Our integrated approach to product development has enabled us to be among the leaders in obtaining new product approvals. During 2000 and 2001, we have received 24 ANDA approvals, including five tentative approvals, in multiple therapeutic categories.

    We are currently involved in the development of more than 45 pharmaceutical products, including 13 new generic product ANDAs pending approval at the FDA as of March 31, 2002, and an additional four tentative approvals. As of March 31, 2002, 11 of our 13 ANDAs pending were for products where there were no generic equivalents approved for sale. During 2002, we anticipate filing 9 to 12 generic product ANDAs and plan to invest in a significant number of bioequivalency studies for development of generic products or dosage forms. Other than Cholestyramine, USP which represented 11.3% of our total gross sales in 1999; Phentermine HCl which represented 23.9% of our total gross sales in 2000; and Phentermine HCl and Fluvoxamine Maleate which represented 18.7% and 12.4%, respectively, of our total gross sales in 2001, no other single product represented more than 10% of our gross sales during the past three years.

    The following table sets forth our products approved by the FDA, in each of the periods listed:

                         ANNUAL ANDA PRODUCT APPROVALS

                                                                   BRAND-NAME
GENERIC PRODUCT APPROVED                       DOSAGE(S)             PRODUCT       THERAPEUTIC CATEGORY
--------------------------------------  -----------------------   -------------   ----------------------
2000 (14 ANDA APPROVALS, INCLUDING
  TENTATIVE APPROVALS)

Amiodarone Hydrochloride Tablets        400 mg                    --              Antiarrhythmic
Bisoprolol Fumarate                     5 mg and 10 mg            Zebeta          Beta-blocker

Bisoprolol Fumarate and                 2.5 mg/6.25 mg, 5         Ziac            Beta-blocker
  Hydrochlorothiazide Tablets           mg/6.25 mg and 10
                                        mg/6.25 mg

Bupropion Hydrochloride Tablets         75 mg and 100 mg          Wellbutrin      Antidepressant

Cyclosporine Capsules, USP (Modified)   25 mg and 100 mg          Neoral          Immunosuppressant

Doxazosin Mesylate Tablets              1 mg, 2 mg, 4 mg and 8    Cardura         Antihypertensive
                                        mg

Doxycycline Monohydrate Capsules, USP   50 mg and 100 mg          Monodox         Anti infective

Enalapril Maleate Tablets, USP          2.5 mg, 5 mg, 10 mg and   Vasotec         Antihypertensive
                                        20 mg

Fluvoxamine Maleate Tablets             25 mg, 50 mg and 100 mg   Luvox           Antidepressant

Lovastatin Tablets, USP *+              10 mg, 20 mg and 40 mg    Mevacor         Anticholesterol

Naltrexone Hydrochloride Tablets, USP   50 mg                     ReVia           Opioid antagonist

Orphenadrine Citrate Extended Release   100 mg                    Norflex         Muscle relaxant
  Tablets

Phentermine Hydrochloride Tablets, USP  30 mg                     --              Appetite suppressant

Sotalol Hydrochloride Tablets           80 mg, 120 mg, 160 mg     Betapace        Beta blocker
                                        and 240 mg

2001 (10 ANDA APPROVALS, INCLUDING
  TENTATIVE APPROVALS)

Diclofenac Potassium Tablets            50 mg                     Cataflam        Anti inflammatory

Enalapril Maleate and                   5 mg/12.5 mg and 10       Vaseteric       Antihypertensive
  Hydrochlorothiazide Tablets, USP      mg/25 mg

Famotidine Tablets, USP                 20 mg and 40 mg           Pepcid          Antiulcer

Famotidine Tablets, USP *               10 mg (OTC)               --              Antiulcer

Fluoxetine Hydrochloride Capsules,      10 mg and 20 mg           Prozac          Antidepressant
  USP *+

Fluoxetine Hydrochloride Tablets,       10 mg                     Prozac          Antidepressant
  USP *+

Flutamide Capsules, USP                 125 mg                    Eulexin         Antineoplastic

Lisinopril Tablets, USP *               2.5 mg, 5 mg, 10 mg, 30   Prinivil        Antihypertensive
                                        mg and 40 mg

Methimazole Tablets, USP                5 mg and 10 mg            Tapazole        Antihyperthyroid

Oxaprozin Tablets                       600 mg                    Daypro          Anti inflammatory

--------------------------

*   Tentatively approved.

+   Final approval received prior to April 30, 2002.

STRATEGIC RELATIONSHIPS

    We have a strategic relationship with the second largest generic pharmaceutical company in Germany, Hexal AG, a company that is under common control with Santo. Hexal AG's line of branded generic products is represented in markets worldwide. In addition, Hexal AG owns patented technologies on a number of pharmaceutical products and processes.

    While we develop most of our products internally using our team of scientists and formulators, we develop certain products in conjunction with Hexal AG. In March 2002, we entered into a technology agreement with Hexal AG that memorialized our prior relationship. Pursuant to that agreement, Hexal AG cooperates with us with respect to the development, manufacture and sale in the United States of, and the sharing of certain information relating to, certain generic pharmaceutical products that Hexal AG develops. At our request, we have the right of first refusal to purchase or license from Hexal AG the U.S. sales and marketing rights with respect to all generic pharmaceutical products that Hexal AG develops. We also have entered into product-specific strategic alliances with Hexal AG with respect to several products, including Cyclosporine, Flutamide and Omeprazole.

    We are currently developing a number of generic pharmaceutical products with Hexal AG which utilize a transdermal patch delivery system. Hexal AG's generic estrogen patch delivers estrogen transdermally, and we have entered into an agreement with Hexal AG which grants us the exclusive right to seek approval and market a generic estrogen patch for the United States. In addition, we and Hexal AG are researching the possible production of other products using a transdermal patch delivery system, including a patch to deliver cardiovascular medication transdermally and a patch to deliver pain relief medication transdermally. If that research results in marketable products, we plan to seek FDA approval for those products in the United States. We plan to set up manufacturing capabilities for patch products at our new facility in Wilson, North Carolina.

    We sometimes consult with Hexal AG regarding their knowledge of available sources of active pharmaceutical ingredients. See "Certain Relationships and Related Transactions."

ACTIVE PHARMACEUTICAL INGREDIENTS

    The active compounds for our products, also called active pharmaceutical ingredients or APIs, are purchased from specialized manufacturers throughout the world and are essential to our business and its success. API manufacturers are required to file a Drug Master File, or DMF, with the FDA. Each individual API must be approved by the FDA as part of the ANDA approval process. API manufacturers are also regularly inspected by the FDA.

    When choosing a manufacturer for a specific API, the most important factors we consider are:

    - high quality standards, including cGMPs;

    - cutting edge chemical and process technologies;

    - patent know-how; and

    - flexible processes and capacities which enable them to offer competitive prices.

    An in-depth knowledge of those factors and long-term experience and established relationships in this area by our key personnel (including our purchasing department) enable us to make the right choices in selecting the best suitable suppliers very early in the product development process. Our skills in this area also help us to identify unique opportunities for difficult to source APIs, including custom-made, exclusive arrangements. We are proactive in maintaining good relationships with our API suppliers because we believe that these relationships allow us to save crucial time and be cost competitive through an ongoing communication process for our mutual benefit. A recent successful example was the introduction of our Fluvoxamine Maleate tablets in December 2000. We identified the most reliable and flexible API source and by working closely with them we were able to receive first-day approval along with one other competitor and could also source the required quantities in a tight raw materials market for a profitable launch of the product.

SALES AND DISTRIBUTION

    Our sales are generated primarily by our own sales force, which is supported by our customer service, sales and distribution employees. In 2001, we had approximately 42 customers in the United States. Sales to AmerisourceBergen Corporation, Cardinal Health, Inc. and McKesson Corporation represented 12.8%, 13.0% and 9.6%, respectively, of our net sales in 2001.

    The following table sets forth the contributions to sales by each type of customer in 2001:

                                                              PERCENTAGE OF
CUSTOMER TYPE                                                   NET SALES
-------------                                                 -------------
Drug wholesalers............................................       38%

Pharmacy chains.............................................       30%

Distributors................................................       23%

Mail order..................................................        7%

Managed care................................................        2%

GOVERNMENT REGULATION

    All pharmaceutical manufacturers, including us, are subject to extensive regulation by the federal government, principally by the FDA, and, to a lesser extent, by the U.S. Drug Enforcement Administration, or DEA, the U.S. Environmental Protection Agency, or EPA, and state governments. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the testing, manufacturing, safety, labeling, storage, record-keeping, approval, pricing, advertising and promotion of our products. Noncompliance with applicable requirements can result in fines, recalls and seizure of products. The FDA has the authority to revoke drug approvals previously granted.

ANDA PROCESS

    FDA approval is required before a generic equivalent of an existing brand-name drug can be marketed. We usually seek approval for such products by submitting an ANDA to the FDA. While an ANDA is not required to contain complete clinical studies, it normally must contain bioavailability and/or bioequivalence studies. "Bioavailability" indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. "Bioequivalence" compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body are the same as the previously approved brand-name drug. An ANDA may be submitted for a drug on the basis that it is the equivalent to a previously approved brand-name drug or a new dosage form that is suitable for use for the indications specified.

    The timing of final FDA approval of ANDA applications depends on a variety of factors, including whether the applicant challenges any listed patents for the drug and/or its use and whether the brand-name manufacturer is entitled to one or more statutory exclusivity periods, during which the FDA is prohibited from approving generic products. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block ANDAs from being approved on the patent expiration date. For example, the FDA may now extend the exclusivity of a product by six months past the date of patent expiry if the manufacturer undertakes studies on the effect of their product in children, a so-called pediatric extension. See "Patent Challenge Process."

    Before approving a product, the FDA also requires that our procedures and operations conform to cGMP regulations, as defined in the U.S. Code of Federal Regulations. We must follow the cGMP regulations at all times during the manufacture of our products. The FDA conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems and processes are in compliance with cGMP and other FDA regulations. Following such inspections, the FDA may issue notices on Form 483 and Warning Letters that could cause us to modify certain activities identified during the inspection. A Form 483 notice may be issued at the conclusion of an FDA inspection and lists conditions the FDA inspectors believe may violate cGMP or other FDA regulations. FDA guidelines specify that a Warning Letter is issued only for violations of "regulatory significance" for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

    If the FDA concludes that all substantive ANDA requirements (chemistry, bioequivalency, labeling and manufacturing) have been satisfied, but a final ANDA approval cannot be granted because of a patent or exclusivity-related considerations, the FDA may issue a tentative approval.

PATENT CHALLENGE PROCESS

    The Hatch-Waxman Act provides incentives for generic pharmaceutical manufacturers to challenge patents on branded pharmaceutical products and/or their methods of use, as well as to develop non-infringing forms of the patented subject matter. The Hatch-Waxman legislation places significant burdens on the challenger to ensure that such suits are not frivolous, but also offers the opportunity for significant financial reward if the challenge is successful.

    If there is a patent listed in the FDA's Orange Book at the time of filing an ANDA with the FDA and the generic drug company intends to market the generic equivalent prior to the expiration of that patent, the generic company files with its ANDA a certification asserting that the patent is invalid, unenforceable and/or not infringed, a so-called "Paragraph IV certification." After receiving notice from the FDA that its application is acceptable for filing, the generic company sends the patent holder and the holder of the NDA for the brand-name drug a notice explaining why it believes that the patents in question are invalid, unenforceable or not infringed. Upon receipt of the notice from the generic company, the patent holder has 45 days during which to bring a patent infringement suit in federal district court against the generic company. The discovery, trial and appeals process in such suits can take several years.

    If a suit is commenced by the patent holder, the Hatch-Waxman Act provides for an automatic stay on the FDA's ability to grant final approval of the ANDA for the generic product. The period during which the FDA may not approve the ANDA and the patent challenger therefore may not market the generic product is 30 months, or such shorter or longer period as may be ordered by the court. The 30-month period may or may not, and often does not, coincide with the timing of the resolution of the lawsuit or the expiration of a patent, but if the patent challenge is successful or the challenged patent expires during the 30-month period, the FDA may approve the generic drug for marketing, assuming there are no other obstacles to approval such as exclusivities given to the NDA holder.

    Under the Hatch-Waxman Act, the developer of a bioequivalent drug which is the first to have its ANDA accepted for filing by the FDA, and whose filing includes a Paragraph IV certification, may be eligible to receive a 180-day period of generic market exclusivity. This period of market exclusivity may provide the patent challenger with the opportunity to earn a return on the risks taken and its legal and development costs and to build its market share before competitors can enter the market.

DEA

    Because we sell and develop products containing controlled substances, we must meet the requirements and regulations of the Controlled Substances Act which are administered by the DEA. These regulations include stringent requirements for manufacturing controls and security to prevent diversion of or unauthorized access to the drugs in each stage of the production and distribution process. The DEA regulates allocation to us of raw materials used in the production of controlled substances based on historical sales data. We believe we are currently in compliance with all applicable DEA requirements.

MEDICAID/MEDICARE

    In November 1990, a law regarding reimbursement for prescribed Medicaid drugs was passed as part of the Congressional Omnibus Budget Reconciliation Act of 1990. The law requires drug manufacturers to enter into a rebate contract with the Federal Government. All generic pharmaceutical manufacturers whose products are covered by the Medicaid program are required to rebate to each state a percentage of their average net sales price for the products in question. We accrue for future estimated rebates in our consolidated financial statements.

    Over the last year, the extension of prescription drug coverage to all Medicare recipients has gained support in Congress. We believe that federal and/or state governments may continue to enact measures in the future aimed at reducing the costs of drugs to the public. We cannot predict the nature of such measures or their impact on our profitability.

OTHER

    We are also governed by federal, state and local laws of general applicability, such as laws regulating intellectual property, including patents and trademarks, working conditions, equal employment opportunity, and environmental protection.

LEGAL PROCEEDINGS

    From time to time, we are subject to lawsuits and claims which arise out of our operations in the normal course of business, some of which involve claims for damages that are substantial in amount. With respect to the matters discussed below, although we are currently unable to predict the outcome, we do not believe the disposition of these matters will have a material adverse effect on our financial position or results of operations.

    From May 1997 to April 30, 2002, we have been named a party in approximately 6,325 lawsuits in connection with our manufacture of phentermine of which fewer than 300 remained open as of April 30, 2002. The actions generally have been brought in various state and federal jurisdictions by individuals in their own right or on behalf of putative classes of persons who claim to have suffered injury or claim that they may suffer injury in the future due to the use of a combination of the two prescription diet drugs fenfluramine and phentermine, a combination popularly known as "fen-phen." Fenfluramine, which we never manufactured for sale or sold, was voluntarily withdrawn from the market in 1997. These lawsuits typically allege that the short- and long-term use of fenfluramine in combination with phentermine causes, among other things, primary pulmonary hypertension, valvular heart disease and/or neurological dysfunction. Some lawsuits allege emotional distress caused by the purported increased risk of injury in the future. Plaintiffs typically seek relief in the form of monetary damages (including economic losses, medical care and monitoring expenses, loss of earnings and earnings capacity, other compensatory damages and punitive damages), generally in unspecified amounts, on behalf of the individual or the class. Some actions seeking class certification ask for certain types of purportedly equitable relief, including, but not limited to, declaratory judgments and the establishment of a research program or medical surveillance fund. As of April 30, 2002, there has been no finding of liability against us and no settlement by us in any combination-related or non-combination phentermine lawsuit. There has been no scientific testimony accepted by any court that establishes a connection between the use of phentermine and the allegations made by plaintiffs in these lawsuits. The ultimate outcome of these lawsuits cannot be determined at this time.

    In the second quarter of 2000, we exhausted our product liability insurance covering all combination-related phentermine lawsuits and any non-combination phentermine lawsuits resulting from claims regarding the ingestion of phentermine prior to June 1998. Since then, we have been funding our defense of all combination-related phentermine lawsuits and any non-combination phentermine lawsuits resulting from claims regarding the ingestion of phentermine prior to June 1998. We will continue to be responsible for the costs of defense as well as all damages that may be awarded against us resulting from combination-related phentermine claims brought against us and any non-combination claims resulting from claims regarding the ingestion of phentermine prior to June 1998. In addition, we are responsible for the costs of defense as well as all damages that may be awarded against several of our customers resulting from combination-related phentermine claims brought against them, including six customers that distributed phentermine manufactured by us with whom we have entered into indemnification agreements. The cost of our defense and the defense of several of our customers and the amount of damages, if any, is not determinable at this time.

    On August 30, 2000, Novartis Pharmaceuticals Corporation filed a complaint in the United States District Court for the District of Delaware alleging among other things that our generic Cyclosporine product infringes a patent owned by Novartis. We obtained a non-infringement opinion with regard to our product, Cyclosporine, the generic version of Novartis' Neoral, prior to marketing it, and believe that there is no merit to the allegations in the complaint. We have filed an answer and counterclaim to the complaint and intend to vigorously defend the lawsuit. Novartis is seeking injunctive relief to prevent our alleged acts of infringement, as well as an unspecified amount of damages, costs and expenses, reasonable attorneys' fees and treble damages for willful infringement. Our potential liability and expenses in this matter are not covered by insurance. An adverse outcome in this litigation could result in our being unable to market Cyclosporine, which could materially harm our profits and cash flows, and could result in our paying damages, costs, expenses and fees that could have a material impact on our financial performance. The ultimate outcome of this lawsuit cannot be determined at this time.

    On January 26, 2001, Apotex Inc., a Canadian generic pharmaceutical company, filed a complaint in the United States District Court for the Eastern District of New York alleging among other things that our generic Cyclosporine product infringes its patent. We have filed an answer and counterclaim to the complaint and intend to vigorously defend the lawsuit. Apotex is seeking injunctive relief to prevent our alleged acts of infringement, as well as an unspecified amount of damages, including a reasonable royalty, costs, expenses, reasonable attorneys' fees and treble damages for willful infringement. No trial date has been set for this matter. Our potential liability and expenses in this matter are not covered by insurance. An adverse outcome in this litigation could result in our being unable to market Cyclosporine, which could materially harm our profits and cash flow, and could result in our paying damages, costs, expenses and fees that could have a material impact on our financial performance. The ultimate outcome of this lawsuit cannot be determined at this time.

COMPETITION

    The generic pharmaceutical industry is very competitive. We compete with the original manufacturers of the brand-name equivalents of our generic products, other generic drug manufacturers (including brand-name manufacturers that also manufacture generic drugs) and manufacturers of new drugs that may compete with our generic drugs. We believe that, based on retail sales, we rank within the top 15 generic pharmaceutical companies in the United States that produce solid oral products. Certain of our competitors have greater financial, production and research and development resources and substantially greater name recognition than we have.

    Our primary competitors include Alpharma, Inc., Geneva
Pharmaceuticals, Inc., IVAX Corporation, Mylan Laboratories Inc., Teva Pharmaceuticals Industries Limited and Watson Pharmaceuticals, Inc.

    We believe the primary factors driving competition in the generic pharmaceutical industry are price, product development, timely FDA approval, manufacturing capabilities, product quality, customer service and reputation. We believe we compete favorably with respect to each of these factors. Price is a key competitive factor in the generic pharmaceutical business. To compete effectively on the basis of price and remain profitable, a generic drug manufacturer must manufacture its products in a cost-effective manner. Our management approach, particularly our emphasis on cross-functional responsibilities and teamwork, enables us to integrate the various steps of our product development process. We believe the success of our integrated approach to product development, our knowledge of the raw materials market and our recently acquired manufacturing facility in Wilson, North Carolina enable us to compete with our competitors effectively based on price. Additionally, we must maintain an adequate level of inventories to meet customer demands. We believe we compete effectively with respect to inventory levels. The competition we experience varies among the markets and classes of customers.

    Other competitive factors affecting our business include the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions, which are able to extract price discounts on pharmaceutical products. As the influence of these entities continues to grow, we may continue to face pricing pressure on the products we sell.

SEASONALITY

    Our business, taken as a whole, is not materially affected by seasonal factors.

ENVIRONMENT

    We believe that our operations comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to accurately predict the future costs associated with environmental compliance and potential compliance with environmental laws, any compliance is not expected to require significant capital expenditures and has not had, and is not presently expected to have, a material adverse effect on our earnings or competitive position.

    With respect to environmental clean-up liability, we are in the process of evaluating an inquiry we recently received from the United States Environmental Protection Agency, or EPA, concerning our relationship as a possible successor to a party that may be among a substantial number of parties liable for cleanup of the Mattiace Petrochemical Superfund site, a contaminated site currently being addressed by EPA at a cost estimated by the EPA to be approximately
$36 million. Based on information available at this time, we do not expect this matter to require significant capital expenditures or have a material adverse effect on our earnings or competitive position.

EMPLOYEES

    As of March 31, 2002, we employed 355 persons, 249 of whom work at our corporate headquarters and manufacturing facility in Laurelton, New York and 106 of whom work at our new manufacturing facility in Wilson, North Carolina. The production and maintenance employees at our manufacturing facility in Laurelton, New York, are represented by the Drug, Chemical, Cosmetic, Plastics and Affiliated Industries Warehouse Employees Local 815, affiliated with the International Brotherhood of

Teamsters, Chauffeurs, Warehousemen and Helpers of America under a labor contract that expires in November 2002. We believe that our relations with our employees are good and we have no history of work stoppages.

MANUFACTURING AND FACILITIES

    We operate from our 115,000 square foot corporate headquarters in Laurelton, New York, which accommodates manufacturing, sales and distribution, and our 275,000 square foot new manufacturing, distribution and research facility in Wilson, North Carolina which we purchased in December 2000, both of which we own. We currently manufacture most of our products at our Laurelton facility but are in the process of shifting a large volume of our production to our new Wilson facility.

    The approximate capacity of each of our Laurelton and Wilson facilities is as follows:

                                                                               CURRENT
                                                        CAPACITY         FACILITY UTILIZATION
                                                  --------------------   --------------------
Laurelton.......................................  1 billion tablets      100% tablets
                                                  0.5 billion capsules    70% capsules

Wilson..........................................  1.7 billion tablets    20% tablets
                                                  0.7 billion capsules     9% capsules

    As of April 30, 2002, the FDA has approved the following products for manufacturing at our Wilson facility:

PRODUCT                                                             DOSAGE(S)
-------                                                     -------------------------
Amiodarone Hydrochloride Tablets..........................  200 mg
                                                            0.5 mg, 1.0 mg and
Bumetanide Tablets, USP...................................  2.0 mg
Diphenhydramine Hydrochloride Capsules, USP...............  25 mg and 50 mg
Fluvoxamine Maleate Tablets...............................  100 mg
Labetalol Hydrochloride Tablets, USP......................  200 mg
Metformin Hydrochloride Tablets...........................  500 mg
Oxaprozin Tablets.........................................  600 mg
Sotalol Hydrochloride Tablets.............................  80 mg

    As of April 30, 2002, the FDA had not declined to approve any of our applications for site transfer to our Wilson facility. In January 2002, the FDA performed a pre-approval/cGMP inspection of our Wilson facility. No Form 483 was issued at the end of the inspection.

    Our research and development team operates out of our Wilson facility. We believe that our facilities are suitable for our business and will be adequate to meet our current needs. In addition, our Wilson facility may be expanded if required.

    Our Cyclosporine capsules are manufactured by a third-party producer who specializes in the manufacture of soft-gel capsules.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Set forth below is certain information concerning our executive officers and directors as of April 30, 2002:

NAME                                  AGE      POSITION(S)
----                                --------   -----------
Bernhard Hampl, Ph.D..............     52      President, Chief Executive Officer and Director
Thomas Strungmann, Ph.D. .........     52      Chairman of the Board of Directors
William F. Holt...................     58      Vice President, Finance, Secretary, Treasurer and
                                               Chief Financial Officer
Frank J. Della Fera, R.Ph.........     44      Vice President, Sales and Marketing
Sadie M. Ciganek..................     51      Vice President, Regulatory Affairs
Pranab K. Bhattacharyya, Ph.D. ...     63      Vice President, Quality Management and Analytical
                                                 Services
David H. Gransee..................     50      Controller and Assistant Secretary
William B. Eversgerd..............     60      Vice President, Plant Facilities
Jeffrey S. Bauer, Ph.D. ..........     40      Vice President, Business Development
Matthias E. M. Hoth, Ph.D. .......     46      Vice President, Operations
Leon Shargel, Ph.D., R.Ph.........     60      Vice President, Biopharmaceutics
Frank F. Beelitz..................     58      Director

    BERNHARD HAMPL, PH.D. has served as our Chief Executive Officer since October 1995 and a Director since September 1995. In January 1996, Dr. Hampl became our President. From May 1995 to October 1995, Dr. Hampl was employed by Hexal AG to evaluate the possibility of establishing a U.S. subsidiary. From April 1980 until May 1995, Dr. Hampl held various positions with both Cyanamid GmbH and its business unit Durachemie GmbH, including Department Head of Research and Development, where he was responsible for research and development activities in Germany for the medical, agricultural and veterinary business of Cyanamid GmbH; Technical Director, where he was responsible for quality, manufacturing, logistics, research and development; and Plant Director.
Dr. Hampl was significantly involved in an internal task force formed to restructure the European operations of Cyanamid GmbH. Dr. Hampl received his Bachelor's Degree in Pharmaceutical Sciences and a Ph.D. in Pharmaceutical Chemistry from Ludwig Maximillian University of Munich.

    THOMAS STRUNGMANN, PH.D. has served as our Chairman of the Board since September 1995. Dr. Strungmann co-founded Hexal AG in 1986 and has served as its Co-Chief Executive Officer and Co-President since then. Dr. Strungmann served as Chief Executive Officer of Durachemie GmbH. Dr. Strungmann received a B.S. degree in economics from the University of Munich and a Ph.D. from the University of Augsburg, Germany.

    WILLIAM F. HOLT has served as our Vice President, Finance, Secretary, Treasurer and Chief Financial Officer since November 1995. Prior to joining us, Mr. Holt was Chief Financial Officer for Pavion Limited and Yorx
International, Inc., and held a variety of financial positions with American Cyanamid Company. Earlier, he was an audit manager with Coopers & Lybrand.
Mr. Holt received a B.S. degree from Seton Hall University.

    FRANK J. DELLA FERA, R.PH. has served as our Vice President, Sales and Marketing since October 1996. Prior to joining us, Mr. Della Fera held several positions in the field of sales and marketing, including the position of Senior Regional Sales Director for Dura Pharmaceuticals, Inc. from November 1990 to October 1996. Mr. Della Fera served in management and business development capacities for Ben Venue Laboratories, Inc. and American Regent
Laboratories Inc. He began his career with Eli Lilly and Company as a field sales representative and was promoted to Hospital Sales Specialist during his tenure. Mr. Della Fera received a B.S. degree in Pharmacy from the College of Pharmacy, St. John's University.

    SADIE M. CIGANEK has served as our Vice President, Regulatory Affairs since August 1995. From May 1993 to August 1995, Ms. Ciganek served as our Director, Quality Assurance. Prior to joining us, Ms. Ciganek held positions with American Cyanamid Company in the area of clinical supplies, including Manager, Global Clinical Supplies, from August 1982 to May 1993. Ms. Ciganek received a B.S. degree in chemistry from Slippery Rock University.

    PRANAB K. BHATTACHARYYA, PH.D. has served as our Vice President, Quality Management and Analytical Services since August 1996. From September 1995 to August 1996, Dr. Bhattacharyya served as our Vice President, Quality Management. Dr. Bhattacharyya has over 25 years of experience in the pharmaceutical industry in quality control, compliance and regulatory submissions. Prior to joining us, Dr. Bhattacharyya was employed with Hoffmann-LaRoche Inc. for twenty years where he served in several managerial positions in pharmaceutical research and quality control. Dr. Bhattacharyya received a B.S. and M.S. degree in Physics from Calcutta University, India and a Ph.D. in Physical Chemistry from Columbia University.

    DAVID H. GRANSEE has served as our Controller and Assistant Secretary since our inception in 1992. Prior to joining us, Mr. Gransee had over 15 years of financial experience, including positions with Arthur Andersen & Co. as a Staff Auditor and with IC Industries. At IC Industries, Mr. Gransee held positions in the Corporate Audit Department as well as management positions with its multi-national subsidiary Abex Corporation. Mr. Gransee is a Certified Public Accountant and received a B.S. degree in accounting from DePaul University.

    WILLIAM B. EVERSGERD has served as one of our Vice Presidents since our inception in 1992 and has served as our Vice President, Plant Facilities since December 1995. Prior to joining us, Mr. Eversgerd had over 20 years of experience in various areas of the pharmaceutical industry. Mr. Eversgerd received a B.S. degree from Southern Illinois University.

    JEFFREY S. BAUER, PH.D. has served as our Vice President, Business Development since December 2001. Dr. Bauer served as Director, R&D/Strategic Development for IVAX Pharmaceuticals, Inc. from January 2001 to December 2001. From November 1998 to January 2001, he was Director, Technical Affairs for Zenith Goldline Pharmaceuticals, Inc. (a wholly owned subsidiary of IVAX Corporation). Dr. Bauer was Vice President, Active Pharmaceutical Ingredients for IVAX Corporation from 1997 to November 1998. Dr. Bauer held positions with Applied Analytical Industries, Inc. from January 1994 to December 1997, including most recently the position of Technical Director, New Business Development. Dr. Bauer received a B.S. degree in Biology from Tufts University, a M.S. degree in Forensic Toxicology from Duquesne University and a Ph.D. in Pharmacology from the University of North Carolina at Chapel Hill.

    MATTHIAS E.M. HOTH, PH.D. has served as our Vice President, Operations since November 2001. Dr. Hoth served as Operations Director for BASF Pharma from September 1999 to September 2001. From February 1997 to September 1999,
Dr. Hoth served as Operations Director at Bayer S.A. In these positions,
Dr. Hoth was responsible for plant operations, logistics and quality assurance. Mr. Hoth received a degree in Pharmacy from the University of Bonn, Germany and a Ph.D. in Pharmaceutical Technology from the University of Bonn.

    LEON SHARGEL, PH.D., R.PH. has served as our Vice President, Biopharmaceutics since April 2001. Dr. Shargel has been an Adjunct Associate Professor in the Department of Pharmaceutical Sciences at the University of Maryland since July 1995. Prior to joining us, Dr. Shargel was Vice President and Technical Director with the National Association of Pharmaceutical Manufacturers from November 1997 to April 2001. From April 1996 to
November 1997, Dr. Shargel was Senior Research Pharmacist at Johns Hopkins Bayview Medical Center. Dr. Shargel has written over 100 publications including several textbooks in pharmacy. Dr. Shargel received a B.S. in Pharmacy from the University of Maryland and a Ph.D. degree in Pharmacology from the George Washington University Medical Center.

    FRANK F. BEELITZ has been a Director since February 2002. Mr. Beelitz has been the General Partner of Beelitz & Cie., an investment banking advisory firm, since July 2000. Mr. Beelitz was a Managing Director of Lehman Brothers Inc. and was a member of the management board and co-head of Lehman Brothers Bankhaus AG from July 1993 to July 2000. Prior to joining Lehman Brothers Inc., Mr. Beelitz was a Managing Director with Salomon Brothers Inc. and a member of the management board and co-head of Salomon Brothers AG for seven years.
Mr. Beelitz received a degree in banking from Bethmann Schule and received a Certificat d'Etudes Francaises from the Universite de Grenoble, France.

COMPOSITION OF THE BOARD OF DIRECTORS

    Upon the closing of this offering, our board of directors will be divided into three staggered classes of directors of the same as or nearly the same number, each of whose members will serve for a three-year term as follows:

    - our Class I director will be Frank F. Beelitz;

    - our Class II director will be Thomas Strungmann, Ph.D.; and

    - our Class III director will be Bernhard Hampl, Ph.D.

    At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the Annual Meeting of Stockholders to be held during years 2003 for Class I directors, 2004 for Class II directors and 2005 for Class III directors.

    Each officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

    Subsequent to the closing of this offering, at least two additional independent directors will be elected to our board of directors.

DIRECTOR COMPENSATION

    During the year ended December 31, 2001, members of the board of directors received no directors' fees. We are obligated to reimburse the members of the board of directors for all reasonable expenses incurred in connection with their attendance at directors' meetings. No director made any claim for reimbursement in fiscal year 2001. Following this offering, members of the board of directors who are neither our officers nor employees will receive $4,000 per meeting plus reasonable expenses incurred in connection with their attendance at directors' meetings. Directors who are also our officers or employees will not receive compensation for their services as directors.

COMMITTEES OF OUR BOARD OF DIRECTORS

    Subsequent to the completion of this offering, our board of directors will have an audit committee comprised solely of independent directors. The primary functions of the audit committee will include:

    - recommendations to our board of directors regarding the appointment of independent auditors;

    - discussion with our independent auditors regarding their audit procedures, including the proposed scope of the audit, the audit results and the related management letters;

    - review of the audit results and related management letters;

    - conducting such other reviews as the audit committee deems appropriate and to make reports and recommendations to our board within the scope of its functions;

    - review and discussion of our quarterly financial statements with our management and our outside auditors; and

    - ensurance of our ongoing compliance with legal requirements and accounting standards.

    Subsequent to the completion of this offering, our board of directors will also have a compensation committee. A majority of the compensation committee will consist of independent directors who will be nominated and elected when this offering is completed. The primary functions of the compensation committee will include:

    - review of our general compensation strategy;

    - recommendations for approval by our board of directors of compensation and benefits programs for our executive officers; and

    - review of the terms of employment between Eon Labs and any executive officer or key employee.

    Our board of directors may from time to time establish other committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    We do not currently have a compensation committee. After this offering, our board of directors will have a compensation committee consisting of a majority of independent directors.

EXECUTIVE COMPENSATION

    The following table sets forth summary information concerning the total compensation awarded to or earned in the year ended December 31, 2001 by our Chief Executive Officer and by each of our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000. We refer to these persons as our "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                                                      ------------
                                                 ANNUAL COMPENSATION                   SECURITIES
                                                 -------------------    ALL OTHER      UNDERLYING
                                                  SALARY     BONUS     COMPENSATION     OPTIONS
NAME AND PRINCIPAL POSITION                        ($)        ($)          ($)           (#)(1)
---------------------------                      --------   --------   ------------   ------------
Bernhard Hampl, Ph.D. .........................   281,685    450,000      5,100(2)       748,500
  President and Chief Executive Officer
William F. Holt................................   168,708     95,000      5,100(2)       325,500
  Vice President Finance, Secretary, Treasurer
    and Chief Financial Officer
Frank J. Della Fera, R.Ph......................   172,708    110,000      5,100(2)       300,000
  Vice President, Sales and Marketing
Sadie M. Ciganek...............................   137,816     45,000      4,995(2)        87,000
  Vice President, Regulatory Affairs
Pranab K. Bhattacharyya, Ph.D..................   137,816     45,000      4,871(2)       102,000
  Vice President, Quality Management and
    Analytical Services

------------------------

(1) Securities underlying options granted in 2001 reflects the number of shares of common stock underlying options that were issued upon conversion of our SAR Plan to a Stock Option Plan as of September 30, 2001. No other options were granted to our named executive officers in 2001.

(2) Consists of contributions to the named executive officer's 401(k) account.

STOCK OPTION GRANTS IN 2001

    The following table sets forth certain information concerning stock options granted during 2001 to each of our named executive officers. These figures do not represent our estimate or projection of future stock prices.

                         STOCK OPTION GRANTS IN 2001(1)

                                                     INDIVIDUAL GRANTS                         POTENTIAL REALIZED VALUE
                                ------------------------------------------------------------      AT ASSUMED ANNUAL
                                NUMBER OF    PERCENT OF TOTAL                                    RATES OF STOCK PRICE
                                SECURITIES       OPTIONS                                       APPRECIATION FOR OPTION
                                UNDERLYING      GRANTED TO      EXERCISE                               TERM($)
                                 OPTIONS       EMPLOYEES IN     PRICE PER                      ------------------------
NAME                             GRANTED           2001         SHARE($)    EXPIRATION DATE        5%           10%
----                            ----------   ----------------   ---------   ----------------   ----------   -----------
Bernhard Hampl, Ph.D. ........   261,000           13.4%           0.23      October 1, 2011   6,317,092    10,094,472
                                 300,000           15.4%           1.20      October 1, 2011   6,970,026    11,311,841
                                 187,500            9.6%           2.10      October 1, 2011   4,187,516     6,901,151

William F. Holt...............   130,500            6.7%           0.23      October 1, 2011   3,158,546     5,047,236
                                 120,000            6.1%           1.20      October 1, 2011   2,788,010     4,524,736
                                  75,000            3.8%           2.10      October 1, 2011   1,675,006     2,760,460

Frank J. Della Fera, R.Ph. ...   105,000            5.4%           0.23      October 1, 2011   2,541,359     4,060,994
                                 120,000            6.1%           1.20      October 1, 2011   2,788,010     4,524,736
                                  75,000            3.8%           2.10      October 1, 2011   1,675,006     2,760,460

Sadie M. Ciganek..............    22,500            1.2%           0.23      October 1, 2011     544,577       870,213
                                  37,500            1.9%           1.20      October 1, 2011     871,253     1,413,980
                                  27,000            1.4%           2.10      October 1, 2011     603,002       993,766

Pranab K. Bhattacharyya,
  Ph.D. ......................    30,000            1.5%           0.23      October 1, 2011     726,103     1,160,284
                                  45,000            2.3%           1.20      October 1, 2011   1,045,504     1,696,776
                                  27,000            1.4%           2.10      October 1, 2011     603,002       993,766

------------------------

(1) As of September 30, 2001, we converted our SAR Plan to a Stock Option Plan and converted all outstanding SARs to options to purchase shares of our common stock, on a one-to-one basis. All stock option grants made to our named executive officers in 2001 were the result of the conversion of previously granted SARs to options.

YEAR-END OPTION VALUES

    None of our named executive officers exercised any stock options during 2001. The following table sets forth information regarding options held by our named executive officers as of December 31, 2001. There was no public market for our common stock as of December 31, 2001. Accordingly, the fair market value on December 31, 2001 is based on the assumed initial public offering price of $15.00 per share.

                             YEAR-END OPTION VALUES

                                                    NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING OPTIONS           IN-THE MONEY OPTIONS
                                                   AT DECEMBER 31, 2001(#)     AT DECEMBER 31, 2001($)(1)
                                                 ---------------------------   ---------------------------
NAME                                             EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                             -----------   -------------   -----------   -------------
Bernhard Hampl, Ph.D. .........................    576,000        172,500       8,134,470       2,279,250
William F. Holt................................    256,500         69,000       3,639,285         911,700
Frank J. Della Fera, R. Ph. ...................    231,000         69,000       3,262,650         911,700
Sadie M. Ciganek...............................     63,300         23,700         885,645         312,480
Pranab K. Bhattacharyya, Ph.D..................     76,800         25,200       1,079,220         333,180

------------------------
(1) There was no public trading market for our common stock on December 31, 2001. Accordingly, these values have been calculated in accordance with the rules of the SEC, on the basis of an assumed initial public offering price of $15.00 minus the weighted average exercise price of $1.16 per share.

AGGREGATED SAR EXERCISES IN 2001 AND YEAR-END SAR VALUES

    The following tables shows information about the value realized on SAR exercises for each of our named executive officers during 2001. There were no SARs outstanding at December 31, 2001.

                                       NUMBER OF                    NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                    SECURITIES WITH                  UNDERLYING SARS AT             IN-THE-MONEY SARS
                                      RESPECT TO                      DECEMBER 31, 2001           AT DECEMBER 31, 2001
                                      WHICH SARS       VALUE               (#)(1)                        ($)(1)
                                    WERE EXERCISED    REALIZED   ---------------------------   ---------------------------
NAME                                      (#)           ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                ---------------   --------   -----------   -------------   -----------   -------------
Bernhard Hampl, Ph.D. ............         --              --          --             --             --             --
William F. Holt...................         --              --          --             --             --             --
Frank J. Della Fera, R.Ph. .......        500          64,000          --             --             --             --
Sadie M. Ciganek..................         --              --          --             --             --             --
Pranab K. Bhattacharyya, Ph.D. ...         --              --          --             --             --             --

------------------------

(1) As of September 30, 2001, we converted our SAR Plan to a Stock Option Plan and converted all outstanding SARs to options to purchase shares of our common stock, on a one-to-one basis.

EMPLOYMENT AGREEMENTS

    As of February 11, 2002, we entered into an employment agreement with Bernhard Hampl, Ph.D. Dr. Hampl serves as our President and Chief Executive Officer. Subject to earlier termination as described below, the employment term expires on February 11, 2005; provided, that unless we or Dr. Hampl gives written notice of nonrenewal not later than 90 days prior to the end of the term (or any extension of the term), the term will be automatically extended by one additional year. Dr. Hampl's agreement provides an annual base salary of $300,000 and annual bonus opportunity at the discretion of our board of directors.

    As of February 11, 2002, we entered into an employment agreement with William F. Holt. Mr. Holt serves as our Vice President Finance, Secretary, Treasurer and Chief Financial Officer. Subject to earlier termination as described below, the employment term expires on February 11, 2005; provided, that unless we or Mr. Holt gives written notice of nonrenewal not later than 90 days prior to the end of the term (or any extension of the term), the term will be automatically extended by one additional year. Mr. Holt's agreement provides an annual base salary of $178,000 and annual bonus opportunity at the discretion of our board of directors.

    Each of Dr. Hampl's and Mr. Holt's agreements contains the following additional provisions:

    Notwithstanding the employment term described above, Dr. Hampl's or Mr. Holt's employment will end on the earlier to occur of: (i) a termination of his employment due to his death or disability, (ii) a termination by us with or without cause and (iii) a termination by him with or without good reason.

    In the event that Dr. Hampl's or Mr. Holt's employment terminates for any reason, he will receive all accrued but unpaid compensation through the date of such termination.

    If, prior to a change in control, Dr. Hampl's or Mr. Holt's employment is terminated by us without cause (other than by reason of death or disability), or he voluntarily resigns with good reason, in addition to the amounts described in the preceding paragraph, (i) Dr. Hampl will continue to receive his base salary for a period of 18 months following the date of such termination and Mr. Holt will continue to receive his base salary for a period of 12 months following the date of such termination, (ii) he will receive a payment equal to the bonus paid (or payable if not yet paid) to him during the year prior to such termination multiplied by a fraction, the numerator of which equals the number of months of salary continuation, and the denominator of which equals 12, (iii) during the period of salary continuation, we will pay the cost of health coverage continuation as provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, and (iv) all outstanding options then held by him will immediately vest as to the number of covered shares which would otherwise have vested during the period of salary continuation, assuming no termination of employment had occurred.

    If, following a change in control, Dr. Hampl's or Mr. Holt's employment is terminated by us without cause (other than by reason of death or disability), or he voluntarily resigns with good reason, in lieu of the payments described in the preceding paragraph, he will receive (i) a lump-sum cash payment equal to two times the sum of (x) his then-current base salary and (y) the bonus paid (or payable if not yet paid) to him during the year prior to such termination,
(ii) a lump-sum payment equal to 24 times the monthly cost of health continuation coverage for his and his dependents, as provided under COBRA and as determined on the date of termination, whether or not the executive elects such COBRA coverage, and (iii) all outstanding options then held by him shall immediately vest and be fully exercisable as of the date of such termination.

    In the event that any amount or benefit paid or distributed to Dr. Hampl or Mr. Holt pursuant to his employment agreement, taken together with any amounts or benefits otherwise paid or distributed to him are or become subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, or any similar tax that may be imposed, we will pay to him such additional amount as is necessary (after taking into account all federal, state and local taxes, including any excise taxes payable as a result of the receipt of such additional amount) to place him in the same after-tax position as he would have been had no such excise tax been paid or incurred.

    Following any termination of Dr. Hampl's or Mr. Holt's employment, he will remain subject to certain restrictive covenants, including noncompetition, nonsolicitation and noninterference restrictions.

    As of February 11, 2002, we entered into employment agreements with Ms. Ciganek and Dr. Bhattacharyya. Ms. Ciganek serves as our Vice President, Regulatory Affairs and Dr. Bhattacharyya serves as our Vice President, Quality Management and Analytical Services. Subject to earlier termination as described below, the employment term expires on February 11, 2005. Each agreement provides an annual base salary of $146,000 and annual bonus opportunity in the discretion of our board of directors. Notwithstanding the employment term described above, each of Ms. Ciganek's and Dr. Bhattacharyya's employment will end on the earlier to occur of: (i) a termination of his or her employment due to his or her death or disability, (ii) a termination by us with or without cause and (iii) a voluntary resignation by him or her.

    In the event that each of Ms. Ciganek's and Dr. Bhattacharyya's employment terminates for any reason, such executive will receive all accrued but unpaid compensation through the date of such termination.

    If, prior to a change in control, each of Ms. Ciganek's and Dr. Bhattacharyya's employment is terminated by us without cause (other than by reason of death or disability), in addition to the amounts described in the preceding paragraph, (i) he or she will continue to receive his or her base salary for a period of 12 months following the date of such termination,
(ii) he or she will receive a payment equal to the bonus paid (or payable if not yet paid) to him or her during the year prior to such termination multiplied by a fraction, the numerator of which equals the number of months of salary continuation, and the denominator of which equals 12, (iii) during the period of salary continuation, we will pay the cost of health coverage continuation as provided under COBRA, and (iv) all outstanding options then held by him or her will immediately vest as to the number of covered shares which would otherwise have vested during the period of salary continuation, assuming no termination of employment had occurred.

    If, following a change in control, Ms. Ciganek's or Dr. Bhattacharyya's employment is terminated by us without cause (other than by reason of death or disability), in lieu of the payments described in the preceding paragraph, he or she will receive (i) a lump-sum cash payment equal to two times the sum of (x) his or her then-current base salary and
(y) the bonus paid (or payable if not yet paid) to him or her during the year prior to such termination, (ii) a lump-sum payment equal to 24 times the monthly cost of health continuation coverage for him or her and his or her dependents, as provided under COBRA and as determined on the date of termination, whether or not he or she elects such COBRA coverage, and (iii) all outstanding options then held by him or her shall immediately vest and be fully exercisable as of the date of such termination.

    Following any termination of Ms. Ciganek's or Dr. Bhattacharyya's employment, the executive will remain subject to certain restrictive covenants, including noncompetition, nonsolicitation and noninterference restrictions.

STOCK OPTION PLAN

    Our Stock Option Plan reserves, upon consummation of this offering, 3,000,000 shares (which amount is adjustable upon the occurrence of certain events) of our common stock for grant of nonqualified stock options (options which are not tax-qualified under Section 422 of the Code) to our employees, directors, consultants and advisors, and employees, directors, consultants and advisors of our affiliates. As a result of the conversion of our SAR Plan to a Stock Option Plan, we have granted options covering 1,951,350 shares at weighted exercise price equal to $1.16 per share as of the date of this prospectus.

    The plan is administrated by our board of directors, or a committee designated by our board of directors; provided, that upon and after the time that following our initial public offering, the committee will be comprised solely of two or more "outside directors" within the meaning of Section 162(m) of the Code and the regulations thereunder and, if practicable, each member of the committee shall be a "nonemployee director" within the meaning of the rules promulgated under Section 16(b) of the Securities Exchange Act of 1934, or the Exchange Act. The administrative committee has all the discretionary authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the plan, including but not limited to the following:

    - to determine eligibility for participation;

    - to determine the type and amount of any award granted under the plan;

    - to supply any omission, correct any defect or reconcile any inconsistency in the plan in such manner as it deems appropriate;

    - to issue administrative guidelines as an aid to administer the plan and make changes in such guidelines as it deems proper;

    - to make rules for carrying out and administering the plan and to make changes in such rules as it deems proper;

    - to determine the fair market value of shares underlying an award;

    - to accelerate the vesting of any award; and

    - to take any and all other actions it deems necessary or advisable for the proper operation or administration of the plan.

    Under the plan, the administrative committee also determines the exercise price at the time of grant; provided, that the exercise price for options will not be less than 100% of the fair market value of a share on the date of grant unless the administrative committee in its discretion and due to special circumstances determines otherwise. Options under the plan are generally granted for a ten-year term, but may terminate earlier if the employment of the option holder with us terminates before the end of the ten-year period.

    In the event of a change in control, all unexercised options granted under the plan may immediately vest. For purposes of the plan, a change in control means the occurrence of any one of the following events:

    - the acquisition of beneficial ownership by any individual, partnership or entity of 50% or more of our voting securities (other than by us); provided, however, that any acquisition shall not constitute a change in control if a majority of the holders of our voting securities immediately prior to such acquisition retain directly or through ownership of one or more holding companies, immediately following such acquisition, a majority of the voting securities entitled to vote generally in the election of directors of the successor entity;

    - consummation of a merger, consolidation, sale, disposition or other reorganization or business combination of us (other than a reincorporation of us), in each case, unless, following such applicable transaction, all or substantially all of the individuals or entities who were the beneficial owners, respectively, of our voting securities immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such applicable transaction (including, without limitation, a corporation which as a result of such transaction owns us either directly or through one or more subsidiaries);

    - the sale, liquidation or distribution of all or substantially all of our assets to a third party who is not an affiliate of us;

    - our stockholders approve a plan for the dissolution of us in accordance with applicable state law; or

    - during any period of 24 consecutive months, individuals who at the beginning of such period constitute our board of directors cease for any reason to constitute a majority thereof unless the election, or the nomination for election, by our stockholders of each director who was not a director at the beginning of the period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period.

EON SAVINGS INCENTIVE PLAN AND TRUST--401(K) PLAN

    We have established a tax-qualified employee savings and retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to reduce their current compensation by up to 15% or the statutory limit, $11,000 in 2002, whichever is less, and have us contribute the amount of this reduction to the 401(k) plan. In addition, we match a percentage of an employee's contribution that we establish from time to time. As of December 31, 2001 we had 199 employees eligible for participation in our 401(k) plan. We made matching contributions of $145,245 in 2001.

    We intend for the 401(k) plan to qualify under Section 401 of the Code so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. Our contributions, if any, will be deducted by us when made.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

REORGANIZATION

    Santo, a company organized in Germany, owns 100% of the outstanding capital stock of HPI, a Delaware corporation. Santo is under common control with Hexal AG, the second largest generic pharmaceutical company in Germany. We are partners with Hexal as a result of our joint development and technology agreements. In September 1995, HPI acquired 50% of our outstanding capital stock. In December 2000, HPI indirectly acquired the remaining 50% of our outstanding capital stock through its acquisition of 100% of the outstanding capital stock of EHI for an aggregate purchase price of $110.0 million, consisting of a non-interest bearing note in the principal amount of $50.0 million and $60.0 million in cash, plus the issuance of warrants to purchase in the aggregate five percent of our common stock on a fully diluted basis, as determined at the time of exercise. Prior to the closing of this offering, we will be combined with HPI and EHI into a single entity through a series of reorganization mergers. As a result, we will become a direct majority-owned subsidiary of Santo.

    The following are diagrams of our corporate structure (based on our outstanding capital stock) prior to and subsequent to the reorganization:

              PRE-REORGANIZATION                            POST-REORGANIZATION
              ------------------                            -------------------

                    [LOGO]                                         [LOGO]

    Following consummation of the reorganization mergers but prior to this offering, we will owe approximately $92 million of indebtedness, including accrued interest through March 31, 2002, to Hexal AG. Immediately following the closing of this offering, approximately $25.2 million of our indebtedness, including accrued interest through March 31, 2002, to Hexal AG will be converted to equity, resulting in the issuance of 1,678,561 shares of our common stock to Hexal AG. This issuance will result in Hexal AG owning approximately 3.9% of our outstanding capital stock and Santo owning approximately 70.2% of our outstanding capital stock immediately following the closing of this offering. A portion of the proceeds of this offering will be used to repay approximately $66.9 million of indebtedness, which includes accrued interest through March 31, 2002, to Hexal AG.

    HPI held certain research and development contracts which were unrelated to its business. The research and development contracts resulted in costs to HPI of $1.3 million, $1.6 million and $0.5 million in 2000, 2001 and the three month period ended March 31, 2002, respectively. Effective March 1, 2002, HPI transferred the two research and development contracts to Biosan, an entity affiliated with Santo but unrelated to us, in order to remove the contractual obligations from HPI's and, following the reorganizational mergers, our business.

    Thomas Strungmann, the Chairman of our Board of Directors and the Co-Chief Executive Officer and Co-President of Hexal AG, is an indirect significant stockholder and an executive officer of Santo, a privately held entity that owns 30,000,000 shares of our common stock, representing approximately 70.2% of our outstanding capital stock immediately following the closing of this offering. Dr. Strungmann is an indirect significant stockholder and member of the board of directors of Hexal AG, a privately held entity which prior to this offering will not own any shares of our common stock. Following the capitalization of approximately $25.2 million, including accrued interest through March 31, 2002, of our indebtedness to Hexal AG immediately following this offering, Hexal AG will own 1,678,561 shares of our common stock, representing ownership of approximately 3.9% of our outstanding capital stock immediately following the closing of this offering. Thereafter, Dr. Strungmann will be the beneficial owner of 31,678,561 shares our common stock, representing ownership of approximately 74.1% of our outstanding capital stock immediately following the closing of this offering.

TRANSACTIONS BETWEEN HEXAL PHARMACEUTICALS, INC. AND HEXAL AG

    In connection with the purchase of EHI in December 2000, HPI borrowed $60.0 million under an unsecured loan agreement with Hexal AG entered into in November 2000 with interest at a rate of 8.75% which is all outstanding.

    HPI may borrow up to a maximum amount of $20.0 million from Hexal AG pursuant to an unsecured loan agreement entered into in January 2000. As of December 31, 2001 and March 31, 2002, there was $16.9 million outstanding under the loan agreement.

    HPI owed Hexal AG an aggregate of $13.2 million and $15.2 million at December 31, 2001 and March 31, 2002, respectively, primarily representing advances and amounts accrued relating to research and development, general and administrative costs and interest expenses.

    In 1999 and 2000, HPI was charged $0.9 million and $0.2 million, respectively, by Hexal AG in connection with the transfer of product development information to HPI from Hexal AG.

    In 2000, 2001 and the three months ending March 31, 2002, HPI was a party to a research and development arrangement for which Hexal AG loaned $1.3 million, $1.6 million and $0.5 million, respectively, to HPI for the payment of its obligations. Prior to the closing of this offering, we will transfer the two research and development contracts to Biosan, an entity affiliated with Santo but unrelated to our business.

    In December 2000, Hexal AG, HPI and EHI entered into a loan agreement with several lenders, including Bayerische Hypo-Und Vereinsbank AG as agent for the lenders, under which Hexal AG was permitted to borrow up to an aggregate of $40 million. In connection with that loan agreement, HPI and EHI each entered into a guarantee agreement and a pledge and security agreement pursuant to which each of HPI and EHI, each of which was a wholly owned subsidiary of Hexal AG at that time, guaranteed payment when due under the loan agreement. Pursuant to the pledge and security agreement entered into by HPI, HPI pledged all of the capital stock of Eon Labs and EHI owned by it as collateral for such guarantee. Pursuant to the pledge and security agreement entered into by EHI, EHI pledged all of the capital stock of Eon Labs owned by it as collateral for such guarantee. Hexal AG has agreed to repay all outstanding amounts under the loan agreement upon completion of this offering and to terminate the loan agreement, the pledge and security agreements and the guarantee agreements.

TRANSACTIONS BETWEEN EON LABS, INC. AND HEXAL AG

    We borrowed $7,500,000 under an unsecured loan agreement with Hexal AG entered into in December 2000. In 2001, we repaid the loan plus interest of $156,000.

    In 2001, we sold $0.4 million of product to subsidiaries of Hexal AG. During the three months ended March 31, 2002, subsidiaries of Hexal AG returned
$0.1 million of products to us. Additionally, we sold raw materials, research materials and supplies to Hexal AG and its subsidiaries for an aggregate amount of $0.1 million in each of 2000 and 2001. We were charged $0.1 million and $0.6 million in 2000 and 2001, respectively, by Hexal AG for products and materials.

    In 2001, we reimbursed Hexal AG $0.1 million for expenses paid on our behalf.

    From time to time, we share the expenses of conducting independent bioequivalency studies with Hexal AG. The agreements to share expenses are entered into on a case-by-case basis prior to the commencement of the bioequivalency study. Expenses under this agreement were $0.1 million, $0.4 million and $0.1 million in 1999, 2000 and 2001, respectively. In 1999, we received $0.1 million from Hexal AG for studies sponsored by us.

    In March 2002, we memorialized our agreement with Hexal AG regarding Cyclosporine. Pursuant to that agreement we have been granted an exclusive and perpetual license to use patented technology from Hexal AG and pay Hexal AG a royalty based on our sales of Cyclosporine, which was developed using that licensed technology. Pursuant to that agreement's royalty arrangement, we expensed $1.1 million, $3.9 million and $1.1 million in 2000, 2001 and during the three months ended March 31, 2002, respectively.

    In March 2002, we entered into a joint development contract with Hexal AG that provides for our joint development of generic transdermal patch delivery products. Under the contract, we have the exclusive right to seek approval for and market, license or otherwise use each of the products, either now or in the future, in the United States after receiving the necessary ANDA approval for a term of five years from the date of the agreement.

    In March 2002, we entered into a technology agreement with Hexal AG that memorialized our prior relationship. Pursuant to that agreement Hexal AG cooperates with us with respect to the development, manufacture and sale in the United States of, and the sharing of certain information relating to, certain generic pharmaceutical products that Hexal AG develops. At our request, we have the right of first refusal to purchase or license from Hexal AG, at a fair and reasonable price, the U.S. sales and marketing rights with respect to any generic pharmaceutical products that Hexal AG develops. The term of this agreement is five years.

    It is our current policy that all material transactions with officers, directors, 5% stockholders and their affiliates be entered into only if they are approved by a majority of the disinterested directors, are on terms no less favorable to us than could be obtained from unaffiliated parties and are reasonably expected to benefit us.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of March 31, 2002 and as adjusted to reflect the sale of the shares of our common stock in this offering and the issuance of 1,678,561 shares of our common stock to Hexal AG upon the capitalization of approximately $25.2 million of our indebtedness, including accrued interest through March 31, 2002, for:

    - each person known by us to beneficially own more than 5% of our common stock;

    - each of our directors;

    - each of our named executive officers;

    - all of our directors and executive officers as a group; and

    - each selling stockholder.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2002 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person.

    Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 30,000,000 shares of common stock outstanding on March 31, 2002 and 42,739,629 shares of common stock outstanding after completion of this offering. This table assumes no exercise of the underwriters' over-allotment option.

                                                                                       PERCENT OF COMMON
                                                                                             STOCK
                                                          SHARES OF                    BENEFICIALLY OWNED
                                                            COMMON                  ------------------------
                                                            STOCK       NUMBER OF   BEFORE THIS   AFTER THIS
                                                         BENEFICIALLY    SHARES      OFFERING      OFFERING
NAME OF BENEFICIAL OWNER                                    OWNED        OFFERED        (%)          (%)
------------------------                                 ------------   ---------   -----------   ----------
STOCKHOLDERS OWNING APPROXIMATELY 5% OR MORE
Santo Holding (Deutschland) GmbH ......................   30,000,000          --       100.0         70.2
  Konigstrasse 1a
  70173 Stuttgart, Germany
Thomas Strungmann, Ph.D.(1) ...........................   31,678,561          --       100.0         74.1
  Industriestrasse 25, 83607
  Holzkirchen, Germany
Andreas Strungmann, M.D.(2) ...........................   31,678,561          --       100.0         74.1
  Industriestrasse 25, 83607
  Holzkirchen, Germany
DIRECTORS AND EXECUTIVE OFFICERS(3)
Bernhard Hampl, Ph.D.(4) ..............................      576,000          --         1.9          1.3
Thomas Strungmann, Ph.D.(1) ...........................   31,678,561          --       100.0         74.1
William F. Holt(4).....................................      256,500          --           *            *
Frank J. Della Fera, R.Ph.(4) .........................      231,000          --           *            *
Sadie M. Ciganek(4)....................................       63,300          --           *            *
Pranab K. Bhattacharyya, Ph.D.(4)......................       76,800          --           *            *
David H. Gransee(4)....................................       28,200          --           *            *
William B. Eversgerd(4)................................       49,200          --           *            *
Jeffrey S. Bauer, Ph.D.................................           --          --           *            *
Matthias E.M. Hoth, Ph.D...............................           --          --           *            *
Leon Shargel, Ph.D., R.Ph..............................           --          --           *            *
Frank F. Beelitz.......................................           --          --           *            *
All directors and executive officers as a group           32,959,561                   100.0         77.1
  (12 persons).........................................
SELLING STOCKHOLDERS(5)
Canaan Capital Limited Partnership.....................       40,333      40,333           *            *
Canaan Capital Offshore Limited Partnership, C.V. .....      337,114     337,114         1.1            *
Quai, Ltd. ............................................       40,333      40,333           *            *
Stephen L. Green.......................................        1,680       1,680           *            *

--------------------------
* Represents beneficial ownership of less than one percent of our common stock.

(1) Includes 30,000,000 shares issuable upon conversion of our Series A Convertible Preferred Stock held by Santo and 1,678,561 shares to be issued to Hexal AG upon the capitalization of approximately $25.2 million of our indebtedness, including accrued interest through March 31, 2002, to Hexal AG immediately following this offering. By virtue of his control of Santo and Hexal AG, Thomas Strungmann, Ph.D may be deemed to be a beneficial owner of all shares held by Santo and Hexal AG.

(2) Includes 30,000,000 shares issuable upon conversion of our Series A Convertible Preferred Stock held by Santo and 1,678,561 shares to be issued to Hexal AG upon the capitalization of approximately $25.2 million of our indebtedness, including accrued interest through March 31, 2002, to Hexal AG immediately following this offering. By virtue of his control of Santo and Hexal AG, Andreas Strungmann, M.D. may be deemed to be a beneficial owner of all shares held by Santo and Hexal AG.

(3) Unless otherwise indicated, the address of each director and executive officer is c/o Eon Labs, Inc., 227-15 North Conduit Avenue, Laurelton, New York 11413.

(4) The shares shown as beneficially owned are shares issuable upon the exercise of stock options as of or within 60 days after March 31, 2002.

(5) The address of each of the selling stockholders is c/o Canaan Partners, 105 Rowayton Avenue, Rowayton, Connecticut 06853.

                  DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF
                            INCORPORATION AND BYLAWS

GENERAL

    After this offering, our authorized capital stock will consist of 70,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. Prior to the closing of this offering, we have authorized and outstanding two classes of common stock, differing only as to voting rights, and one class of preferred stock. As of April 30, 2002, there were no shares of common stock outstanding and 30,000,000 shares of preferred stock outstanding held of record by two entities. Our non-voting common stock and preferred stock will convert into shares of a single class of common stock upon the closing of this offering. Upon the closing of this offering, after giving effect to the 30 for 1 pre-offering stock split and reclassification, we will have 42,739,629 shares of common stock and no shares of preferred stock outstanding. In addition, an aggregate 3,000,000 of shares of our common stock will be reserved for issuance under our Stock Option Plan under which options to purchase 1,951,350 shares of our common stock were outstanding as of April 30, 2002. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

    After the closing of this offering, Santo will beneficially own approximately 70.2% of our outstanding common stock. As long as Santo continues to own in the aggregate more than 50% of the outstanding shares of our common stock, it will have the power to:

    - elect our entire board of directors;

    - determine without the consent of other stockholders the outcome of certain corporate transactions or certain other matters submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets; and

    - prevent or cause a change in control.

    The interests of Santo may conflict with your interests. Their control could also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our stockholders to approve transactions that they may deem to be in their best interests.

    The following descriptions of our capital stock and provisions of our restated certificate of incorporation and bylaws are summaries of all of their material terms and provisions and are qualified by reference to our restated certificate of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the restated certificate of incorporation.

COMMON STOCK

    Upon the closing of this offering, we will be authorized to issue one class of common stock. Stockholders will be entitled to one vote for each share of our common stock held of record on all matters on which stockholders are entitled or permitted to vote. Our common stock will not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of our common stock voting for the election of directors can elect all the directors standing for election. Holders of our common stock will be entitled to receive dividends out of legally available funds when, as and if declared from time to time by our board of directors. See "Dividend Policy."

    In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then outstanding preferred stock. Our common stock will have no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions in our restated certificate of incorporation. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. The outstanding shares of our common stock will be fully paid and nonassessable.

UNDESIGNATED PREFERRED STOCK

    Upon the closing to this offering, all outstanding shares of our Series A convertible preferred stock will be converted into shares of common stock. Under our restated certificate of incorporation, upon the closing of this offering our board of directors will have the authority, without action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our voting common stock until our board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

WARRANTS

    As of April 30, 2002, 15 investors held outstanding warrants to purchase in the aggregate five percent of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants. The exercise price of the warrants is equal to $0.01 per share. Upon the closing of this offering, the warrantholders automatically will be deemed to have made a cashless exercise and will be issued shares of our common stock.

REGISTRATION RIGHTS

    Under the terms of a warrant agreement, dated as of December 5, 2000, among us and the holders of warrants which will be deemed exercised upon the closing of this offering, we granted the warrantholders certain registration rights with respect to our common stock.

    The warrant agreement grants the warrantholders "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act, the warrantholders may require us to include all or a portion of their registerable securities in the registration and in any related underwriting. The registration rights of each warrantholder terminate on the earlier of (i) the date on which all shares of common stock held by the warrantholder upon conversion of the underlying warrants may be sold under Rule 144(k) under the Securities Act, and (ii) two years after the closing of our initial public offering.

    In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

DESCRIPTION OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW

    A number of provisions in our restated certificate of incorporation and bylaws and under the Delaware General Corporation Law may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. The provisions are intended to:

    - enhance the likelihood of continuity and stability in the composition of our board of directors;

    - discourage some types of transactions that may involve an actual or threatened change in control of us;

    - discourage various tactics that may be used in proxy fights;

    - ensure that our board of directors will have sufficient time to act in what the board believes to be in the best interest of us and our stockholders; and

    - encourage persons seeking to acquire control of us to consult first with our board to negotiate the terms of any proposed business combination or offer.

CLASSIFIED BOARD OF DIRECTORS

    Our restated certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors. Our restated certificate of incorporation and bylaws also provide that the board of directors shall be divided into three classes of directors of the same or nearly the same number. The members of each class of directors will serve for staggered three-year terms. In accordance with the Delaware General Corporation Law, directors serving on classified boards or directors may only be removed from office for cause. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. Subject to the right of the holders of any outstanding class or series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors, or by the sole remaining director, or by the stockholders if the vacancy was caused by removal of the director by the stockholders. The provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

STOCKHOLDER MEETINGS AND PROPOSALS

    Our bylaws provide that special meetings of stockholders generally can be called only by the chairman of the board, the chief executive officer, or our board of directors. There are advance notice procedures for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual stockholder meetings. In general, notice of intent to nominate a director or raise business at annual meetings must be received by us not less than 90 or more than 120 days before the meeting. The notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. These provisions may preclude a nomination for the election of directors or preclude the conduct of business at a particular annual meeting if the proper procedures are not followed. Furthermore, these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company, even if the conduct of the solicitation or attempt might be beneficial to us and our stockholders.

STOCKHOLDER ACTION

    Our restated certificate of incorporation does not allow stockholders to act by written consent without a meeting from and after the date that Santo and its affiliates own less than 40% of the outstanding shares of our common stock. The effect of this provision is to restrict stockholders' ability to circumvent the notice requirements relating to an annual or special meeting.

LIMITATION ON LIABILITY OF DIRECTORS AND INDEMNIFICATION

    Our restated certificate of incorporation limits our directors' liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

    - any breach of the director's duty of loyalty to us or our stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - dividends or other distributions of our corporate assets that are in contravention of restrictions in Delaware law, our amended and restated certificate of incorporation, bylaws or any agreement to which we are a party; and

    - any transaction from which a director derives an improper personal benefit.

    These provisions will generally not limit liability under state or federal securities laws. The effect of these provisions is to eliminate our rights and the rights of our stockholders, through stockholder derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

    Our restated certificate of incorporation and bylaws also contains provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which such persons may be entitled.

    In addition, we maintain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

    At present there is no pending litigation or proceeding involving any director or officer, as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

BUSINESS COMBINATIONS UNDER DELAWARE LAW

    We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

    - the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained that status;

    - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

    - on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

    Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

    American Stock Transfer & Trust Company is our transfer agent and registrar.

NASDAQ NATIONAL MARKET LISTING

    We have applied to have our common stock approved for quotation on The Nasdaq National market under the trading symbol "ELAB."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock. After this offering is completed, the number of shares available for future sale into the public markets will be subject to legal and contractual restrictions, some of which are described below. The lapsing of these restrictions will permit sales of substantial amounts of our common stock in the public market or could create the perception that these sales could occur, which could adversely affect the market price for our common stock. These factors could also make it more difficult to raise funds through future offerings of common stock.

    After this offering, 42,739,629 shares of common stock will be outstanding, or 44,209,629 shares if the underwriters exercise their over-allotment option in full. Of these shares,

    - the 9,800,000 shares sold in this offering, plus any shares issued upon exercise of the underwriters over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act; and

    - the remaining 32,939,629 shares of common stock will be outstanding after this offering are "restricted securities" within the meaning Rule 144.

    Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our Stock Option Plan and, as a result, all shares of common stock acquired upon exercise of stock options granted under this plan will also be freely tradable under the Securities Act unless purchased by our affiliates.

    Restricted securities generally may be sold only if they are registered under the Securities Act or are sold under an exemption from registration, including the exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described in "Underwriting", shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed holding period under Rule 144.

    Santo, Hexal, our officers and directors, who together beneficially own 32,959,561 shares of our common stock, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

    Our warrantholders (other than the selling stockholders), who together own 1,261,068 shares of our common stock have agreed, pursuant to the warrant agreement, that they will not sell or otherwise transfer or dispose of any of our common stock held by them (other than the shares included in this offering) for a period of 180 days after the date of this prospectus.

    Upon effectiveness, as a result of these "lock-up" agreements and the rules under the Securities Act, none of the restricted shares will be available for sale in the public market. Subject in most cases to volume and other restrictions under Rule 144, 32,939,629 shares will be eligible for sale under Rule 144, 180 days after the effective date.

    Some of our securityholders have the right to require us to register shares of common stock for resale in some circumstances. In general, under Rule 144 as currently in effect, any person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted securities for at least one year, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:

    - 1% of the then outstanding shares of our common stock, which will equal approximately 427,396 shares upon completion of this offering; or

    - the average weekly reported trading volume of our common stock on the Nasdaq during the four calendar weeks preceding the date on which notice of sale is filed with the Securities and Exchange Commission.

See "Description of Capital Stock--Registration Rights."

    Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under
Rule 144 and subject to volume limitations, many of the restricted shares will be eligible for sale beginning 180 days after the date of the final prospectus, and the remaining restricted shares will become salable at various times thereafter.

    A person who is not deemed an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not affiliate, would be entitled to sell shares following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

    Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act may be relied upon for the resale of our common stock originally issued by us before the date of this prospectus to our employees, directors, officers, consultants or advisers under written compensatory benefit plans, including our stock option plans, or contracts relating to the compensation of these persons. Shares of common stock issued in reliance on Rule 701 are "restricted securities" and, beginning
90 days after the date of this prospectus, may be sold by non-affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one-year holding period, in each case subject to the lock-up agreements described in "Underwriting."

                     CERTAIN FEDERAL INCOME AND ESTATE TAX
              CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

    The following is a summary of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by non-U.S. holders. As used herein, "non-U.S. holder" means any person or entity that holds our common stock, other than:

    - an individual citizen or resident of the U.S.;

    - a corporation or partnership created or organized in or under the laws of the U.S., or of any state of the U.S. or the District of Columbia, other than any partnership treated as foreign under U.S. Treasury Regulations;

    - an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

    - in general, a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust.

    The summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations of each, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. We assume in the summary that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally property held for investment). This summary is for general information only. It does not address aspects of U.S. federal taxation other than income and estate taxation. This summary does not discuss all the tax consequences that may be relevant to a non-U.S. holder in light of the holder's particular circumstances (for instance, insurance companies, tax-exempt organizations, pension funds, broker- dealers, and financial institutions), nor does it consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies", corporations that accumulate earnings to avoid U.S. federal income tax, owners of more than 5% of our common stock and certain U.S. expatriates). In addition, this summary does not address any state, local, or foreign tax considerations that may be relevant to a non-U.S. holder's decision to purchase shares of our common stock.

    PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES, AS WELL AS OTHER U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES, AND THE NON-U.S. TAX CONSEQUENCES, TO THEM OF OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

INCOME TAX

DIVIDENDS

    We do not have a present intention to pay dividends on shares of our common stock. In general, however, dividends we pay to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate on the gross amount (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with such a U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal

Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the repatriation or deemed repatriation from the U.S. of its "effectively connected earnings and profits," subject to certain adjustments and exceptions. Under applicable Treasury Regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

DISPOSITION OF OUR COMMON STOCK

    Generally, non-U.S. holders will not be subject to U.S. federal income tax, or withholding thereof, in respect of gain recognized on a disposition of our common stock unless:

    - the gain is effectively connected with the holder's conduct of a trade or business within the U.S., or if a tax treaty applies, is attributable to a permanent establishment or fixed base of the holder in the U.S.; in any such case gain will be subject to regular graduated U.S. income tax rates and the branch profits tax described above may also apply if the non-U.S. holder is a corporation;

    - in the case of a non-U.S. holder who is a non-resident alien individual and holds our common stock as a capital asset, the holder is present in the U.S. for 183 or more days in the taxable year of the sale and other conditions are met;

    - we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes and certain other conditions are met; we do not believe we are or have been a United States real property holding corporation and do not expect to become one in the future; or

    - the holder is subject to tax pursuant to U.S. federal income tax provisions applicable to certain U.S. expatriates.

ESTATE TAX

    If an individual non-U.S. holder owns, or is treated as owning, our common stock at the time of his or her death, such stock would generally be includable in the individual's gross estate for U.S. federal estate tax purposes. In such case, our common stock may be subject to U.S. federal estate tax imposed on the estates of nonresident aliens, in the absence of a contrary provision contained in an applicable estate tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends that we paid to a holder, and the amount of tax that we withheld on those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides or is established.

    Dividends paid on our common stock to a non-U.S. holder will generally be subject to backup withholding tax at a 30% rate if the holder fails to establish an exemption or to furnish other information (which is generally provided by furnishing a properly executed IRS Form W-8BEN or any successor form).

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
    Payments of proceeds from the sale of our common stock by a non-U.S. holder made to or through a U.S. office of a broker are generally subject to both information reporting and backup withholding tax unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption (for example, that it is a corporation). Payments of proceeds from the sale of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, payments made to or through certain non-U.S. offices, including the non-U.S. offices of a U.S. broker and foreign brokers with certain types of connections to the U.S., are generally subject to information reporting, but not backup withholding, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption.

    Backup withholding is not an additional tax. A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS.

    Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation, including the availability of an exemption from such requirements and the procedures for obtaining such an exemption.

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
                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting
agreement dated       , we and the selling stockholders have agreed to sell to
the underwriters named below, for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Banc of America Securities LLC and CIBC World Markets Corp. are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER OF
                        UNDERWRITER                              SHARES
                        -----------                            ---------
Credit Suisse First Boston Corporation......................

Goldman, Sachs & Co.........................................

Banc of America Securities LLC..............................

CIBC World Markets Corp.....................................

    Total...................................................

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to       additional shares at the initial public offering price
less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

    The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                                     PER SHARE                           TOTAL
                                          -------------------------------   -------------------------------
                                             WITHOUT            WITH           WITHOUT            WITH
                                          OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                          --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by us............................
Expenses payable by us..................
Underwriting Discounts and Commissions
  paid by selling stockholders..........
Expenses payable by the
  selling stockholders..................

    The representatives have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered. Pursuant to our warrant agreement with the selling stockholders, all of the offering expenses will be paid by us.

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

    Santo, Hexal, our officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. Our warrantholders have agreed, pursuant to the warrant agreement, that they will not sell or otherwise transfer or dispose of any of our common stock held by them (other than the shares included in this offering) for a period of 180 days after the date of this prospectus.

    The underwriters have reserved for sale at the initial public offering price up to 490,000 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

    We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

    We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market.

    In connection with this listing of the common stock on The Nasdaq Stock Market's National Market, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners.

    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us, the selling stockholder and the representatives and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

    - the information in this prospectus and otherwise available to the representatives;

    - market conditions for initial public offerings;

    - the history and the prospects for the industry in which we will compete;

    - our past and present operations;

    - our past and present earnings and current financial position;

    - the ability of our management;

    - the prospects for our future earnings;

    - the present state of our development and our current financial condition;

    - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

    - the general condition of the securities markets at the time of this offering.

    We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

    In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be affected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

    A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members, if any, for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the selling stockholders and the dealer from whom the purchase confirmation is received that:

    - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

    - where required by law, that the purchaser is purchasing as principal and not as agent, and

    - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION--ONTARIO PURCHASERS ONLY

    Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

    All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under the relevant Canadian legislation.

                                 LEGAL MATTERS

    Willkie Farr & Gallagher, New York, New York will pass on the validity of the common stock offered by this prospectus for us. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will pass on legal matters relating to this offering for the underwriters.

                                    EXPERTS

    The financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-1 with the Securities and Exchange Commission, or SEC, for the stock we are offering by this prospectus. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

    You can read our SEC filings, including this registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

      INDEX TO THE FINANCIAL STATEMENTS OF EON LABS, INC. AND SUBSIDIARIES

                                                                PAGE
                                                              --------
AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND
  2001 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
  DECEMBER 31, 2001.........................................

Report of Independent Accountants...........................     F-2

Consolidated Balance Sheets as of December 31, 2000 and
  2001......................................................     F-3

Consolidated Statements of Income for the years ended
  December 31, 1999, 2000 and 2001..........................     F-4

Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1999, 2000 and 2001..............     F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 2000 and 2001..........................     F-6

Notes to Consolidated Financial Statements..................     F-7

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF
  DECEMBER 31, 2001 AND MARCH 31, 2002 AND FOR THE THREE
  MONTHS ENDED MARCH 31, 2001 AND MARCH 31, 2002............

Condensed Consolidated Balance Sheets as of December 31,
  2001 and March 31, 2002 (Unaudited).......................    F-25

Condensed Consolidated Statements of Income for the three
  months ended March 31, 2001 and 2002 (Unaudited)..........    F-26

Condensed Consolidated Statements of Cash Flow for the three
  months ended March 31, 2001 and 2002 (Unaudited)..........    F-27

Notes to Condensed Consolidated Financial Statements........    F-28

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Eon Labs, Inc.
  (formerly Eon Labs Manufacturing, Inc.) and Subsidiaries


    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Eon Labs, Inc. (formerly Eon Labs Manufacturing, Inc.) and Subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP


New York, New York
February 22, 2002, except as to Notes 2 and 17 for which the date is
May 21, 2002.

                        EON LABS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 2001
                             (Dollars in thousands)

                                                                2000       2001
                                                              --------   --------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  $  6,378   $ 17,624
  Restricted cash in escrow.................................     1,672        877
  Accounts receivable, net of allowances of $16,328 and
    $6,882 in 2000 and 2001, respectively...................    29,617     27,290
  Inventories...............................................    18,572     31,192
  Deferred tax assets, net..................................    14,177     19,566
  Prepaid expenses and other current assets.................     2,515      4,478
  Due from related party....................................        --        200
                                                              --------   --------
    TOTAL CURRENT ASSETS....................................    72,931    101,227
Property, plant and equipment, net..........................    37,596     38,496
Goodwill and other intangible assets, net...................    85,925     78,805
Other assets................................................       451        874
                                                              --------   --------
    TOTAL ASSETS............................................  $196,903   $219,402
                                                              ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................  $  7,226   $ 10,430
  Accrued expenses and other liabilities....................    34,048     37,301
  Current portion of note payable...........................     9,132     24,400
  Loan from Hexal AG........................................     7,500         --
                                                              --------   --------
    TOTAL CURRENT LIABILITIES...............................    57,906     72,131
LONG-TERM LIABILITIES
  Deferred compensation.....................................     9,120         --
  Long-term portion of note payable.........................    24,975      2,353
  Deferred tax liabilities, net.............................    10,904      7,153
  Deferred revenue..........................................       600        660
  Loans and advances from Hexal AG..........................    81,503     90,114
                                                              --------   --------
    TOTAL LIABILITIES.......................................   185,008    172,411
                                                              --------   --------
Commitments and contingencies (Notes 10 and 13)

STOCKHOLDERS' EQUITY
  Class A, voting common stock, par value $.01 per share;
    60,000,000 authorized shares; no shares issued or
    outstanding.............................................        --         --
  Class B convertible, non-voting common stock, par value
    $.01 per share; 3,000,000 shares authorized; no shares
    issued or outstanding...................................        --         --
  Preferred stock, par value $.01 per share, Series A
    convertible; 35,000,000 shares authorized, 30,000,000
    issued and outstanding (liquidation preference of $18
    million)................................................       300        300
  Additional paid-in capital................................     5,010     26,101
  Retained earnings.........................................     6,585     22,376
                                                              --------   --------
                                                                11,895     48,777
  Less: Unearned deferred stock-based compensation..........        --     (1,786)
                                                              --------   --------
    TOTAL STOCKHOLDERS' EQUITY..............................    11,895     46,991
                                                              --------   --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............  $196,903   $219,402
                                                              ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        EON LABS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                (Dollars in thousands, except per share amounts)

                                                        PREDECESSOR           SUCCESSOR
                                                          COMPANY              COMPANY
                                                        -----------   -------------------------
                                                           1999          2000          2001
                                                        -----------   -----------   -----------
Net sales.............................................  $    77,981   $   119,693   $   165,443
Cost of sales.........................................       39,576        56,559        73,312
                                                        -----------   -----------   -----------
    GROSS PROFIT......................................       38,405        63,134        92,131
                                                        -----------   -----------   -----------
Operating expenses
Selling, general and administrative expenses:
  Amortization of goodwill and other intangibles......           --           639         7,120
  Deferred stock appreciation rights compensation.....        1,626         6,197         9,837
  Other selling, general and administrative
    expenses..........................................       18,640        20,890        25,322
Research and development expenses.....................       10,889        14,936        12,224
                                                        -----------   -----------   -----------
    TOTAL OPERATING EXPENSES..........................       31,155        42,662        54,503
                                                        -----------   -----------   -----------
    OPERATING INCOME..................................        7,250        20,472        37,628
                                                        -----------   -----------   -----------
Other income and expense
  Interest income.....................................          950         1,311           462
  Interest expense....................................          (60)       (1,892)       (9,318)
  Other income (expense), net.........................           (2)          398            44
                                                        -----------   -----------   -----------
    TOTAL OTHER (EXPENSE) INCOME......................          888          (183)       (8,812)
                                                        -----------   -----------   -----------
Income before income taxes............................        8,138        20,289        28,816
Provision for income taxes............................        3,127         9,300        13,025
                                                        -----------   -----------   -----------
    NET INCOME........................................  $     5,011   $    10,989   $    15,791
                                                        ===========   ===========   ===========
Net income per common share
  Basic...............................................  $        --   $        --   $        --
                                                        ===========   ===========   ===========
  Diluted.............................................  $       .17   $       .36   $       .49
                                                        ===========   ===========   ===========

Weighted average common shares outstanding
  Basic...............................................           --            --            --
                                                        ===========   ===========   ===========
  Diluted.............................................   30,000,000    30,120,000    32,130,729
                                                        ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                        EON LABS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                  (Dollars in thousands, except share amounts)

                                                       NUMBER
                                                      OF SHARES
                                                      SERIES A      SERIES A      NUMBER
                                                     CONVERTIBLE   CONVERTIBLE   OF SHARES               ADDITIONAL
                                                      PREFERRED     PREFERRED     COMMON      COMMON      PAID-IN     RETAINED
PREDECESSOR COMPANY                                     STOCK         STOCK        STOCK       STOCK      CAPITAL     EARNINGS
-------------------                                  -----------   -----------   ---------   ---------   ----------   --------
Balance, January 1, 1999...........................     30,000         $300            --    $     --      $33,973    $  4,058
Net income.........................................         --                         --          --           --       5,011
                                                        ------         ----      --------    ---------     -------    --------
Balance, December 31, 1999.........................     30,000          300            --          --       33,973       9,069

SUCCESSOR COMPANY
---------------------------------------------------
Reorganization of entities under common control....                                                        (33,855)    (13,473)
Issuance of warrants...............................                                                          4,892
Net income.........................................                                                                     10,989
                                                        ------         ----      --------    ---------     -------    --------
Balance, December 31, 2000.........................     30,000          300            --          --        5,010       6,585
Conversion from stock appreciation rights plan to
  stock option plan................................                                                         21,091
Amortization of unearned deferred stock-based
  compensation.....................................
Net income.........................................                                                                     15,791
                                                        ------         ----      --------    ---------     -------    --------
Balance, December 31, 2001.........................     30,000         $300            --    $     --      $26,101    $ 22,376
                                                        ======         ====      ========    =========     =======    ========


                                                       UNEARNED
                                                       DEFERRED         TOTAL
                                                     STOCK-BASED    STOCKHOLDERS'
PREDECESSOR COMPANY                                  COMPENSATION      EQUITY
-------------------                                  ------------   -------------
Balance, January 1, 1999...........................    $    --        $ 38,331
Net income.........................................                      5,011
                                                       -------        --------
Balance, December 31, 1999.........................         --          43,342
SUCCESSOR COMPANY
---------------------------------------------------
Reorganization of entities under common control....                    (47,328)
Issuance of warrants...............................                      4,892
Net income.........................................                     10,989
                                                       -------        --------
Balance, December 31, 2000.........................         --          11,895
Conversion from stock appreciation rights plan to
  stock option plan................................     (2,134)         18,957
Amortization of unearned deferred stock-based
  compensation.....................................        348             348
Net income.........................................                     15,791
                                                       -------        --------
Balance, December 31, 2001.........................    $(1,786)       $ 46,991
                                                       =======        ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        EON LABS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                             (Dollars in thousands)


                                                              PREDECESSOR      SUCCESSOR
                                                               COMPANY          COMPANY
                                                              ---------   -------------------
                                                                1999        2000       2001
                                                              ---------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................  $  5,011    $ 10,989   $ 15,791
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for accounts receivable allowances............       292      14,476     (9,446)
    Depreciation and amortization...........................     1,558       2,294     10,495
    Deferred income taxes...................................    (1,107)    (14,384)    (9,140)
    Deferred compensation...................................     1,626       6,197     10,185
    Amortization of deferred revenue........................        --          --       (215)
    Amortization of discount on note payable................        --         240      2,646
    Write-off of purchased research and development.........        --       2,450         --
    Interest paid in-kind...................................        --       1,522      6,553
    Changes in assets and liabilities:
      Accounts receivable...................................    (1,614)    (32,529)    11,773
      Inventories...........................................    (1,686)     (5,751)   (12,620)
      Prepaid expenses and other current assets.............      (737)        112     (1,963)
      Other assets..........................................      (168)       (316)      (423)
      Accounts payable......................................     1,645       1,631      3,204
      Accrued expenses and other liabilities................       856      26,396      2,867
      Deferred revenue......................................        --         750        325
                                                              --------    --------   --------
        NET CASH PROVIDED BY OPERATING ACTIVITIES...........     5,676      14,077     30,032
                                                              --------    --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures......................................    (1,599)    (27,704)    (4,275)
  Cash payments to acquire EHI..............................        --     (60,000)        --
                                                              --------    --------   --------
        NET CASH USED IN INVESTING ACTIVITIES...............    (1,599)    (87,704)    (4,275)
                                                              --------    --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on note..........................................        --     (10,000)   (10,000)
  Advances from related parties, net........................        --       1,743      2,194
  Increase (decrease) in loans payable to Hexal AG..........        --      67,500     (7,500)
  Decrease in restricted cash...............................        --          --        795
  Payments under capital lease obligation...................      (302)       (333)        --
                                                              --------    --------   --------
        NET CASH PROVIDED BY FINANCING ACTIVITIES...........      (302)     58,910    (14,511)
                                                              --------    --------   --------
        NET INCREASE (DECREASE) IN CASH AND CASH
          EQUIVALENTS.......................................     3,775     (14,717)    11,246
Cash and cash equivalents at beginning of year..............    17,320      21,095      6,378
                                                              --------    --------   --------
Cash and cash equivalents at end of year....................  $ 21,095    $  6,378   $ 17,624
                                                              ========    ========   ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for
    Interest................................................  $     60    $     39   $    899
    Income taxes............................................     5,001      15,458     23,642


    See Note 16 for other supplemental cash flow information.

  The accompanying notes are an integral part of these consolidated financial statements.

                        EON LABS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Dollars in thousands, except per share amounts)

1. NATURE OF OPERATIONS

    Eon Labs, Inc. (formerly Eon Labs Manufacturing, Inc.) and Subsidiaries (the "Company") is a generic pharmaceutical company engaged in the development, licensing, manufacturing, selling and distribution of a broad range of prescription pharmaceutical products primarily in the United States. The Company's products are sold to drug wholesalers, national drug chains and mail order accounts, as well as large HMOs. The Company operates in one business reporting segment.

2. BASIS OF PRESENTATION

    The consolidated financial statements of the Company include the accounts of Eon Labs, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

CHANGE OF COMPANY OWNERSHIP AND REORGANIZATION

    Prior to the reorganization described below, Hexal Pharmaceuticals, Inc. ("HPI"), a wholly-owned United States subsidiary of Santo Holding (Deutschland) GmbH ("Santo" or the "Parent"), which is under common control with Hexal AG, owned 50% of the outstanding capital stock of the Company. The remaining 50% was owned by Eon Holdings, Inc. ("EHI"), whose principal asset was its 50% ownership of the Company.


    Effective May 21, 2002, in conjunction with a planned initial public offering of the Company's common stock, the Company was combined with HPI and EHI into a single entity through a series of reorganization mergers. EHI was merged with and into HPI and HPI was subsequently merged with and into the Company. This reorganization was accounted for as a merger of entities under common control and the accounts of the companies were combined in a manner similar to a pooling of interests effective January 1, 2000. The consolidated financial statements for the years ended December 31, 2000 and 2001 reflect results on a combined basis and are presented as the "Successor Company." The financial statements for the year ended December 31, 1999 reflect the results of the Company prior to the reorganization and are presented as the "Predecessor Company."


    On December 5, 2000, HPI acquired all of the outstanding stock of EHI, giving HPI effective ownership of 100% of the Company. Prior to the acquisition, HPI and EHI were unrelated entities. The purchase price HPI paid for EHI was approximately $109 million consisting of $60 million in cash, which was funded through a loan from Hexal AG, $44 million in a non-interest-bearing note (net of $6.1 million discount) and warrants with an approximate value of $4.9 million at the time of issuance. The acquisition resulted in a step-up of the assets of the Company. Except for goodwill, the step-up represents 50% of the difference between historical cost and the fair value of the assets. Goodwill represents the excess of the purchase price over the fair value of 50% of the adjusted net assets acquired. The allocation of the purchase price to step-up of assets is as follows:

Inventory...................................................  $ 2,365
Property, plant and equipment...............................    2,615
Acquired in-process research and development................    2,450
Intangibles--value of existing products.....................   37,600
Intangibles--workforce......................................    1,450
Goodwill....................................................   47,514

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

2. BASIS OF PRESENTATION (CONTINUED)
    The Company expensed the in-process research and development of $2,450 and recorded deferred income taxes of $13,577 for the difference between the financial statement basis and tax basis of certain assets. The Company has recorded an increase in its deferred tax assets of $6 million representing the tax benefit of net operating losses and other temporary differences which are available for use by the Company on a consolidated basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. Restricted cash reflects cash held in an escrow account for payment of certain medicaid rebates.

INVENTORIES

    Inventories are stated at the lower of cost (on a first-in, first-out basis) or market.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets. Useful lives of property, plant and equipment are as follows: building and improvements--25 years and machinery and equipment--5 to 7 years. Expenditures for repairs and maintenance are expensed as incurred; expenditures for major renewals and betterments are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and a gain or loss on disposition is reflected in current operations. Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined using current market prices or anticipated cash flows discounted at a rate commensurate with the risks involved. Management does not believe that there are any impairments in property and equipment at December 31, 2001.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the realizability of accounts receivable including contractual allowances, rebates and chargebacks and other estimates for long-lived assets, inventories, returns and deferred tax assets. Actual results could differ from those estimates.

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits and accounts receivable.

    The Company performs periodic credit evaluations of its customers' financial condition and, generally, requires no collateral. The Company believes it mitigates its risk with respect to accounts receivable by purchasing credit insurance in varying amounts on its larger customers. For the years ended December 31, 1999, 2000 and 2001, sales to the three largest customers which each represent more than 10% of total sales were approximately 32%, 53% and 35%, respectively. The Company's three largest customers represented approximately 60% of total accounts receivable at December 31, 2001.

RELIANCE ON SUPPLIERS

    Some materials used in the Company's manufactured products are currently available only from one or a limited number of suppliers. Even when more than one supplier for a product exists, the Company at times has listed only one supplier in the Company's abbreviated new drug applications for some products. This includes products that have historically accounted for a significant portion of the Company's revenues. In the event an existing supplier named in the Company's ANDA application for a product should lose its regulatory status as an acceptable source, the Company would attempt to locate a qualified alternative; however the Company may be unable to obtain the required components or products on a timely basis or at commercially reasonable prices. Additionally, any change in a supplier not previously approved in the Company's abbreviated new drug application must then be submitted through a formal approval process with the Food and Drug Administration.

REVENUE RECOGNITION

    Revenues are recognized when the products are received by the customer, which represents the point when the risks and rewards of ownership are transferred to the customer. Discounts, rebates and contract pricing adjustments are recorded as a reduction of sales based on agreed upon terms with the Company's customers at the time of sale. The Company calculates a reserve for discounts and rebates based upon actual sales under such arrangements. Reserves for contract pricing adjustments represent the difference between the prices wholesalers are billed by the Company and the prices billed to their customers to whom the Company has given contract prices. In determining a reserve for contract pricing adjustments, the Company takes into account an estimate of the percentage of product sales subject to such pricing adjustments based on historical trends. Historical trends are adjusted for new product introductions and changes in wholesaler or contract prices.

    Shelf stock adjustments are provided following a reduction in the prices of any of the Company's products due to the competitive environment. Such adjustments are credited to the Company's customers based on their on-hand inventory quantities. Reserves are generally established when the Company reduces its prices.

    Estimates for returns, which are recorded at the time of sale, relate primarily to returns of expiring products. The Company utilizes historical trends to estimate the amount of products to be returned due to product expiration. Included in net sales in 2001 is royalty income of $2.8 million.

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RESEARCH AND DEVELOPMENT

    Research and development activities are expensed as incurred.

ADVERTISING

    Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 1999, 2000 and 2001 were approximately $0.4 million, $0.6 million and $0.4 million, respectively.

INCOME TAXES

    Deferred income taxes are recognized for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

LONG-LIVED ASSETS

    The Company accounts for the carrying values of long-lived assets and certain identifiable intangible assets by evaluating the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Management does not believe there are any impairments in long-lived assets at December 31, 2001.

STOCK APPRECIATION RIGHTS PLAN

    In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting required by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company intends to continue to account for stock-based compensation arrangements under APB Opinion No. 25. Compensation cost is measured based on the change in the value of the award and is recognized over the service period, which is usually the vesting period. Changes in the amount of the liability due to fair value changes in the stock price after the service period are compensation cost of the period in which the change occurs.

NET INCOME PER COMMON SHARE

    Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of stock options, warrants and the conversion of preferred stock. Diluted earnings per share include 30,000,000 shares of preferred stock assumed converted to common for all periods presented, the dilutive effect of stock options of 450,201 shares and the dilutive effect of warrants of 120,000 and 1,680,528 shares in 2000 and 2001, respectively.

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SHIPPING AND HANDLING COSTS

    The Company classifies shipping and handling costs as part of selling, general and administrative expenses. Shipping and handling costs were $1.0 million, $1.3 million and $1.8 million in 1999, 2000 and 2001, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

    In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations to be accounted for under the purchase method of accounting. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for under the purchase method of accounting for which the date of acquisition is July 1, 2001 or later.

    In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but evaluated annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company's value of existing products are intangible assets with finite lives that are being amortized over 10 years. The Company's goodwill and workforce intangibles are currently amortized over 15 and 5 year lives, respectively, and will not continue to be amortized after 2001.

    In October 2001, the Financial Accounting Standards Board issued SFAS
No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect SFAS No. 144 to have a material impact on the measurement of its long-lived assets.

4. INVENTORIES

    Inventories consist of the following:

                                                               DECEMBER 31,
                                                            -------------------
                                                              2000       2001
                                                            --------   --------
Raw material..............................................  $ 8,084    $16,909
Work-in-process...........................................    3,364      6,026
Finished goods............................................    7,124      8,257
                                                            -------    -------
                                                            $18,572    $31,192
                                                            =======    =======

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

5. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following:

                                                               DECEMBER 31,
                                                            -------------------
                                                              2000       2001
                                                            --------   --------
Land......................................................  $ 2,711    $ 2,711
Buildings and improvements................................   24,288     25,417
Machinery and equipment...................................   20,612     23,633
                                                            -------    -------
                                                             47,611     51,761
Less accumulated depreciation and amortization............   10,015     13,265
                                                            -------    -------
                                                            $37,596    $38,496
                                                            =======    =======

    In December 2000, the Company purchased a new solid/oral dosage facility, consisting of land, buildings and equipment, located in Wilson, NC for approximately $25.8 million. The facility will allow the Company to expand its manufacturing capacity to meet future growth plans. The Company plans to commence operations at the facility immediately and expects it to be fully operational in two to three years. The purchase price was funded from available cash on hand.

    Depreciation expense was $1.6 million, $1.7 million and $3.4 million in 1999, 2000 and 2001, respectively.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill and other intangible assets consist of the following components:

                                                                         DECEMBER 31,
                                                          ESTIMATED   -------------------
                                                            LIVES       2000       2001
                                                          ---------   --------   --------
Value of existing products..............................     10       $37,600    $37,600
Workforce...............................................      5         1,450      1,450
Goodwill................................................     15        47,514     47,514
                                                                      -------    -------
                                                                       86,564     86,564
Less accumulated amortization...........................                  639      7,759
                                                                      -------    -------
                                                                      $85,925    $78,805
                                                                      =======    =======

    There was no amortization expense for the year ended December 31, 1999. Amortization expense was $0.6 million and $7.1 million in 2000 and 2001, respectively.

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

7. INCOME TAXES

    The provision for income taxes consists of the following:

                                                                    YEARS ENDED
                                                                    DECEMBER 31,
                                                           ------------------------------
                                                             1999       2000       2001
                                                           --------   --------   --------
Current:
  Federal................................................   $3,307    $ 19,706   $19,266
  State and local........................................      927       3,378     3,302
Deferred:
  Federal................................................     (918)    (11,789)   (8,146)
  State and local........................................     (189)     (1,995)   (1,397)
                                                            ------    --------   -------
                                                            $3,127    $  9,300   $13,025
                                                            ======    ========   =======

    Reconciliations between the statutory federal income tax rate and the Company's effective income tax rate are as follows:

                                                                              YEARS ENDED
                                                                              DECEMBER 31,
                                                                  ------------------------------------
                                                                    1999          2000          2001
                                                                  --------      --------      --------
Federal income tax at statutory rates.......................        35.0%         35.0%         35.0%
State and local income taxes, net of federal benefit........         3.4%          6.0%          6.0%
In-process research and development expense.................          --           4.8%           --
Non-deductible goodwill amortization........................          --            --           4.2%
                                                                    ----          ----          ----
                                                                    38.4%         45.8%         45.2%
                                                                    ====          ====          ====

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

7. INCOME TAXES (CONTINUED)

    The components of the net deferred tax asset balances (tax affected) are as follows:

                                                               DECEMBER 31,
                                                            -------------------
                                                              2000       2001
                                                            --------   --------
                                                              (IN THOUSANDS)
Current deferred tax assets
  Inventory capitalization and provisions.................  $   389    $   508
  Provision for accounts receivable allowances............   11,868     13,190
  Start-up costs..........................................      621        621
  Reserve for Medicaid rebates............................      533        820
  Other assets............................................      198        205
  Other liabilities, not currently deductible.............    1,189      4,843
                                                            -------    -------
                                                             14,798     20,187
Less valuation allowance..................................     (621)      (621)
                                                            -------    -------
    Deferred tax assets, net..............................   14,177     19,566
                                                            -------    -------
Non-current deferred income taxes
  Net operating loss carryforward.........................    3,991         --
  Property, plant and equipment...........................     (159)      (117)
  Deferred compensation...................................    3,023      7,915
  Step-up of fixed assets.................................   (1,067)      (975)
  Step-up of intangibles..................................  (16,060)   (14,212)
  Original issue discount on note payable.................     (632)       236
                                                            -------    -------
    Deferred tax liabilities, net.........................  (10,904)    (7,153)
                                                            -------    -------
    Net deferred tax assets...............................  $ 3,273    $12,413
                                                            =======    =======

    The Company has not recorded a potential deferred tax asset of $10 million representing the benefit of net operating losses of EHI which may be available for use by the Company on a consolidated basis. This benefit is pending approval by taxing authorities. Upon approval, such amounts will be recorded as a deferred tax asset with an offsetting reduction in goodwill.

8. NOTES PAYABLE

    In connection with the acquisition of EHI by HPI (see Note 2), the Company recorded the $50 million non-interest bearing note payable issued by HPI to the sellers at its estimated present value of $43.7 million.

    The $50 million Note provides for installment payments as follows:
$10 million on December 8, 2000, $10 million on December 5, 2001, $10 million on September 30, 2002, $10 million on September 30, 2003, and $10 million on December 31, 2003. A payment of $10 million was made to the sellers pursuant to the terms of the note on December 8, 2000 and December 5, 2001. The Note provides for prepayments to be applied against the last installment or installments in the event the Company's earnings before interest, taxes, depreciation and amortization (EBITDA), as defined, exceed $20 million in calendar years 2001 and 2002. If EBITDA exceeds $20 million in either calendar year,

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

8. NOTES PAYABLE (CONTINUED)
then a prepayment is required on the Note equal to 50% of the amount in excess of $20 million for such calendar year. In no event shall the aggregate prepayments required by such calculations exceed $20 million. At December 31, 2001, the Company has recorded the current portion of this financing of $24.4 million which includes a calculated prepayment of $15 million.

    In connection with the acquisition of EHI, the Company borrowed $60 million from Hexal AG, which borrowing accrues interest at a fixed rate of 8.75%.
Hexal AG also provides advances to the Company and has allowed interest to accrue. In addition, the Company has outstanding borrowings of $16,874 under a $20 million loan agreement with Hexal AG. Interest on advances is calculated at LIBOR plus 1.25%. Hexal AG has agreed not to require payment of such loans and advances in 2002.

    In December 2000, Hexal AG, HPI and EHI entered into a loan agreement with several lenders, including Bayerische Hypo-Und Vereinsbank AG as agent for the lenders, under which Hexal AG was permitted to borrow up to an aggregate of $40 million. In connection with that loan agreement, HPI and EHI each entered into a guarantee agreement and a pledge and security agreement pursuant to which each of HPI and EHI, each of which was a wholly owned subsidiary of Hexal AG at that time, guaranteed payment when due under the loan agreement. Pursuant to the pledge and security agreement entered into by HPI, HPI pledged all of the capital stock of Eon Labs and EHI, owned by it as collateral for such guarantee. Pursuant to the pledge and security agreement entered into by EHI, EHI pledged all of the capital stock of Eon Labs owned by it as collateral for such guarantee. Hexal AG has agreed to repay all outstanding amounts under the loan agreement upon the completion of this offering and to terminate the loan agreement and the pledge and security agreements.

UNSECURED LOAN FROM HEXAL AG

    On December 6, 2000, the Company entered into an unsecured loan agreement with Hexal AG that provides loans to the Company up to a maximum amount of $8 million. Either party upon three months notice can terminate the Agreement. Interest on advances is calculated based on the LIBOR rate in effect on December 31 of the preceding year plus 1.75%. On December 8 and December 11, 2000, the Company borrowed $3.0 million and $4.5 million, respectively, which was paid in 2001. This agreement has been terminated.

9. ACCRUED EXPENSES AND OTHER LIABILITIES

    Accrued expenses and other liabilities include the following:

                                                               DECEMBER 31,
                                                            -------------------
                                                              2000       2001
                                                            --------   --------
Payroll, vacation and related costs.......................  $   670    $   904
Income taxes payable......................................    6,736      5,291
Reserve for customer rebates and other allowances.........   16,366     24,352
Accrued legal costs.......................................    4,909      2,110
Other liabilities.........................................    5,367      4,644
                                                            -------    -------
                                                            $34,048    $37,301
                                                            =======    =======

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

10. COMMITMENTS

LEASE COMMITMENTS

    The Company is obligated under various non-cancelable operating leases for certain machinery, automobiles and office equipment which have terms in excess of one year. Minimum lease payments for years 2002 through 2003 are $37 and $18, respectively. For the years ended December 31, 1999, 2000 and 2001, expense under operating leases was approximately $15, $30 and $45, respectively.

LINE OF CREDIT

    On February 8, 2002, the Company entered into a three-year $25 million credit agreement, which is collateralized by accounts receivable and inventory. Interest on any borrowing under the line will accrue at the rate of interest equal to either the adjusted LIBOR rate plus 1.5%, the prime rate or the fixed rate (as set by the bank). The rate will depend upon the terms of the selected borrowings. The agreement has covenants which require the maintenance of certain financial ratios including leverage, consolidated debt and asset coverage, as defined.

MEDICAID REBATES

    The Omnibus Budget Reconciliation Act of 1990, effective January 1, 1991, requires drug companies to enter into a rebate agreement with the Health Care Financing Administration (HCFA) of the Federal government. The rebate agreement states that drug companies must pay rebates to states for drugs (prescription, non-prescription or biological products) sold to Medicaid recipients. At December 31, 2000 and 2001, $1.3 million and $2.0 million, respectively, are included in accrued expenses as the estimated liability for Medicaid rebates.

STATE MEDICAID CLAIMS

    EHI purchased Major Pharmaceuticals, Inc. ("Major"), a distributor of drug products in 1991 and sold Major in 1995. At the time of the sale, EHI established an escrow account to cover any Medicaid drug rebate liabilities incurred by Major prior to the sale.

    As of December 31, 2001, the recorded liability for such claims is $950, which management believes is adequate to resolve such matters. The Company has approximately $877 as of December 31, 2001, in an escrow account to resolve such claims.

11. EMPLOYEE BENEFIT PLANS

SAVINGS INCENTIVE PLAN

    The Company has a defined contribution Savings Incentive Plan (the "Plan") which is offered to all eligible employees and is qualified under
Section 401(k) of the Internal Revenue Code. Employees are eligible for participation at the start of any calendar quarter providing the employee has attained 21 years of age. The Plan provides an employer matching contribution which will begin on the one year anniversary of the participant's hire date in an amount as defined in the Plan. The Plan provides for matching contributions equal to 50% of the participant's contribution, to the extent that the participant's contributions do not exceed 6% of their compensation. The cash contributions to the Plan in 1999, 2000 and 2001 were $131, $154 and $145, respectively.

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

11. EMPLOYEE BENEFIT PLANS (CONTINUED)
STOCK APPRECIATION RIGHTS PLAN

    In June 1996, the Board of Directors adopted the Eon Labs, Inc. Stock Appreciation Rights Plan (the "Plan") which provides for the issuance of up to 75,000 stock appreciation rights ("SARs") to employees, directors and consultants who are in a position to materially contribute to the long-term success of the Company. Upon exercise of any SAR, the grantee shall be entitled to receive an amount equal to the excess of (i) the fair market value (FMV) of one share of common stock on the last day of the Company's fiscal year immediately prior to such exercise, over (ii) the base value established upon the grant of such SAR.

    Fair market value of the common stock on a given date will be based, if listed on a national securities exchange or quoted in an interdealer quotation system, the last sales price or, if unavailable, the average of the closing bid and asked prices per share; or, if the common stock is not listed on a national securities exchange or quoted in an interdealer quotation system, the value will be determined by the Board in good faith in its sole discretion.

    Unless otherwise determined by the Board, the grants vest and become exercisable at the rate of 20% per year subject to the satisfaction of any performance goals with respect to such year provided that the grantee remains an employee, director or consultant through the end of such year. Generally, once vested, SARs remain exercisable until the earlier of the termination of the grantee's employment or the tenth anniversary of the date the SAR is granted. The Company has the right, but not the obligation, to purchase from a grantee any or all shares of common stock acquired by a grantee upon the exercise of SARs at the FMV of such shares. SARs issued vest at the rate of 20% per year and vesting is not subject to the satisfaction of performance goals.

    A summary of the Company's stock appreciation rights is as follows:

                                                       YEAR ENDED            YEAR ENDED           PERIOD ENDED
                                                      DECEMBER 31,          DECEMBER 31,          SEPTEMBER 30,
                                                          1999                  2000                  2001
                                                   -------------------   -------------------   -------------------
                                                              WEIGHTED              WEIGHTED              WEIGHTED
                                                              AVERAGE               AVERAGE               AVERAGE
                                                              EXERCISE              EXERCISE              EXERCISE
                                                    SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
                                                   --------   --------   --------   --------   --------   --------
Outstanding at beginning of period...............   53,900     $23.73     73,200     $35.52     66,875     $34.49
Granted..........................................   21,500      63.00        900      63.00         --         --
Exercised........................................     (685)     17.16     (1,805)     34.19     (1,345)     14.58
Forfeited........................................   (1,515)     23.94     (5,420)     50.59       (485)     54.85
                                                    ------     ------     ------     ------     ------     ------
Outstanding at end of period.....................   73,200     $35.32     66,875     $34.49     65,045     $34.75
                                                    ======     ======     ======     ======     ======     ======
Exercisable at end of period.....................   24,255     $20.41     35,815     $25.04     47,433     $28.06
                                                    ======     ======     ======     ======     ======     ======

    Stock appreciation rights costs of $1.6 million, $6.2 million and $9.8 million were recognized in 1999, 2000 and 2001, respectively.

    Effective September 30, 2001, the Company converted its SAR plan to a stock option plan pursuant to provisions for such conversion in the SAR plan. In connection with the conversion, each outstanding SAR was converted into an option to purchase one share of common stock at an exercise price equal to the original base value of the SAR at date of grant.

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

11. EMPLOYEE BENEFIT PLANS (CONTINUED)
    A summary of the Company's stock options granted is as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2001
                                                           --------------------
                                                                       WEIGHTED
                                                                       AVERAGE
                                                                       EXERCISE
                                                            SHARES      PRICE
                                                           ---------   --------
SARs converted to options on October 1, 2001.............     65,045    $34.75
Effect of stock split....................................  1,886,305    $ 1.16
Exercised................................................         --        --
Forfeited................................................         --        --
                                                           ---------    ------
Outstanding at December 31, 2001.........................  1,951,350    $ 1.16
                                                           =========    ======
Exercisable at December 31, 2001.........................  1,449,390    $ 0.93
                                                           =========    ======

    The following table summarizes options outstanding and exercisable at December 31, 2001:

                    OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
             ----------------------------------   ----------------------
                                       WEIGHTED                 WEIGHTED
                            AVERAGE    AVERAGE                  AVERAGE
  EXERCISE     NUMBER      REMAINING   EXERCISE     NUMBER      EXERCISE
   PRICES    OUTSTANDING     LIFE       PRICE     EXERCISABLE    PRICE
  --------   -----------   ---------   --------   -----------   --------
   $0.23        611,250      9.75       $0.23        611,250     $0.23
   $1.20        774,000      9.75       $1.20        617,100     $1.20
   $2.10        566,100      9.75       $2.10        221,040     $2.10
              ---------                            ---------
              1,951,350                 $1.16      1,449,390     $0.93
              =========                            =========

    The stock option plan provides for the granting of up to 2,370,000 options to purchase common stock. As of the conversion date, the Company has classified deferred compensation of $18,957 as additional paid-in capital. For option awards not fully vested as of September 30, 2001, the remaining unrecorded deferred compensation expense of $2,134 will be recognized over the remaining vesting period. The Company has amortized an additional $348 of deferred compensation into expense for the period October 1 through December 31, 2001.

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for the options granted. For companies electing to use APB 25, SFAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), requires pro forma disclosures determined through the use of an option-pricing model as if the provisions of FAS 123 had been adopted.

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

11. EMPLOYEE BENEFIT PLANS (CONTINUED)
    The fair value of the options were determined using the Black-Scholes option pricing model with the following assumptions:

Dividend yield..............................................       0%
Volatility..................................................       0%
Risk-free interest rate.....................................  2.3% to 3.7%
Expected life...............................................  1 to 4 years

    If the Company had adopted the provision of SFAS No. 123, the reported net income would have been $8 less for the year ended December 31, 2001. As of December 31, 2001, no options have been exercised.

12. EQUITY

    The Preferred Stock is convertible, at the option of the holders of the shares, into common stock at a conversion rate of one share of common stock for one share of Preferred Stock. The holders of Preferred Stock have the same voting rights and powers as common stockholders. There were no dividends paid for the years ended December 31, 1999, 2000 and 2001.

    In connection with the purchase by HPI of EHI, the Company issued a warrant with a value of $4,892. The warrant gives the warrant holders the right to purchase in the aggregate, 5% of the fully diluted, as defined, common stock of the Company at a price per share equal to $.01 per share. The warrant issued by the Company is exercisable immediately and expires at the earliest of (a) the fifth anniversary from issuance, (b) the Company's initial public offering, or
(c) the sale of the Company, all as defined in the Warrant Agreement. They have a right to share, upon exercise of the warrant, in distributions made during the term of the warrant (with certain exceptions).

    Prior to June 5, 2002, no warrant holder may transfer the warrant or warrant share without the prior written consent of the Company. If at any time after eighteen months, a warrant holder wishes to transfer all or any part of the warrant or the shares of the capital stock of the Company to a non-affiliated third party in a privately negotiated transaction, a written offer must first be submitted to HPI which has a right of first refusal. The Warrant Agreement also provides that the Company use its best efforts to include any warrant shares in any registration statement proposed to be filed by the Company under the Securities Act of 1933 and requires HPI or its affiliates to permit each holder of warrants or warrant shares to sell their shares for the same consideration and on the same terms and conditions as those applicable to the HPI seller.

    In 2000, the Company amended its certificate of incorporation to increase its total shares of common stock from 2,000,000 to 2,100,000 shares and designate its existing common stock as Class A, voting common stock, authorized for issuance 2,000,000 shares, with a par value of $.01 per share, and authorize for issuance 100,000 shares with a Class B convertible non-voting common stock, par value $.01 per share. All shares of Class B common are automatically converted to Class A common upon an Initial Public Offering. In addition, the Company continues to have authorized Class A convertible preferred stock with a par value of $.01 per share outstanding, which has voting rights similar to Class A common shares, and are convertible at any time at the option of the holder of such shares.

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

13. LITIGATION

PRODUCT LIABILITY LITIGATION

FEN-PHEN AND PHENTERMINE LITIGATION

    Since May 1997, the Company has been named as a defendant in numerous product liability lawsuits, some of which are class actions, filed in various state and federal courts in connection with its manufacture of phentermine hydrochloride. These lawsuits typically name as defendants manufacturers and distributors of phentermine and two other anti-obesity drugs, fenfluramine and dexfenfluramine. The plaintiffs claim that taking these drugs results in instances of valvular heart disease, primary pulmonary hypertension, and other injuries. Fenfluramine and phentermine were prescribed in combination in an off-label use commonly called "fen-phen." Dexfenfluramine was generally prescribed alone. In September 1997, the manufacturers of fenfluramine and dexfenfluramine agreed with the Food and Drug Administration ("FDA") to voluntarily withdraw both products from the market. The FDA has not requested that phentermine be withdrawn from the market.

    Plaintiffs seek payment of unspecified damages and medical monitoring of people who took either the fen-phen combination or fenfluramine or dexfenfluramine alone. While the number of lawsuits being filed has decreased substantially, the Company expects additional, similar lawsuits to be filed. The Company and its outside counsel believe that the Company has substantial defenses to these claims, though the ultimate outcome cannot be determined. As of December 31, 2001, over 90% of the fen-phen cases filed against the Company had been dismissed. All of these dismissals were accomplished without the Company paying any judgments or settlements.

    During 2000, the United States District Court for the Eastern District of Pennsylvania, the federal court before which all federal cases were consolidated for discovery, found that proposed anti-phentermine "causation" testimony by two expert witnesses was not supported by scientific evidence and thus would be barred. These two experts were the only "national" anti-phentermine "causation" experts identified in the consolidated federal litigation, and were to have been "generic" experts in hundreds of cases. The Court's decision to substantially curb their testimony has resulted in many cases being dismissed.

    In August 2000, the United States District Court for the Eastern District of Pennsylvania certified a nationwide settlement class and approved a proposed settlement put forth by American Home Products, the principal defendant in the fen-phen litigation. The settlement excludes claims for certain serious medical conditions. The Court's order became final in January 2002. Although claims against Eon were not part of this settlement, the Company believes this settlement will result in additional cases being dismissed as to the Company, its customers and other phentermine defendants.

    Additionally, the Company has been named as a defendant in several cases alleging injury from the use of phentermine alone, and in one case alleging injury from the use of the Company's phentermine in combination with phenylpropanolamine (PPA) made by another company. Discovery in these cases is ongoing. The Company believes it has substantial defenses to these claims, though the ultimate outcome of these cases cannot be determined.

    The Company has exhausted its insurance coverage for all fen-phen claims, and for non-combination phentermine claims that allege ingestion prior to June 1998. Because predicting the ultimate outcome of those lawsuits is not possible, no provision for any liability has been reflected in the Company's financial statements. Defense costs are being expensed as incurred. Such costs amounted to $6.3 million, $8.1 million and $6.1 million in 1999, 2000 and 2001, respectively.

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

13. LITIGATION (CONTINUED)
    Sales of phentermine by the Company amount to approximately $6 million, $21 million and $39 million for the years ended December 31, 1999, 2000 and 2001, respectively.

OTHER PRODUCT LIABILITY LITIGATION

    In addition to the litigation described above, the Company has been named as a defendant in several other product liability lawsuits. Two of the lawsuits allege injury or wrongful death from the use of Company-manufactured pharmaceuticals containing phenylpropanolamine (PPA). The Company manufactured two low-volume prescription products containing PPA that were discontinued in 1999 and 2000, respectively. The wrongful death claim, a federal case, was dismissed without prejudice in the Company's favor in November 2001 because plaintiffs failed to prosecute the claim, and plaintiffs have indicated that they might seek to reinstate the case. The other case was served on the Company in January 2002 and was subsequently dismissed without prejudice. All federal cases involving PPA claims are subject to transfer to the nationwide, multi-district litigation now pending in the United States District Court for the Western District of Washington.

    Finally, the Company is a defendant in a lawsuit alleging injury from use of leuprolide acetate, a drug that is distributed by the Company. The plaintiff alleges various injuries from taking the drug. Discovery in this case is continuing. The Company is being defended in this action by the supplier's insurance company. The ultimate disposition of such lawsuit will not materially affect the Company's financial statements.

INSURANCE/INDEMNITY LITIGATION

    In January 1998, the Company's primary product liability insurer brought a suit in state court in Delaware against the Company and several of the Company's customers, seeking a declaration of rights and responsibilities under its insurance program with the Company. The Company's excess carriers were later added to this action. Subsequently, the court ruled that the insurer had a duty to defend the Company's customers in pending lawsuits.

    In December 1999, the Company completed a court-approved settlement with its excess carriers that provided, among other things, for an additional
$17.75 million of insurance for these lawsuits. As part of that settlement, the Company agreed to place an additional $5 million in escrow out of its own cash reserves to pay for defense costs that it contends should have been paid by its primary product liability carrier, which was expensed in December 1999. The Company also settled outstanding disputes with several of its customers regarding their contributions to defense costs. In general, the settlement provides for varying contributions based on their purchases of the Company's phentermine versus those from other manufacturers.

    Also, in December 1999, the Company agreed in principle with its primary product liability insurer to settle all outstanding disputes. In May 2000, the court approved the terms of the settlement and provided, among other things, that the insurer would partially reimburse the Company based on certain conditions up to an amount of $3.75 million for legal costs previously paid by the Company and to provide for $1.25 million of additional insurance that could be used for defense costs. This additional insurance would be applicable after the Company exhausted all existing product liability insurance. In 2000, the Company received $3.75 million from its primary product liability insurer that the Company had recorded as a reduction of legal costs. In addition, the $1.25 million of additional insurance was exhausted during 2000.

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

13. LITIGATION (CONTINUED)
    The Company's product liability coverage was obtained on a claims made basis and covers liability for judgments and settlements and legal defense costs. On or about April 2000, the Company had exhausted all its available product liability coverage for all fen-phen claims and for non-combination phentermine claims that allege ingestion prior to June 1998 that aggregated approximately $48 million. Beginning in May 2000, the Company began to provide for legal defense costs based on services rendered on behalf of the Company and its customers. Coinciding with the exhaustion of its insurance coverage, the Company entered into negotiations with several of its customers to reduce legal costs by streamlining their legal defense structure and or by increasing their contributions to defense costs. The Company has obtained written agreements with these customers.

PATENT INFRINGEMENT LITIGATION

    In 2000, Novartis Pharmaceuticals Corporation filed an action in the United States District Court for the District of Delaware alleging that by manufacturing, using, selling and offering to sell Cyclosporine capsules the Company is infringing on a Novartis patent for its product Neoral. Novartis seeks injunctive relief as well as an unspecified amount of damages and has also asserted a claim that the alleged infringement was willful, that the case is therefore exceptional and that Novartis should therefore be awarded the attorney fees it has incurred in the action. The Company has denied that it has infringed any valid patent claims. The Company has also alleged affirmatively, among other things, that the patent is invalid and that it is not infringed by the Company's manufacture, use, sale or offer to sell its Cyclosporine capsules. Our potential liability and expenses in this matter are not covered by insurance. An adverse outcome in this litigation could result in our being unable to market Cyclosporine, which could materially harm our profits and cash flows, and could result in our paying damages, costs, expenses and fees that could have a material impact on our financial performance.

    In January 2001, Apotex, Inc. filed an action in the United States District Court for the Eastern District of New York alleging that by manufacturing, selling and offering to sell Cyclosporine capsules the Company is infringing a patent of which Apotex alleges it is the exclusive licensee. Apotex seeks injunctive relief as well as an unspecified amount of damages and has also asserted a claim that the alleged infringement was willful, that the case is therefore exceptional and that Apotex should therefore be awarded the attorney fees it has incurred in the action. Our potential liability and expenses in this matter are not covered by insurance. An adverse outcome in this litigation could result in our being unable to market Cyclosporine, which could materially harm our profits and cash flows, and could result in our paying damages, costs, expenses and fees that could have a material impact on our financial performance.

    The Company has denied that it has infringed any valid patent claims asserted by Apotex, has alleged affirmatively, among other things, that the patent is invalid and that it is not infringed by the Company's manufacture, sale or offer to sell its cyclosporine capsules.

    In addition, the Company has been named in several other patent infringement actions alleging that the Company has infringed patents by filing an application with the Food and Drug Administration (FDA) for approval to market products before the plaintiffs' patents expire. In general, plaintiffs seek judgments precluding the FDA from approving the Company's application to market the product before their patent expires and have asserted claims that the alleged infringement was willful, that the action is therefore exceptional and that plaintiffs should therefore be awarded the attorney fees they have incurred in the action.

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

13. LITIGATION (CONTINUED)
    The Company and its outside counsel believe that the Company has substantial defenses and counterclaims to these above patent infringement actions, though the ultimate outcome cannot be determined.

    Because predicting the ultimate outcome of these actions is not possible, no provision for any liability has been reflected in the Company's financial statements.

OTHER LITIGATION

    The Company is involved in other litigation incidental to its business activities. The ultimate disposition of such lawsuits will not materially affect the Company's financial statements.

14. TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES

    The Company's net sales for 1999 do not include any related party sales. Net sales for 2000 and 2001 includes sales of approximately $46 and $365, respectively, to a Hexal AG subsidiary. Hexal AG is not a subsidiary of the Company. Additionally, the Company transferred raw materials, research materials and supplies between ELI, Hexal AG and Hexal AG subsidiaries. The Company shipped Hexal AG and its affiliates materials and supplies with a cost of $104 and $15 in 2000 and 2001, respectively. The Company incurred costs from Hexal AG of $131 and $603 in 2000 and 2001, respectively, for research material that was received from Hexal AG.

    In 2000, the Company entered into an agreement with Hexal AG. Under the agreement, the Company pays Hexal AG an amount based on sales of a specific product, which was developed using Hexal AG's patented technology. The Company incurred costs of approximately $1,099 and $3,923 in 2000 and 2001, respectively, in connection with this agreement. Such amounts are included in cost of sales.

    Under certain circumstances, the Company and Hexal AG have also agreed to share the expenses of conducting independent bioequivalency studies. In 1999, the Company received $116 from Hexal AG for studies sponsored by the Company. The Company paid Hexal AG $425 and $140 in 2000 and 2001, respectively.

    In 1999 and 2000, HPI was charged $0.9 million and $0.2 million, respectively, by Hexal AG in connection with the transfer of product development information to HPI from Hexal AG.

    In 2000 and 2001, HPI was a party to a research and development arrangement for which Hexal AG loaned $1.3 million and $1.6 million, respectively, to HPI for the payment of its obligations. Prior to the closing of this offering, we will transfer the two research and development contracts to Biosan, an entity affiliated with Santo but unrelated to our business.

15. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Included in selling, general and administrative expenses were approximately $6.3 million in 1999, $8.1 million in 2000 (net of insurance reimbursement of $3.75 million), and $6.1 million in 2001 of legal defense costs for phentermine related litigation. See Note 13 for details of the phentermine litigation.

    Included in selling, general and administrative expenses for the years ended December 31, 1999, 2000 and 2001 were approximately $1.7 million, $1.8 million and $4.9 million, respectively, of legal costs incurred in connection with patent challenges involving drugs manufactured and sold by other companies. See
Note 13 for details concerning patent litigation.

                        EON LABS, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

15. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (CONTINUED)
    The Company's allowance for doubtful accounts was impacted by additional allowances of $210 and $80, and write-off of bad debts of $10 and $124 in 1999 and 2000, respectively. In 2001, the Company neither made any additional provision nor wrote-off any bad debts.

16. OTHER SUPPLEMENTAL CASH FLOW INFORMATION

    In 2000, HPI acquired EHI and allocated the purchase price as follows:

Purchase price:
  Cash......................................................  $ 60,000
  Seller note, net of discount..............................    43,687
  Warrants..................................................     4,892
                                                              --------
                                                              $108,579
                                                              ========

    The purchase price was allocated to the assets and liabilities acquired, based on their estimated fair values, as follows:

Inventory...................................................  $  2,365
In-process research and development.........................     2,450
Property, plant and equipment...............................     2,615
Value of existing products..................................    37,600
Intangibles--workforce......................................     1,450
Goodwill....................................................    47,514
Deferred income taxes.......................................   (13,577)
Book value of acquired equity...............................    28,162
                                                              --------
Purchase price..............................................  $108,579
                                                              ========

17. SUBSEQUENT EVENTS

STOCK SPLITS

    In May 2002, the Company effected a 30-for-1 stock split of the Company's preferred stock with no change in par value and a 30-for-1 stock split of the Company's non-voting common stock with no change in par value. Additional paid-in capital, preferred stock, common stock, per share and shares outstanding data in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements have been retroactively restated to reflect this stock split.

    In May 2002, the outstanding 30,000,000 preferred shares were converted to common stock. In addition, the Company changed the number of shares of authorized preferred stock to 5,000,000, increased the number of shares of authorized voting common stock to 70,000,000 and converted shares of non-voting common stock to shares of a single class of common stock.

                        EON LABS, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                              DECEMBER 31,    MARCH 31,     PRO FORMA
                                                                  2001          2002           2002
                                                              ------------   -----------   ------------
                                                                             (UNAUDITED)   (UNAUDITED)
                                                                                           (SEE NOTE 2)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................    $ 17,624       $ 10,749
  Restricted cash in escrow.................................         877            810
  Accounts receivable, net of allowances of $25,283
    and $6,882 in 2001 and 2002, respectively...............      27,290         35,635
  Inventories...............................................      31,192         32,289
  Deferred tax assets, net..................................      19,566         19,566
  Prepaid expenses and other current assets.................       4,478          6,750
  Due from related party....................................         200             70
                                                                --------       --------
    TOTAL CURRENT ASSETS....................................     101,227        105,869

Property, plant and equipment, net..........................      38,496         39,332
Goodwill and other intangible assets, net...................      78,805         79,694
Other assets................................................         874          1,209
                                                                --------       --------
    TOTAL ASSETS............................................    $219,402       $226,104
                                                                ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................    $ 10,430       $  9,632
  Accrued expenses and other liabilities....................      37,301         39,069
  Current portion of note payable...........................      24,400          9,624
  Borrowings under line of credit...........................          --         10,000
                                                                --------       --------
    TOTAL CURRENT LIABILITIES...............................      72,131         68,325

LONG-TERM LIABILITIES
  Long-term portion of note payable.........................       2,353          4,276
  Deferred tax liabilities, net.............................       7,153          7,153
  Deferred revenue..........................................         660            603
  Loans and advances from Hexal AG..........................      90,114         92,120
                                                                --------       --------       --------
    TOTAL LIABILITIES.......................................     172,411        172,477         80,357
                                                                --------       --------       --------
Contingencies (Note 7)

STOCKHOLDERS' EQUITY
  Class A, voting common stock, par value $.01 per share;
    60,000,000 shares authorized; no shares issued or
    outstanding and pro forma 36,141,333 shares issued and
    outstanding.............................................          --             --            361
  Class B convertible, non-voting common stock, par value
    $.01 per share; 3,000,000 shares authorized; no shares
    issued or outstanding...................................          --             --             --
  Preferred stock, par value $.01 per share, Series A
    convertible; 35,000,000 shares authorized, 30,000,000
    issued and outstanding (liquidation preference of $18
    million)................................................         300            300             --
  Additional paid-in capital................................      26,101         26,101        118,160
  Retained earnings.........................................      22,376         28,722         28,722
                                                                --------       --------       --------
                                                                  48,777         55,123        147,243
  Less: Unearned deferred stock-based compensation..........      (1,786)        (1,496)        (1,496)
                                                                --------       --------       --------
    TOTAL STOCKHOLDERS' EQUITY..............................      46,991         53,627        145,747
                                                                --------       --------       --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............    $219,402       $226,104       $226,104
                                                                ========       ========       ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                         EON LABS INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                (Dollars in thousands, except per share amounts)

                                  (unaudited)

                                                                FOR THE THREE MONTHS ENDED
                                                                         MARCH 31,
                                                              -------------------------------
                                                                 2001                2002
                                                              -----------         -----------
Net sales...................................................  $    39,096         $    48,198
Cost of sales...............................................       18,388              24,985
                                                              -----------         -----------
    GROSS PROFIT............................................       20,708              23,213
                                                              -----------         -----------
Operating expenses
  Selling, general and administrative expenses:
    Amortization of goodwill and other intangibles..........        1,780                 940
    Deferred stock appreciation rights compensation.........        3,279                  --
    Other selling, general and administrative expenses......        6,417               6,153
  Research and development expenses.........................        2,103               3,281
                                                              -----------         -----------
    TOTAL OPERATING EXPENSES................................       13,579              10,374
                                                              -----------         -----------
    OPERATING INCOME........................................        7,129              12,839
                                                              -----------         -----------
Other income and expense
  Interest income...........................................          136                  40
  Interest expense..........................................       (2,377)             (2,113)
  Other income, net.........................................            1                  --
                                                              -----------         -----------
    TOTAL OTHER EXPENSE, NET................................       (2,240)             (2,073)
                                                              -----------         -----------
Income before income taxes..................................        4,889              10,766
Provision for income taxes..................................        2,209               4,420
                                                              -----------         -----------
    NET INCOME..............................................  $     2,680         $     6,346
                                                              ===========         ===========
Net income per common share
  Basic.....................................................           --                  --
                                                              ===========         ===========
  Diluted...................................................  $      0.08         $      0.19
                                                              ===========         ===========

Weighted average common share outstanding
  Basic.....................................................           --                  --
                                                              ===========         ===========
  Diluted...................................................   31,680,528          33,481,332
                                                              ===========         ===========
Pro Forma net income per share (Note 2)
  Basic.....................................................                      $      0.20
                                                                                  ===========
  Diluted...................................................                             0.18
                                                                                  ===========
Pro Forma weighted average shares (Note 2)
  Basic.....................................................                       36,141,333
                                                                                  ===========
  Diluted...................................................                       39,622,665
                                                                                  ===========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                        EON LABS, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)
                                  (unaudited)


                                                                FOR THE THREE MONTHS
                                                                   ENDED MARCH 31,
                                                              -------------------------
                                                                2001             2002
                                                              --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................  $  2,680         $  6,346
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for accounts receivable and contract pricing
      allowances............................................    (1,606)          18,401
    Depreciation and amortization...........................     2,401            1,902
    Deferred compensation...................................     3,279              290
    Amortization of deferred revenue........................       (57)             (57)
    Amortization of discount on note payable................       644              519
    Interest paid in-kind...................................     1,733            1,468
    Changes in assets and liabilities:
      Accounts receivable...................................      (247)         (26,746)
      Inventories...........................................     1,730           (1,097)
      Prepaid expenses and other current assets.............       457           (2,272)
      Other assets..........................................      (222)            (335)
      Accounts payable......................................    (2,477)            (798)
      Accrued expenses and other liabilities................    (1,328)           1,768
      Deferred revenue......................................       325               --
                                                              --------         --------
        NET CASH PROVIDED BY (USED IN) OPERATING
          ACTIVITIES........................................     7,312             (611)
                                                              --------         --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures......................................      (654)          (1,798)
                                                              --------         --------
        NET CASH USED IN INVESTING ACTIVITIES...............      (654)          (1,798)
                                                              --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on seller note...................................        --          (15,201)
  Advances from related parties, net........................       672              668
  Proceeds from revolving line of credit....................        --           10,000
  Decrease in loans payable to Hexal AG.....................    (7,500)              --
  (Increase) decrease in restricted cash....................       (22)              67
                                                              --------         --------
        NET CASH USED IN FINANCING ACTIVITIES...............    (6,850)          (4,466)
                                                              --------         --------
        NET DECREASE IN CASH AND CASH EQUIVALENTS...........      (192)          (6,875)

Cash and cash equivalents at beginning of year..............     6,378           17,624
                                                              --------         --------
Cash and cash equivalents at end of year....................  $  6,186         $ 10,749
                                                              ========         ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                        EON LABS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (unaudited)

                (Dollars in thousands, except per share amounts)

1. BASIS OF PRESENTATION

    The condensed consolidated financial statements included herein have been prepared by Eon Labs, Inc. (the "Company") without audit pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position as of March 31, 2002 and results of operations for the three months ended March 31, 2001 and 2002. The consolidated balances as of December 31, 2001 were derived from audited financial statements but do not include all disclosures required by generally accepted accounting principles. The accompanying condensed consolidated financial statements have been prepared in accordance with accounting standards for interim financial statements and should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended December 31, 2001. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the year.

CHANGE OF COMPANY OWNERSHIP AND REORGANIZATION

    Prior to the reorganization described below, Hexal Pharmaceuticals, Inc. ("HPI"), a wholly-owned United States subsidiary of Santo Holding (Deutschland) GmbH ("Santo" or the "Parent"), which is under common control with Hexal AG, owned 50% of the outstanding capital stock of the Company. The remaining 50% was owned by Eon Holdings, Inc. ("EHI"), whose principal asset was its 50% ownership of the Company.

    Effective May   , 2002, in conjunction with a planned initial public
offering of the Company's common stock, the Company was combined with HPI and EHI into a single entity through a series of reorganization mergers. EHI was merged with and into HPI and HPI was subsequently merged with and into the Company. This reorganization was accounted for as a merger of entities under common control and the accounts of the companies were combined in a manner similar to a pooling of interests effective January 1, 2000. The condensed consolidated financial statements for the three months ended March 31, 2001 and 2002 reflect results on a combined basis.

SHIPPING AND HANDLING COSTS

    The Company classifies shipping and handling costs as part of selling, general and administrative expenses. Shipping and handling costs were $0.4 million and $0.6 million in the three months ended March 31, 2001 and 2002, respectively.

2. EARNINGS PER SHARE

    Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. There are no common shares outstanding as of March 31, 2001 and 2002. Diluted earnings per share reflect the potential dilution of stock options, warrants and the conversion of preferred stock. Diluted earnings per share include 30,000,000 shares of preferred

                        EON LABS, INC. AND SUBSIDIARIES

                                  (unaudited)

                (Dollars in thousands, except per share amounts)

2. EARNINGS PER SHARE (CONTINUED)
stock assumed converted to common for all periods presented and the dilutive effect of warrants in 2001 and 2002 of 1,680,528 shares and the dilutive effect of stock options in 2002 of 1,800,804 shares.

PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    Upon the consummation of the Company's initial public offering, all of the outstanding shares of the Company's preferred stock will be converted to common stock. Immediately following the closing of the Company's initial public offering, debt of $25,178 due to Hexal AG at March 31, 2002 will be converted to common stock and debt of $66,942 will be paid with the proceeds of the offering. The unaudited pro forma balance sheet at March 31, 2002 assumes that the historical balance sheet is adjusted to reflect the issuance of shares to satisfy such debt and conversion of preferred stock on March 31, 2002. The unaudited pro forma net income per share data presented within the consolidated statement of income for the three months ended March 31, 2002 assumes that the historical per share data computation is adjusted to reflect the aforementioned issuance of shares to satisfy such debt and conversion of preferred stock to common stock as of January 1, 2002. Pro forma net income data for the prior period has been intentionally omitted. Pro forma earnings per share for the three months ended March 31, 2002 is calculated as follows:

                                                      PRO FORMA     PRO FORMA
                                                        BASIC        DILUTED
                                                     -----------   -----------
Net income.........................................  $     6,346   $     6,346
Elimination of interest expense on debt settled
  with stock, net of income taxes..................          866           866
                                                     -----------   -----------
                                                     $     7,212   $     7,212
                                                     ===========   ===========
Common shares outstanding..........................   30,000,000    30,000,000
Shares deemed issued for debt settlement...........    6,141,333     6,141,333
Warrants converted to common stock.................           --     1,680,528
Dilutive effect of stock options...................           --     1,800,804
                                                     -----------   -----------
  Weighted average shares..........................   36,141,333    39,622,665
                                                     ===========   ===========
Pro forma earnings per share.......................  $       .20   $       .18
                                                     ===========   ===========

STOCK SPLITS

    Prior to the effective date of the Company's initial public offering, the Company will effect a 30-for-1 stock split of the Company's preferred stock and the Company's non-voting common stock with no change in par value. Additional paid-in capital, preferred stock, common stock, per share and shares outstanding data in the unaudited Condensed Consolidated Financial Statements and Notes to the unaudited Condensed Consolidated Financial Statements have been retroactively restated to reflect this stock split.

    In May 2002, the outstanding 30,000,000 preferred shares were converted to common stock. In addition, the Company changed the number of shares of authorized preferred stock to 5,000,000, increased the number of shares of authorized voting common stock to 70,000,000 and converted shares

                        EON LABS, INC. AND SUBSIDIARIES

                                  (unaudited)

                (Dollars in thousands, except per share amounts)

2. EARNINGS PER SHARE (CONTINUED)
of non-voting common stock to shares of a single class of common stock. During the three months ended March 31, 2001 and 2002, there were no new shares of common stock, preferred stock, options, warrants or any other equity instruments issued. The Company amortized deferred stock compensation of $290 during the three months ended March 31, 2002.

3. ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

    In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but evaluated annually for impairment. The Company has completed its impairment assessment and determined that there is no impairment of goodwill or identifiable intangibles upon initial adoption of SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company's value of existing products are intangible assets with finite lives that are being amortized over 10 years. The Company's goodwill and workforce intangibles which were being amortized over 15 and 5 year lives, respectively, have not been amortized during the three-month period ended March 31, 2002. Had this pronouncement been retroactively applied, net income and diluted earnings per share would have increased approximately $800 and $0.03, respectively, in the three months ended March 31, 2001. During the three months ended March 31, 2002, the Company transferred the net book value of its workforce intangible of $1,136 to goodwill, resulting in goodwill of $47,107 at March 31, 2002. The recorded amount of the existing product intangible of $37,600, before accumulated amortization of $5,013 as of March 31, 2002, will be amortized through 2010 with annual charges of $3,760.

    In October 2001, the Financial Accounting Standards Board issued SFAS
No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 will not have a material impact on the measurement of its long-lived assets.

4. INVENTORIES

    Inventories consist of the following:

                                                        DECEMBER 31,   MARCH 31,
                                                            2001         2002
                                                        ------------   ---------
Raw material..........................................     $16,909      $16,881
Work-in-process.......................................       6,026        6,448
Finished goods........................................       8,257        8,960
                                                           -------      -------
                                                           $31,192      $32,289
                                                           =======      =======

                        EON LABS, INC. AND SUBSIDIARIES

                                  (unaudited)

                (Dollars in thousands, except per share amounts)

5. LINE OF CREDIT

    On February 8, 2002, the Company entered into a three-year $25 million credit agreement, which is collateralized by accounts receivable and inventory. Interest on any borrowing under the line will accrue at the rate of interest equal to either the adjusted LIBOR rate plus 1.5%, the prime rate or the fixed rate (as set by the bank). The rate will depend upon the terms of the selected borrowings. The agreement has covenants which require the maintenance of certain financial ratios including leverage, consolidated debt and asset coverage, as defined. During the three month period ended March 31, 2002, the Company borrowed $10 million under the line of credit.

6. RELATED PARTY TRANSACTIONS

    The amounts due to Hexal AG increased from $90,114 at March 31, 2001 to $92,120 at March 31, 2002 due to interest charges of $1,468 and advances of $538. During the three months ended March 31, 2002, the Company incurred royalty expense of $1,059 to Hexal AG and subsidiaries of Hexal AG returned
$0.1 million of products to the Company.

7. LITIGATION

PRODUCT LIABILITY LITIGATION

FEN-PHEN AND PHENTERMINE LITIGATION

    Since May 1997, the Company has been named as a defendant in numerous product liability lawsuits, some of which are class actions, filed in various state and federal courts in connection with its manufacture of phentermine hydrochloride. These lawsuits typically name as defendants manufacturers and distributors of phentermine and two other anti-obesity drugs, fenfluramine and dexfenfluramine. The plaintiffs claim that taking these drugs results in instances of valvular heart disease, primary pulmonary hypertension, and other injuries. Fenfluramine and phentermine were prescribed in combination in an off-label use commonly called "fen-phen." Dexfenfluramine was generally prescribed alone. In September 1997, the manufacturers of fenfluramine and dexfenfluramine agreed with the Food and Drug Administration ("FDA") to voluntarily withdraw both products from the market. The FDA has not requested that phentermine be withdrawn from the market.

    Plaintiffs seek payment of unspecified damages and medical monitoring of people who took either the fen-phen combination or fenfluramine or dexfenfluramine alone. While the number of lawsuits being filed has decreased substantially, the Company expects additional, similar lawsuits to be filed. The Company and its outside counsel believe that the Company has substantial defenses to these claims, though the ultimate outcome cannot be determined. As of March 31, 2002, over 90% of the fen-phen cases filed against the Company had been dismissed. All of these dismissals were accomplished without the Company paying any judgments or settlements.

    During 2000, the United States District Court for the Eastern District of Pennsylvania, the federal court before which all federal cases were consolidated for discovery, found that proposed anti-phentermine "causation" testimony by two expert witnesses was not supported by scientific evidence and thus would be barred. These two experts were the only "national" anti-phentermine "causation" experts identified in the consolidated federal litigation, and were to have been "generic"

                        EON LABS, INC. AND SUBSIDIARIES

                                  (unaudited)

                (Dollars in thousands, except per share amounts)

7. LITIGATION (CONTINUED)
experts in hundreds of cases. The Court's decision to substantially curb their testimony has resulted in many cases being dismissed.

    In August 2000, the United States District Court for the Eastern District of Pennsylvania certified a nationwide settlement class and approved a proposed settlement put forth by American Home Products, the principal defendant in the fen-phen litigation. The settlement excludes claims for certain serious medical conditions. The Court's order became final in January 2002. Although claims against Eon were not part of this settlement, the Company believes this settlement will result in additional cases being dismissed as to the Company, its customers and other phentermine defendants.

    Additionally, the Company has been named as a defendant in several cases alleging injury from the use of phentermine alone, and in one case alleging injury from the use of the Company's phentermine in combination with phenylpropanolamine (PPA) made by another company. Discovery in these cases is ongoing. The Company believes it has substantial defenses to these claims, though the ultimate outcome of these cases cannot be determined.

    The Company has exhausted its insurance coverage for all fen-phen claims, and for non-combination phentermine claims that allege ingestion prior to June 1998. Because predicting the ultimate outcome of those lawsuits is not possible, no provision for any liability has been reflected in the Company's financial statements. Defense costs are being expensed as incurred. Such costs for the three months ended March 31, 2001 and 2002 were $2.3 million and $0.7 million, respectively.

    Gross sales of phentermine by the Company for the three months ended March 31, 2001 and 2002 were $11.9 million and $7.5 million, respectively.

OTHER PRODUCT LIABILITY LITIGATION

    In addition to the litigation described above, the Company has been named as a defendant in several other product liability lawsuits. Two of the lawsuits allege injury or wrongful death from the use of Company-manufactured pharmaceuticals containing phenylpropanolamine (PPA). The Company manufactured two low-volume prescription products containing PPA that were discontinued in 1999 and 2000, respectively. The wrongful death claim, a federal case, was dismissed without prejudice in the Company's favor in November 2001 because plaintiffs failed to prosecute the claim, and plaintiffs have indicated that they might seek to reinstate the case. The other case was served on the Company in January 2002 and was subsequently dismissed without prejudice. All federal cases involving PPA claims are subject to transfer to the nationwide, multi-district litigation now pending in the United States District Court for the Western District of Washington.

    Finally, the Company is a defendant in a lawsuit alleging injury from use of leuprolide acetate, a drug that is distributed by the Company. The plaintiff alleges various injuries from taking the drug. Discovery in this case is continuing. The Company is being defended in this action by the supplier's insurance company. The ultimate disposition of such lawsuit will not materially affect the Company's financial statements.

                        EON LABS, INC. AND SUBSIDIARIES

                                  (unaudited)

                (Dollars in thousands, except per share amounts)

7. LITIGATION (CONTINUED)
INSURANCE/INDEMNITY LITIGATION

    In January 1998, the Company's primary product liability insurer brought a suit in state court in Delaware against the Company and several of the Company's customers, seeking a declaration of rights and responsibilities under its insurance program with the Company. The Company's excess carriers were later added to this action. Subsequently, the court ruled that the insurer had a duty to defend the Company's customers in pending lawsuits.

    In December 1999, the Company completed a court-approved settlement with its excess carriers that provided, among other things, for an additional
$17.75 million of insurance for these lawsuits. As part of that settlement, the Company agreed to place an additional $5 million in escrow out of its own cash reserves to pay for defense costs that it contends should have been paid by its primary product liability carrier, which was expensed in December 1999. The Company also settled outstanding disputes with several of its customers regarding their contributions to defense costs. In general, the settlement provides for varying contributions based on their purchases of the Company's phentermine versus those from other manufacturers.

    Also, in December 1999, the Company agreed in principle with its primary product liability insurer to settle all outstanding disputes. In May 2000, the court approved the terms of the settlement and provided, among other things, that the insurer would partially reimburse the Company based on certain conditions up to an amount of $3.75 million for legal costs previously paid by the Company and to provide for $1.25 million of additional insurance that could be used for defense costs. This additional insurance would be applicable after the Company exhausted all existing product liability insurance. In 2000, the Company received $3.75 million from its primary product liability insurer that the Company had recorded as a reduction of legal costs. In addition, the $1.25 million of additional insurance was exhausted during 2000.

    The Company's product liability coverage was obtained on a claims made basis and covers liability for judgments and settlements and legal defense costs. On or about April 2000, the Company had exhausted all its available product liability coverage for all fen-phen claims and for non-combination phentermine claims that allege ingestion prior to June 1998 that aggregated approximately $48 million. Beginning in May 2000, the Company began to provide for legal defense costs based on services rendered on behalf of the Company and its customers. Coinciding with the exhaustion of its insurance coverage, the Company entered into negotiations with several of its customers to reduce legal costs by streamlining their legal defense structure and or by increasing their contributions to defense costs. The Company has obtained written agreements with these customers.

PATENT INFRINGEMENT LITIGATION

    In 2000, Novartis Pharmaceuticals Corporation filed an action in the United States District Court for the District of Delaware alleging that by manufacturing, using, selling and offering to sell Cyclosporine capsules the Company is infringing on a Novartis patent for its product Neoral. Novartis seeks injunctive relief as well as an unspecified amount of damages and has also asserted a claim that the alleged infringement was willful, that the case is therefore exceptional and that Novartis should therefore be awarded the attorney fees it has incurred in the action. The Company has denied that it

                        EON LABS, INC. AND SUBSIDIARIES

                                  (unaudited)

                (Dollars in thousands, except per share amounts)

7. LITIGATION (CONTINUED)
has infringed any valid patent claims. The Company has also alleged affirmatively, among other things, that the patent is invalid and that it is not infringed by the Company's manufacture, use, sale or offer to sell its Cyclosporine capsules. Our potential liability and expenses in this matter are not covered by insurance. An adverse outcome in this litigation could result in our being unable to market Cyclosporine, which could materially harm our profits and cash flows, and could result in our paying damages, costs, expenses and fees that could have a material impact on our financial performance.

    In January 2001, Apotex, Inc. filed an action in the United States District Court for the Eastern District of New York alleging that by manufacturing, selling and offering to sell Cyclosporine capsules the Company is infringing a patent of which Apotex alleges it is the exclusive licensee. Apotex seeks injunctive relief as well as an unspecified amount of damages and has also asserted a claim that the alleged infringement was willful, that the case is therefore exceptional and that Apotex should therefore be awarded the attorney fees it has incurred in the action. Our potential liability and expenses in this matter are not covered by insurance. An adverse outcome in this litigation could result in our being unable to market Cyclosporine, which could materially harm our profits and cash flows, and could result in our paying damages, costs, expenses and fees that could have a material impact on our financial performance.

    The Company has denied that it has infringed any valid patent claims asserted by Apotex, has alleged affirmatively, among other things, that the patent is invalid and that it is not infringed by the Company's manufacture, sale or offer to sell its cyclosporine capsules.

    In addition, the Company has been named in several other patent infringement actions alleging that the Company has infringed patents by filing an application with the Food and Drug Administration (FDA) for approval to market products before the plaintiffs' patents expire. In general, plaintiffs seek judgments precluding the FDA from approving the Company's application to market the product before their patent expires and have asserted claims that the alleged infringement was willful, that the action is therefore exceptional and that plaintiffs should therefore be awarded the attorney fees they have incurred in the action.

    The Company and its outside counsel believe that the Company has substantial defenses and counterclaims to these above patent infringement actions, though the ultimate outcome cannot be determined.

    Because predicting the ultimate outcome of these actions is not possible, no provision for any liability has been reflected in the Company's financial statements.

OTHER LITIGATION

    The Company is involved in other litigation incidental to its business activities. The ultimate disposition of such lawsuits will not materially affect the Company's financial statements.

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Eon in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fees and the Nasdaq listing fee.


ITEM                                                          AMOUNT TO BE PAID
----                                                          -----------------
SEC registration fee........................................     $   18,400
NASD fee....................................................         20,500
Nasdaq listing fee..........................................        125,000
Blue Sky fees and expenses..................................         10,000
Legal fees and expenses.....................................        850,000
Accounting fees and expenses................................        600,000
Printing expenses...........................................        325,000
Transfer agent fees.........................................         10,000
Miscellaneous...............................................         41,100
                                                                 ----------
    Total...................................................     $2,000,000
                                                                 ==========


------------------------

*   To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Delaware Law and our restated certificate of incorporation provide that we will, under certain situations, indemnify any director, officer, employee or agent of Eon made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees, incurred by the person in connection with the proceeding if certain statutory standards are met. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of Eon. Reference is made to Section 145 of the Delaware General Corporate Law for a full statement of these indemnification rights.

    We also maintain a directors and officers insurance policy pursuant to which our directors and officers are insured against liability for actions in their capacity as directors and officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    Set forth below is information regarding all securities sold and employee stock options granted by us in the previous three years:

      1. As of September 30, 2001, we converted our SAR Plan to a Stock Option Plan and converted all outstanding SARs to options to purchase shares of our common stock, on a one-to-one basis. As a result of the conversion, we granted to employees options to purchase an aggregate of 65,045 shares of common stock with exercise prices ranging from $7.00 per share to $63.00 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Rule 701 of the rules promulgated under the Securities Act.

      2. In December 2000, we issued warrants to J.H. Whitney & Co. to purchase in the aggregate 0.5% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

      3. In December 2000, we issued warrants to Whitney 1990 Equity Capital Fund, L.P. to purchase in the aggregate 2.0% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

      4. In December 2000, we issued warrants to Citicorp Venture Capital, Ltd. to purchase in the aggregate 1.158% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon
         Section 4(2) under the Securities Act.

      5. In December 2000, we issued warrants to Canaan Capital Offshore, Limited Partnership., C.V. to purchase in the aggregate 1.003% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

      6. In December 2000, we issued warrants to Canaan Capital Limited Partnership to purchase in the aggregate 0.120% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

      7. In December 2000, we issued warrants to Quai, Ltd. to purchase in the aggregate 0.120% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

      8. In December 2000, we issued warrants to Stephen L. Green to purchase in the aggregate 0.005% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

      9. In December 2000, we issued warrants to Jeffrey R. Jay to purchase in the aggregate 0.002% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

     10. In December 2000, we issued warrants to Stephen C. Sherrill to purchase in the aggregate 0.035% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

     11. In December 2000, we issued warrants to Bruce C. Bruckmann to purchase in the aggregate 0.010% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

     12. In December 2000, we issued warrants to Richard M. Cashin to purchase in the aggregate 0.020% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

     13. In December 2000, we issued warrants to Jeanne Blasberg, Trustee of the Thomas F. McWilliams Flint Trust, dated 10/27/98 to purchase in the aggregate 0.010% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

     14. In December 2000, we issued warrants to David F. Thomas to purchase in the aggregate 0.012% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

     15. In December 2000, we issued warrants to Harold O. Rosser to purchase in the aggregate 0.005% of our common stock, on a fully diluted basis, as determined at the time of exercise of the warrants at an exercise price of $.01 per share. The issuance of these securities were not registered under the Securities Act in reliance upon Section 4(2) under the Securities Act.

    With regard to our reliance upon the exemptions set forth in the previous sentence, we made inquiries to establish that these sales qualified for exemptions from the registration requirements. In particular, we confirmed that:

    - all offers of sales and sales were made by personal contact from our officers or directors or other persons closely associated with us;

    - each investor made representations that he or she was sophisticated in relation to this investment and we have no reason to believe these representations were incorrect;

    - each purchaser gave assurance of investment intent and the certificates for the shares bear a legend accordingly; and

    - offers and sales within any offering were made to a limited number of persons.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) Exhibits
    See the Exhibit Index attached to this registration statement which is incorporated herein by reference.

(B) Financial Statement Schedules
    Information required to be included in the Financial Statement Schedules is included in the Notes to the Consolidated Financial Statements.

ITEM 17.  UNDERTAKINGS

(a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or Bylaws of the registrant, the purchase agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

(c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Amendment No. 4 to the Registration Statement on Form S-1 to be signed on our behalf by the undersigned, thereunto duly authorized, in the city of Laurelton, New York on this 21st day of May 2002.


                                                       EON LABS, INC.

                                                       By:  /s/ WILLIAM F. HOLT
                                                            -----------------------------------------
                                                            William F. Holt
                                                            Chief Financial Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated, on May 21, 2002.



                   SIGNATURE                                     TITLE                      DATE
                   ---------                                     -----                      ----
                  *                               President, Chief Executive Officer    May 21, 2002
--------------------------------------              and Director
Bernhard Hampl, Ph.D.

/s/ WILLIAM F. HOLT                               Chief Financial Officer               May 21, 2002
--------------------------------------
William F. Holt

                  *                               Controller                            May 21, 2002
--------------------------------------
David H. Gransee

                  *                               Chairman of the Board of Directors    May 21, 2002
--------------------------------------
Thomas Strungmann, Ph.D.

                  *                               Director                              May 21, 2002
--------------------------------------
Frank Beelitz


    William F. Holt, by signing his name below, signs this document on behalf of each of the above named persons specified by an asterisk (*), pursuant to a power of attorney duly executed by such persons and filed with the Securities and Exchange Commission in the Registrant's Registration Statement on March 1, 2002.

By:  /s/ WILLIAM F. HOLT
    ------------------------------------------
    Attorney-in-fact
    William F. Holt

                                 EXHIBIT INDEX


     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------
         1.1            Form of Underwriting Agreement.+
         3.1            Restated Certificate of Incorporation of Eon Labs, Inc.+
         3.2            Restated Bylaws of Eon Labs, Inc.+
         4.1            Form of Stock Certificate.+
         5.1            Opinion of Willkie Farr & Gallagher.+
        10.1            Employment Agreement by and between Eon Labs, Inc. and
                          Bernhard Hampl, Ph.D.+
        10.2            Employment Agreement by and between Eon Labs, Inc. and
                          William F. Holt.+
        10.3            Reserved
        10.4            Technology Agreement, dated as of March 20, 2002, by and
                          between Hexal AG and Eon Labs, Inc.+
        10.5            Credit Agreement, dated as of February 8, 2002, by and among
                          Eon Labs, Inc., Eon Pharma, LLC and JPMorgan Chase Bank.+
        10.6            Loan Agreement, dated November 27, 2000, between Hexal AG
                          and Hexal Pharmaceuticals, Inc.+
        10.7            Loan Agreement, dated January 3, 2000, between Hexal AG and
                          Hexal Pharmaceuticals, Inc., as amended January 1, 2001.+
        10.8            Eon Labs, Inc. Stock Option Plan.+
        10.9            Warrant Agreement, dated as December 5, 2000, among Eon
                          Labs, Inc. and the individuals named therein.+
        10.10           Agreement, effective as of November 10, 1999, by and between
                          Eon Labs, Inc. and the Drug, Chemical, Cosmetic, Plastics
                          and Affiliated Industries Warehouse Employees Local 815,
                          Affiliated with the International Brotherhood of
                          Teamsters, Chauffeurs, Warehousemen and Helpers of
                          America.+
        10.11           Product Royalty Agreement, dated as of March 20, 2002
                          between Hexal AG and Eon Labs, Inc.+
        10.12           Joint Development Agreement, dated as of March 20, 2002,
                          between Hexal AG and Eon Labs, Inc.+
        10.13           Exclusive Distribution and Supply Agreement by and between
                          Upsher-Smith Laboratories, Inc. and Eon Labs, Inc., dated
                          as of December 13, 2000.+
        21.1            List of Subsidiaries.
        23.1            Consent of PricewaterhouseCoopers LLP.
        23.2            Consent of Willkie Farr & Gallagher (included in
                          Exhibit 5.1).+
        24.1            Power of Attorney.+


------------------------

+   Previously filed